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03022964

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

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FILE NO. 82- 5212 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 6/23/03


PROVIMI
ON TOP OF THE FEED CHAIN







annual report 2002

No 1 in animal nutrition in Central and Eastern Europe

No 1 in animal nutrition in South America

No 1 in animal nutrition in USA

(Source: Provimi estimates)

summary


Premixes
Complete Feed
Specialties
Fish Feed
Pet Food

Provimi's product lines

On top of the feed chain

The Provimi group is active worldwide in all types of animal nutrition and is a leader in all markets where it is present. It currently employs over 8,000 people and had sales in 2002 of over EUR 1.5 billion. Provimi has 95 production centres in 28 countries and exports to over 100. Provimi manufactures products and supplies technical support for all species, including ruminants, poultry, swine, fish and pets. The company's core customers are farmers, on-farm mixers, distributors, animal feed producers, pet owners and veterinarians. With intensive co-operation between marketing and research, Provimi has been able to develop a significant number of innovative products serving both the nutritional and health needs of all animal species. In a number of sectors Provimi is a worldwide trendsetter and renowned for its innovative and nutritional solutions.

Quoted on the 'Premier marche'of Euronext in Paris and member of the SBF 120 and MidCAC indices under Euroclear number 4458

Chairman's message

Dear Shareholders

Wim Troost began his career with Provimi BV in Rotterdam in 1958. He then held a variety of positions in domestic and export sales, ingredient purchasing and production. Appointed executive vice-president of Provimi BV Rotterdam in 1973; he became its president and CEO in 1976 and European president in 1986. When Provimi became a part of Eridania Béghin-Say in Paris, Wim Troost was a member of EBS's

I have great pleasure in presenting to you our annual report for the year ended 31 December 2002.

2002 was another eventful year for the company with Edison, formerly Montedison, selling its majority stake in the company on 29 November to Provimlux Investments, a company jointly controlled by two private equity firms, CVC and PAI. The standing market offer launched at the end of 2002 was completed in early 2003. More than half of the remaining shareholders decided to retain their shares thus enabling Provimi to remain quoted on the Euronext Premier Marche in Paris and a member of the midCAC and SBF 120 indices.

I was also very pleased to announce that we have taken control of Rolimpex, with effect from 1 July 2002. We had previously taken a 24.5% stake in this important Polish company in January 2001, and this grew to 37.2% by end 2002. After further increases in early 2003, we launched a tender offer for the remaining shares. Rolimpex, quoted on the Warsaw Stock Exchange, represents a major step forward in your company's strategy of expanding in markets where we can maximise our profitability. The acquisition of this controlling interest reinforces our leadership in the Polish market in advance of next year's admission to the EU.

From a trading point of view, 2002 saw an increase in sales of 2.2% to EUR 1,534.1 million whilst the operating profit increased slightly to EUR 96 million, both being the net effect of acquisitions and organic growth. Our net profit increased by EUR 3.8 million or 26.8% to EUR 18.0 million. Earnings per share also increased by 25.5% from 0.55c to 0.69c. There will be a resolution presented to the annual meeting of shareholders of 3 June 2003 to pay a dividend of 20c per share on or after 11 July 2003.

Sales grew in Central and Eastern Europe, mainly as a result of the acquisitions of Rolimpex in Poland, and Volosovsky and Hercules in Russia whilst the existing businesses saw sales decline primarily due to lower raw material prices in almost all sectors.

Operating profit almost doubled in the Rest of the EU, excluding France, primarily as a result of the ongoing recovery following the BSE and Foot and Mouth crises of 2001. Operating profit increased in France, but Poland suffered from low prices for pork and poultry as a result of low economic growth and high unemployment. Fish Feed profits remained unsatisfactory as a result of lower tonnage and not being able to fully pass on increased costs of Fish Oil and Meal.

I am pleased to say that 2002, despite being a difficult trading year, saw progress in many areas, often as a result of key management initiatives. NANCO in the US benefited from increased efficiency in production and logistics following the closure and transfer of production of four plants. Margins also improved as a result of the decision to withdraw from some low margin feed sales contracts in the USA. Sofrada in France terminated the lease of its Fish Feed facility with production transferred to its sister company in Spain.

We have continued our successful acquisition policy with our first production sites being established in Germany and Vietnam and expanded our existing operations in Belgium, USA and Russia. We also further invested in our Research and Development facilities in India and The Netherlands.

We believe our business model, with strong local brands and the ability of new acquisitions to benefit from immediate group synergies, to be the optimum one for our markets. It ensures flexibility to react quickly to ever-changing situations whilst giving our local businesses the resources, such as in R&D and purchasing,

executive committee and president as well as CEO of Provimi Holding BV in 1989. As such he was responsible for all Provimi's activities worldwide. During the beginning of the 90's, Provimi expanded rapidly in both Eastern and Western Europe, with production and marketing centres all over Europe. In the second part of the 90's Provimi expanded further in the USA, South America, Asia, China and Australia. Provimi developed during this period into a company with a broad solid product base and improved their product added value considerably. Today Wim Troost is CEO and president of Provimi SA., the holding company of the world-wide Provimi organisation, quoted on the stock market in Paris with two financial investors CVC & PAI owning 74.05% of the shares and with the general public holding the rest.

to maximise their growth and profitability, as well as support their customers.

2002 was a year of considerable weakness and uncertainty in the world economy. This had an impact on most commodity markets with prices for soyabean meal, vitamins, minerals and amino-acids trading lower than in 2001. However prices for Fish Meal were up over 20% and for fish oil up over 90% versus a year ago.

Markets for our products have generally remained strong. Most of our principal sectors of activity grew strongly with Pet Food growing tonnage by over 20%.

In 2003, we will continue to invest in high growth markets both geographically, such as in Asia and Central and Eastern Europe, broaden our sales in Fish feed and Pet Food and to position ourselves at the high quality end of the market.

In addition, we are taking steps to improve margins. We will continue to focus on reducing working capital and debt levels whilst benefiting from the flexibility and stability that our new financing facility brings. Nonetheless, 2003 promises to be another difficult year with its geopolitical uncertainties as well as a further potential decrease in the value of key currencies for Provimi such as the US dollar and Polish zloty.

We will continue to aim for our medium term targets of 10% growth averagely over the years ahead. We strongly believe we have, with our new shareholders, the financial, managerial and technical resources to achieve these targets and to maximise the return for our shareholders in markets that are consolidating, worldwide.

Wim Troost



General and marketing managers' annual meeting 2002

Board of Directors

Wim Troost Chief Executive Officer

Hugo van Berckel

Bertrand Finet

Bertrand Meunier

Florian Ollivier

Patrick Ricard


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Executive Committee

Foreground: Adrian Steed Chief Financial Officer • **Wim Troost** Chief Executive Officer

Background: Wim Sluijter Director, Controller, tax and IT • **Larry Schaab** Director of Development • **Stoffel Flikweert** Chief Operating Officer

Independent Auditors

Deloitte Touche Tohmatsu • Gramet Nahum & associés

Key figures


2000
2001
2002
1,293.1
1,500.6
1,534.1
USA
217.3 (14%)
France
144.0 (9%)
Rest of EU
457.7 (30%)
Central & Eastern Europe
534.4 (35%)
Rest of the world
180.7 (12%)

Actual sales (in millions of euros)

in millions of euros	2000	2001	2002
Net Sales	1,347.3	1,500.6	1,534.1
Operating income	87.6	95.4	96.0
Net Financial expense	(31.7)	(43.1)	(42.3)
Pre-Tax income from continuing operations	55.9	52.3	53.7
Net income – group share	15.2	14.2	18.0

Pro forma unaudited for 2000, actual for 2001 and 2002
(see page 46)

	2000	2001	2002
	83.9	95.4	96.0

2002		
USA	18.5	(20%)
France	17.3	(18%)
Rest of EU	17.6	(18%)
Central & Eastern Europe	34.8	(36%)
Rest of the world	7.8	(8%)

Actual operating income (in millions of euros)



2001
1,500.6
(68.0)
Exchange impact
164.4
Change in scope
(62.9)
Internal growth
2002
1,534.1

Analysis of net sales evolution (in millions of euros)



31/12/2001
30/06/2002
31/12/2002
471.9
536.1
0.88
455.3
514.5
0.89
472.9
536.1
0.88
☐ Net financial debt
☐ Consolidated shareholders' equity

Net Financial debt/shareholders' equity (in millions of euros)

2001

95.4

(4.0)
Exchange impact

7.6
Change in scope

(3.0)
Internal growth

2002

96.0

Analysis of operating income evolution (in millions of euros)

Ownership structure and share performance

Quoted on the first market of Euronext Paris and eligible for the deferred settlement system.
Euroclear code 4458.
ISIN code FR0000044588

Index
Provimi is included in the following indexes:
- SBF 250
- Dow Jones Stoxx et Euro Stoxx (division "Food and Beverage")
- SBF 120
- Mid CAC

Number of holders of registered shares (as of 28 February 2003):	350
Number of holders of bearer shares (based on schedule of identifiable holders of bearer shares 28 February 2003):	21,367

shareholders	shares	% capital	total votes	% voting rights
Provimlux Investments SA	19,323,016	74.05	19,323,016	74.46
Provimi Treasury stock	144,100	0.55	0	0.00
Shares held by senior management	105	–	105	–
General public	6,627,148	25.40	6,627,148	25.54
Total	**26,094,369**	**100**	**25,950,269**	**100**

Shareholding as of 8 January 2003


74.05%
0.55%
25.40%
Provimlux (voting rights: 74.46%)
Treasury shares
General public

Shareholding as of 8 January 2003

Opening and closing prices 2002 (EUR)	
- Opening 2 January	21.30
- Closing 31 December	13.25

Daily average trading volume	
- Number of shares	48,252
- In millions of euros	0.896

Highs and lows (EUR)	
High	24.70
Low	13.25

Share performance 1 January to 31 December 2002



- France **94%**
- Italy **1%**
- Switzerland **1.1%**
- Others **3.9%**

Based on schedule of identifiable holders of bearer shares dated 28 February 2003

Public shareholding by country as of 28 February 2003

- Provimi
- SBF 120
- Dow Jones Euro Stoxx
- Dow Jones food and Beverage

Provimi	SBF 120	Dow Jones Euro Stoxx	Dow Jones food and Beverage
− 40.58%	−31.72%	−32.05%	−9.9%

Performance 1 January to 31 December 2002


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WE'LL STOP
GROWING
WHEN
THE WORLD
STOPS
EATING.



Year of further expansion

Highlights since 1 January 2002

In January
Provimi acquired the activities of Comptoir de Gives in Belgium. The company, established in 1972, is located in Huy/Ben-Ahin in the south-eastern part of Belgium and produces mineral mixes and specialty feeds for local and export markets. The products are sold through an extensive network of dealers all over Belgium.
Comptoir de Gives specialises in the production of mineral feed blocks for dairy and sheep, a "niche" specialty feed market which is growing rapidly in Belgium as well as in the surrounding countries. Provimi has already been active on the Belgium market through Provimi Belgium, a division of Protector SA/NV mainly active in milk replacers for veal calves. Activities of Provimi BV Rotterdam and Comptoir de Gives in Belgium will be integrated to offer the customers a larger product line and a better service.

Also in January
Provimi acquired a 100% share in SanoGold GmbH in Germany. The company, established in 1991, is located in Aalen in the south part of Germany and produces mineral mixes and specialty feeds for the local and export markets. These products are sold to the home mixing farmers through a network of dealers.
In Southern Germany in particular there is a tendency to mix more and more feeds on the farm. Currently the total amount of feed produced on the farm in Germany is estimated at 13 million tons per year.
Provimi has already been trading in the German market for 15 years through several of its companies in Premixes, Pet Food and Fish Feed. With SanoGold producing for the home mixing market, Provimi has created an excellent synergy between the companies in the group.

In February
Two new production units and a research farm in India were officially inaugurated by the president of Provimi, Mr. Wim Troost, on the occasion of the 18th anniversary of Vetcare, a company of Provimi located in Bangalore. Vetcare's product range includes animal health products, premixes, specialties, pet food and aquaculture products. The first unit is designed for the production of amitraz, an ecologically friendly anti parasite (e.g. mange and tick) product widely used with dairy cows and for swine and pets in tropical regions. The second unit is designed for the production of methomin, a specific organic mineral-amino acid complex with increased mineral digestibility and lower excretion in manure. Both plants are ISO-9002/GMP certified.
The research farm includes a unit for broiler performance trials and palatability tests for pet food. This is part of the chain of research farms worldwide, which is co-ordinated by the Research and Technology Centre in Brussels. A further expansion of the research farm in India is foreseen in the near future with a new dairy unit.
Besides being market leader in India, Vetcare is exporting to eleven countries in Asia, South America, the Middle East and Europe.

In April
Provimi concluded the acquisition of a 51% share in Guangxi Peter Hand in China. The company is located in Guangxi, a province in the south part of China and produces premixes, concentrates and specialty feeds for the local market. Guangxi Peter Hand has two subsidiaries, namely in Chongqing (60%) in the centre-west of China and in Vietnam (75%).
The Vietnam subsidiary has two production facilities, in Hanoi (north) and Ho Chi Minh City (south), producing premixes and concentrates.
China is the world's second largest feed market, and is growing rapidly. Provimi is already present in the east part of China (Provimi Gan Yu), with a new plant opened in June 2000 and also has a representative office in Beijing.

In June
Provimi acquired a 100% share in Sunglo Feeds Inc. The company, established in 1979, is located in Hesston, Kansas in the USA and produces specialties such as beef range cubes, mineral supplements and swine show feeds. It has an annual turnover of EUR 10 millions and currently employs 26 people. The acquisition of Sunglo Feeds fits in very well with Provimi's strategy of buying companies that produce specialties and higher value added products.


WE'RE ON
TOP OF
THE FEED
CHAIN


WE'RE ALL
ABOUT
RAPID
GROWTH.


AGGRESSIVE
IN BUSINESS.
KIND TO ANIMALS.


BEST AVAILABLE COPY

In July

Provimi Polska, the group's Polish subsidiary, gained a controlling interest in Rolimpex through majority representation on the Supervisory Board. The company therefore consolidated Rolimpex with effect from the third quarter. As per 31 December 2002 Provimi owns 37.2% of Rolimpex. The company produces complete feed, premixes and has important trading activities. Rolimpex is the second largest animal feed producer in Poland after Provimi Polska, and is quoted on the Warsaw Stock Exchange.

In September

Provimi acquired two complete feed businesses in Russia. In the first transaction, Provimi purchased in excess of 75% of the shares of the "Volosovsky Feed-Plant" company, which is located near St. Petersburg. Provimi has also acquired more than 70% of the shares of the Hercules company. Hercules has a feed plant in Klin, North-West of Moscow. Volosovsky produces complete feed and will also be able to produce concentrates and premixes in the near future. The company currently employs 250 people and produces around 90,000 tons of complete feeds on an annual basis for the St. Petersburg region. Hercules produces around 55,000 tons, annually, of complete feed for the Moscow region. Additionally, they have an oat flakes processing facility. Hercules currently employs 240 people.

These acquisitions are in line with Provimi's strategy to expand in Russia, which the company views as a market with strong growth potential. Provimi is already active in the country through Provimi Russia with operations in Moscow, Samara and Azov. Complete feeds and concentrates are produced at both the latter locations. The total number of employees in these three locations is 535.

Also in September

Provimi expanded its facilities in research centre "De Viersprong" in Velddriel, The Netherlands. Three new research units were officially inaugurated by Roger Gilbert, Secretary General of IFIF, the International Feed Industry Federation. In the first new unit, specialised research is carried out on dairy cows, with particular emphasis on the rumen function. The second is for rearing calves, where amongst others dry feed intake and milk replacers are tested. In the third, alternatives to anti-microbial growth promoters are tested on broilers, calves and pigs.

"De Viersprong" serves primarily to research and develop new products and programmes and to continuously improve the existing ones. The research is focused on nutrition of swine (gestating and lactating sows and piglets), poultry (layers and broilers), calves and dairy cows.

In November

Provimi officially opened a new plant for its Chilean fish feed company Alitec S.A. The new plant is Alitec's second plant and is located in the Pargua area, on the mainland of Chile. Alitec was founded in 1988 and already has 240 employees in its Castro plant on Chiloe island. Provimi acquired 51% of the company in November 1999 and the remaining 49% in May 2002. Its main activity is salmon feed production that is distributed locally. The average sales growth over the last 5 years amounted to 25%. Alitec is expected to achieve a strong growth with the help of this new plant, with a capacity of over 75,000 metric tons yearly, mainly oriented to sea-water aqua feed. This will more than double the production capacity. Salmon production worldwide is concentrated in three countries: Norway (35%), Chile (35%) and Scotland/UK (12%). Over the past ten years the production of Atlantic salmon (the kind most commonly produced), has increased considerably: from 274,000 tonnes in 1992 to 1,048,000 tonnes in 2002. Consumption per capital in the USA has grown at a rate of more than 20% over that same period. The Atlantic salmon industry is expected to further grow at a rate of approximately 15% per year the coming ten years, mainly focused on the USA market. The USA has no relevant local processing industry and Chile is a major exporter to those markets. The second largest importer of Chilean salmon is Japan.

Also in November

Provimi announced that Provimlux Investments SA purchased Edison's 54% shareholding in Provimi for EUR 13.25 a share and would file a standing market offer for the remaining 46% shareholding held publicly.

The French Financial Markets Council (CMF) approved the terms of the standing market offer on 11 December 2002. The French Stock Exchange Commission (COB) approved the terms of the joint information note describing the terms and conditions on 17 December 2002. The standing market offer was open for a period ranging from 20 December 2002 to 8 January 2003 inclusive. During the standing market offer for Provimi shares, Provimlux Investments SA acquired on the market 5,320,756 Provimi shares at a price of EUR 13.25.

Since the closure of the standing market offer, on 8 January 2003, Provimlux holds 19,323,016 Provimi shares which represent 74.05% of the capital and 74.46% of the voting rights, on the basis of an issued share capital of 26,094,369 shares representing 25,950,269 voting rights.



Provimi's growth has given
it market
in Central and
North and South America
growing market shares in Asia,
Africa and Australia and has enlarged
its diversification by species.
Breakdown of sales by animal species2002
24%
20%
15%
9%
6%
26%
Swine
Poultry
Cattle
Fisheed
Petfood
Other
Market share 2002 of the global market
In millions of tons CFE (Complete Feed Equivalent)
11%
12%
6%
10%
3%
7%
E.U.
C.E.E.
North America
South America
Rest of the world
Global market share



BEST AVAILABLE COPY
Premixes
Complete Feed
Specialties
Fish Feed
Pet Food
Argentina
Australia
Belgium
Brazil
Bulgaria
Chile
China
Czech Republic
Denmark
France
Germany
Greece
Hungary
India
Italy
Jordan
The Netherlands
Poland
Portugal
Romania
Russia
South Africa
Spain
Switzerland
United Kingdom
United States
Vietnam
Argentina
General Dehenza
Venado Tuerto
Australia
Adelaide
Forbes
Tamworth
Belgium
Huy/Ben-Ahin
Campinas
Carhaix
Realville
Saint-Aignan
Torcy
Trappes
Treize-Vents
Yffiniac
Germany
Aalen
Greece
Agrinion
Hungary
Zichyujfalu (2)
India
Bangalore (4)
Ireland
Kilkenny
Naas
Italy
Carmagnola
Jordan
Amman
The Netherlands
Doetinchem
Rotterdam
Weert
Poland
Baborow
Babsk
Bialystock
Bieganow
Blok Dobryszyce
Brzesko
Brzozowo
Dobrzelin
Ekspasz Lowicz (2)
Ekspasz Wyszkow
Jaroslaw
Kakolewo
Ketrzyn
Kochanowice
Kraplewice
Lobez
Olsztynek
Osnowo
Rogow
Skokowa
Swiecie
Tworog
Ujazd
Wroclaw (2)
Portugal
Alverca
Porto
Romania
Craiova
Salonta
Russia
Azov
Moscow
Samara
St. Petersburg
South Africa
Pietermaritzburg
Spain
Dueñas
Madrid
Mequinenza
Switzerland
Lucens
United Kingdom
Aberdeen
Dalton
Lichfield
United States
Fremont - Nebraska
Hesston - Kansas
Lewisburg - Ohio
Marion - Iowa
Weatherford - Texas
Vietnam
Hanoi
Ho-Chi-Minh City
28
countries

USA

in millions of euros	2000	2001	2002	
Net Sales	245.9	[illegible]	217.3	[illegible]
Operating Income	17.8	[illegible]	18.5	(2.1)
Operating Income/Net Sales	7.2%	[illegible]	8.5%	0.6
Capital Expenditure	1.7	[illegible]	2.5	0.8
Property plant and equipment	33.5	[illegible]	25.3	(5.0)
Staff Level at Year-end	587	[illegible]	572	2

The reorganisation announced in late 2001 represented an important strategic step in 2002, with North American Nutrition Companies, Inc. (NANCO) taking operational responsibility for all the US brands, namely Akey, SCA, Vigortone, and Sunglo. All plants began multi-brand manufacturing, thus increasing the company's overall flexibility. It was decided to exit low margin swine feeding contracts and to focus efforts on larger clients. As a result, the manufacturing plant in Pittsfield, Illinois, was closed and subsequently sold.

Research efforts resulted in several new products, including a turkey prestarter, a product for dehydrated calves, and a show feed product designed to enhance the definition and appearance of muscles as animals enter the show ring. Several more new lines will be introduced in 2003.

Akey's Complete Feed Equivalents (CFE's) grew by 10%, with swine feeds increasing 14.5%, poultry up 3.5%, and ruminants growing 4.9%. CFE's at SCA grew 25% while overall volumes decreased 24% as lower inclusion rate grower, finisher, and sow premixes were added to the product line. Drought conditions in the Southwest negatively impacted Vigortone's mineral product customers in the first half of 2002. Vigortone expects its beef range business to strengthen in 2003 and intends to devote additional efforts to developing speciality sales in products such as calf milk replacers and silage inoculants. Sunglo Feeds, a leading livestock show feeds company, became the fourth brand to be added to the existing stable of Provimi brands in the USA. Sunglo's business continues to grow in both volume and geographic reach benefiting from increased synergies with NANCO's other brands.

NANCO's 2002 consolidated results, converted into euros, were adversely impacted by the increase in the average value of the euro during the year. Difficult market conditions in all segments of animal agriculture in the US resulted in lower volumes during the second half of 2002, and these adverse markets are expected to continue into the first half of 2003. In spite of these market challenges, NANCO will continue to offer quality nutritional expertise and value at the producer level.








North American Nutrition Companies, Inc.
Nanco


Marion
Fremont
Lewisburg
Hesston
Weatherford

a restructuring model to improve efficiency

Akey, SCA, Sunglo Feeds and Vigortone

Activity: Premixes, Specialties & Complete Feed

Positioning: North American market & export market world-wide

Strategy: Improve position as market leader

North American Nutrition Companies, Inc. (NANCO) is an umbrella company that provides operational services to the Akey and Vigortone Business Units in the United States. The Business Units are responsible for sales, marketing, technical services, research & development, and customer service. The Akey Business Unit represents the Akey, SCA and Sunglo brands, while the Vigortone Business Unit handles Vigortone products. Our brands represent products in swine, dairy, beef, poultry, and the emerging show feeds market in the USA.

Vigortone joined the Provimi group in March 1998. Provimi introduced the SCA brand in the USA in 1998. Akey was acquired in July 2000. Sunglo Feeds joined Provimi in June 2002. Each brand has a long and unique history. Together they have allowed Provimi to successfully penetrate multiple market segments and species groups.

NANCO employs 572 individuals in positions as wide ranging as Ph.D. nutritionists and research scientists to truck drivers, manufacturing personnel, and highly trained field sales representatives. Lewisburg, Ohio, is the home of the Akey Business Unit, while Vigortone maintains their office in Cedar Rapids, Iowa. Manufacturing facilities are strategically located in key animal agriculture markets: Lewisburg, Ohio; Fremont, Nebraska; Hesston, Kansas; Weatherford, Texas; and, Marion, Iowa.

A word from the President and CEO – Dwight Armstrong, Ph. D

"2002 was an exciting year of external growth and internal change for our company", said Dwight Armstrong, "A restructuring effort combined the strengths of our brands, allowed us to take advantage of synergies, and has increased our internal efficiencies." Armstrong also notes that the continued consolidation of the [illegible] poultry industries necessitated these moves to [illegible] in the market and allow the company to protect its [illegible].

NANCO emphasizes research efforts [illegible] product development and technical services to customers, and [illegible] intensive swine, dairy calf, and poultry research in state-of-the-art facilities located near Lewisburg.

Akey holds a leading market position in the US swine market. Vigortone has focused in the ruminant area and holds respectable positions in both beef and dairy nutrition. Sunglo is a market leader in the swine show feeds business, a rapidly developing market segment in the US. SCA has focused its efforts on developing niche products for piglets. Overall, NANCO brands hold almost 10% market share in the USA feed industry(¹). The company is uniquely positioned to service customers of all sizes, including some of the largest livestock integrators in the United States.

As part of our 2001/2002 restructuring initiative, NANCO closed manufacturing facilities in Cedar Rapids, Iowa; Pittsfield, Illinois; Thomson, Georgia; and, Marion, Ohio. By re-balancing manufacturing volumes to the remaining plants, the company has added additional shifts at these sites, resulting in much enhanced fixed asset utilization. Logistics and delivery services are centered in Nutrition Transportation Services, LLC, a subsidiary that utilizes almost 100 tractor-trailer units strategically located at our manufacturing centers.

France

in millions of euros	2000	2001	2002	△
Net Sales	137.4	[illegible]	144.0	(3.0)
Operating Income	11.2	[illegible]	17.3	9.9
Operating Income/Net Sales	8.2%	[illegible]	12%	0.9
Capital Expenditure	4.5	[illegible]	2.2	(1.3)
Property plant and equipment	18.8	[illegible]	17.5	(2.5)
Staff Level at Year-end	646	[illegible]	710	25

The performance of Neolait in the dairy breeding sector (mineral supplements and milk replacers) was strong with increases in sales and operating profits of approximately 4%. These increases were achieved in the face of low and declining prices for poultry, swine, beef and milk and a reduction in the total French feed market of 2%. These weaknesses had a negative impact on most of Provimi's other businesses in the domestic French market place. However, sales of organic feed, under the Bio brand increased substantially during the year.

Centralys increased its exports, particularly to South East Asia and Latin America with margins benefiting from a higher dollar rate in the first half of the year. Centralys'sales of speciality products declined although a more favourable product mix increased the gross margin. Sodial increased sales of liquid feeds by 5% due to a switch by dairy farmers from more expensive feed concentrates. Sales of Sodial's nutritional specialities also increased, by 25%. Nutec's sales of liquid nutritional specialities were, however, strongly impacted by the crisis in the poultry sector that led to a decline of 10% in sales and 5.5% in margin. Sales of acidifiers increased by 33%.

Sofrada Aquaculture (acquired in April 2001 and specialising in feed for trout, salmon, tilapia, sea bass, sea bream, turbot and shrimps in France and for export) recorded low margins and export losses as a result of a more restrictive credit policy. Early in October 2002, it was decided to cease production activities, transferring them to other Group subsidiaries before the end of 2002. Commercial activity will continue in France and/or export.

All companies continued their investments in traceability and quality with Neolait achieving ISO-9001, version 2000, as well as confirming their GMP certification. In addition, new norms were established by Neolait in reducing phosphate levels in mineral supplements for ruminants. Centralys has obtained the re-confirmation of ISO-9001 and is preparing to obtain the GMP+ certification during the first quarter of 2003. Celtic is also expecting to obtain the ISO-9001, version 2000, certification during the first half of 2003 for its Crévin plant.

Two dedicated Internet Sites are available for Centralys customers, and used by more than 80% of them in one case. These tools differentiate Centralys from the competition in a declining market. Specific investments have been launched in terms of new research programmes, product innovation (substitution of growth promoters and antibiotics, acidifiers etc) as well as efforts to ensure safe ingredient supplies and production (supplier audits, traceability, non-contamination).

Operating income also includes the results of group holding companies.


NEOLAIT
LAIT
Toujours partenaire des métiers du vivant
NEOLAIT
à la source de l'alimentation minérale.
Nouvelles Formules
URCE
SIR

Rest of EU

in millions of euros	2000	2001	2002	△
Net Sales	457.0		457.7	(9.4)
Operating Income	24.3		17.6	6.4
Operating Income/Net Sales	5.3%		3.8%	1.8
Capital Expenditure	14.4		13.1	(1.3)
Property plant and equipment	71.2		75.2	0.6
Staff Level at Year-end	1,317		1,326	18

Overall, the operating results of this region showed a very impressive increase in operating profit and margin compared to 2001, a year which was severely impacted by the export restrictions arising out of the Foot and Mouth outbreak. This increase was achieved on 2% lower sales, partially due to the decision to withdraw from low margin veal rearing contracts in Belgium. Sales were also 11% lower in the UK market due a decision to exit certain low margin premix businesses as well as a substantial decrease in the domestic feed market.

The Netherlands saw an increase in sales and profit in all 3 businesses with the improved performance being particularly marked from the Rotterdam based producer of premixes and speciality feeds, Provimi b.v. Exports increased by 25% to Eastern Europe, 10% to the Middle East and doubled to countries bordering the Mediterranean. Joosten Products, the producer of specialities also increased its exports to the Far East. Nevertheless, the strength of the euro against the dollar was a limiting factor. Mervo, the largest private label pet food manufacturer in the country, installed an additional extruder line in November. This increased production capacity by 20% following earlier constraints in meeting customer demand. Further investments are also being made in automated logistics in order to increase margins and meet production targets. Comptoir de Gives is taking advantage of a growing demand for mineral blocks in Western Europe.

Provimi's largest European Fish Feed operation, Danafeed in Denmark, increased sales volumes by 8% following the installation of a second extruder line. Margins however, continued to suffer from the high Fish Oil and Fish Meal prices, the increased costs of which could not be fully absorbed by the market. The research facility, inaugurated in August 2001, is fully operational. Provimi's Fish Feed operations in Greece reduced their sales due to a more restrictive credit policy, but there was an increased focus on Pet Food with improved results.

Provimi's Portuguese complete feed operation had a successful year. In a stable market, margins were increased by a more focussed approach to specific market segments, thus reinforcing its existing leadership position. The new CRM (customer relationship management) system went live which will help further improve customer service and business efficiency.

The new UK organisation, with SCA Nutrition, NuTec, Norvite Feed supplements and Top Number all trading as Provimi Ltd, was operational as from January. This enabled greater efficiency from the combined swine and ruminant divisions. The market remains extremely competitive with meat imports making substantial inroads.

Sanogold, in Germany, Provimi's first investment in the country, also joined the group in January and made a positive contribution in its first year. It produces mineral mixes and speciality feeds for the local and export markets which are sold to the on-farm mixing customers through a network of dealers.



Central and Eastern Europe

in millions of euros	2000	2001	2002	
Net Sales	[illegible]	[illegible]	534.4	[illegible]
Operating Income	24.5	[illegible]	34.8	[illegible]
Operating Income/Net Sales	7.3%	[illegible]	6.5%	(2.2)
Capital Expenditure	4.2	[illegible]	8.4	0.7
Property plant and equipment	47.8	[illegible]	82.1	26.9
Staff Level at Year-end	2.265	[illegible]	3,876	1,841

Two major events need to be taken into account in order to understand the 2002 results in a region where sales grew by 22% and operating income declined by 9%, both year on year. Firstly, Rolimpex was consolidated as from 1 July. In addition, results from Provimi Polska declined compared to the exceptionally strong performance in 2001.

Sales increased in all other countries in this sector with a particularly strong performance from the Czech Pet Food business. Margins increased in most countries in the region. However, the increasingly strong euro, particularly against the rouble and the zloty, also negatively impacted the translation of sales and profits.

Provimi's expectations that many of the countries in the region where it has businesses would be joining the European Union were reconfirmed at the Copenhagen summit in December. Subject to affirmative local referendums, Poland, Hungary, and the Czech Republic will join in 2004 together with seven other countries. Provimi regards this very favourably as it should improve its local market shares due to its ability to meet more stringent EU health and safety standards.

The consolidation of Rolimpex confirms Provimi's clear market leadership in Poland with approximately 36% of the local animal nutrition market(*) and 28 plants spread across the country. Rolimpex produces feed for all species as well as having trading and silo activities. Trading activities encompass feed ingredients as well as vegetable oils. Provimi increased its share in Rolimpex to 42% in January 2003.

Provimi Polska suffered from a continuation of a weak poultry market where overproduction led to sales below cost with a reduction in poultry meat prices of 18%. In addition, swine prices dropped by 20% during the year. Despite these setbacks, according to Feed International, the Polish animal feed market has expanded by an average of 4% per year over the last five years, one of the strongest growth rates worldwide.

In 2002, Provimi acquired two complete feed businesses in Russia. In the first transaction, Provimi purchased 75.41% of the shares of the Volosovsky Feed-Plant company, which is located near St. Petersburg. Provimi also acquired 74.23% of the shares of the Hercules company. Hercules has a feed plant in Klin, North-West of Moscow. Volosovsky produces complete feed and will also be able to produce concentrates and premixes in the near future. The company currently employs 250 people and produces around 90,000 tons of complete feeds on an annual basis for the St. Petersburg region. Hercules produces around 55,000 tons, again on an annual basis, of complete feed for the Moscow region. Additionally, it has an oat flakes processing facility. Hercules currently employs 240 people.


BRASA
FAMILY
Champion
Chuť vítězství

(*Source: Provimi).


BEST AVAILABLE COPY

Provimi Pet Food CZ


PROPESKO

market leaders in the Czech Republic and Slovakia

Activity: Dry & Wet Pet Food
Positioning: Central & Eastern European market
Strategy: Differentiating distribution channels
Brasa: specialised Pet Food market.
Propesko: private label for supermarket channel

Brasa and Prospesko Pet Food

Provimi Pet Food CZ is the umbrella name of the two pet food companies in the Czech Republic. Besides being market leader in the country, they also own the largest and most modern production facilities in dry as well as in wet pet food.
Bohemia Safari s.r.o. is located in the Northern part of Czech Republic in Braistaj and produces all categories of dry pet food in the most modern dry pet food plant in Central Europe. After the acquisition in May 2001, work immediately began on an expansion process for a new ingredient silo complex, installation of second extrusion line, new packaging hall and modernisation of the warehouse. The plant is now ready to fulfil the fast growing demand for dry pet foods in the Czech Republic and surrounding countries.
Tovarna na Krmiva Mika a spol s.r.o. is located in the Southern part of Czech Republic, in Veselí nad Luznici, produces various wet pet food products. Together with the meat suppliers, an excellent quality system was developed to process the meat within 6 hours. In August 2002, the plant was flooded due to the heavy rain. Thanks to the efforts of the employees, the plant was only stopped for eight days.
Both companies were established in the early 90's and joined the Provimi Group in 2000 and 2001 respectively. In 2002 a joint office in Prague for Provimi Pet food CZ was opened. Total number of employees is 130.

Czech Pet food market

In the last 5 years the Czech Pet food market has shown a very fast growth from 25.000 to 100.000 tons and a annual growth of 10% is forecast for the coming years.

Products and brands

– Brasa: dry products for dogs and cats are exclusively sold via the speciality channel (pet shops) in the Czech Republic, Slovakia and the other CEE countries
– Propesko/Reno: dry and wet pet foods are sold via the Hypermarket/Supermarket channels in the Czech Republic, Slovakia and neighbouring CEE countries
– Various private labels/distributors brands: Provimi Pet food Czech Republic is the main supplier to most of the Hypermarket/Supermarket channels, domestic as well as international in the Czech Republic and neighbouring countries.

Provimi Pet Food is very well positioned for maintaining its current market leadership in the Czech Republic and Slovakia and for rapid expansion to the rest of Central and Eastern Europe. These regions have demonstrated significant market growth in recent years. Taking into account the low penetration of prepared pet food compared to Western Europe, further fast growth for the coming years is expected. Provimi Pet food Czech Republic will further develop the pet food business in Central and Eastern Europe through its sister companies (in Poland and Russia) or via its own sales offices (Slovakia).

The vision of Milan Popovic,
General Manager of Provimi Pet food (CZ)

I personally expect Provimi Pet food to maintain its leading position in the Czech Republic and Slovakia and to reinforce its position in Poland, Hungary and the Balkans. Currently we possess one of the most modern factories in Europe for dry pet food production and all measures indicate that we are a competitive company. In my opinion, the new structure of Provimi Pet food is even better profiled.

Central and Eastern Europe

Each company has a regional market share of around 15% with t[illegible] potential to increase turnover by an estimated 20% in the next [illegible] years(*). These acquisitions are in line with Provimi's strategy to expand in Russia, which the company views as a market with strong growth potential. Provimi is already active in the country through Provimi Russia with operations in Moscow, Samara and Azov. Complete feeds and concentrates are produced at both the latter locations. The total number of employees in these three locations is 535. Provimi's existing Russian operations experienced an increase in domestic feed production at the expense of imports due to the decline in the rouble against most trading currencies, especially against the euro.

In the Czech Republic, both petfood companies had excellent years. Investments by Bohemia Safari in a new extruder production hall and packaging lines enabled production to increase by almost 50%. 20% of the sales of its leading brand, Brasa, were exported to neighbouring countries such as Croatia, Poland and Russia. Mika a spol/Propesko achieved ISO 9001, version 2000, made successful efforts to expand its sales of both wet and dry petfood via the major supermarket chains in the Czech Republic, Slovakia and neighbouring countries. Its plant was flooded in August as a result of the climatic conditions across much of the Czech Republic, Austria and Germany at that time. This led to a one week temporary interruption of production.

[illegible] Brazil suffered from the poor [illegible] nt there. The real was devalued by [illegible] and the poultry and swine sectors, approximately to[illegible] and sustained downturn. Exports [illegible] s the costs Herzegovina a[illegible] ict credit of operating profit [illegible] Provimi's activities in Bulg[illegible] sales and operating profit substan[illegible] and declining local market, particularly [illegible] reduction in poultry prices of 30%, lower grain pric[illegible] harvests lead to increased margins. Further investmen[illegible] in a line for locally produced bio-concentrates, to replac[illegible] and in the establishment of a state of the art testin[illegible]

(*Source: Provimi).

Provimi Polska Group

market leader in the Polish animal feed market

...sts of six separate ...Polska Białystok, Provimi ...Grzelin, Provimi Polska Olsztynek, ... The Group possesses 18 feed plants, a ... Czaple and a Port Office in Gdynia. At the ... in Osnowo, there is also a modern, well equipped ... which makes analyses for all the plants of the Group. ... company in Poland was created in Osnowo, in 1989 ... name of Central Soya Rolpol Holding. Products of this company were received very well on the Polish market. Trying to meet demand, throughout its presence in Poland, Provimi expanded its activity while opening new feed and concentrate plants all over the country. Provimi Polska Group is a leader on the Polish feed market. Its market share amounts to approximately 21%(*). At present Provimi Polska Holding controls also Rolimpex Group – the second largest feed producer in Poland (Rolimpex market share amounts to approximately 10%(*)).

Provimi Polska group employs about 1300 persons and Rolimpex employs about 900 persons.

The Research Farm in Czaple was established in 1994. In conditions comparable with normal farms, but meeting the control requirements for research, feeding tests with broilers, turkeys, layers, sows, piglets, weaners and fatteners are continuously carried out. The Research Farm is also an important educational tool. Over 3,000 guests a year, clients, distributors and students visit the Farm.

Yearly production of Provimi Polska group amounts to about 800-900 thousand tons. Over 80% of our production constitutes compound feeds. Apart from these, concentrates and speciality products are supplied to young animals. About 35% of the products are sold via our own distribution network (there are over 1800 sales points all over ... The remaining part is sold directly to animal producers. ...s developed a so called "Feed School" in which ...employees are trained in animal production ... in sales techniques.

Activity: Complete Feed, Concentrates, Specialties and Pet Food

Positioning: Polish and Eastern European export markets

Strategy: Improve local market leadership

A word from the General Manager, Witold Karwan

"Undoubtedly, the greatest achievement of Provimi Polska Group over the last two years is the investment in and the start of a close co-operation with Rolimpex Group. The merger of production and human resources of both groups – leaders on the Polish feed market creates more possibilities for the future development of the companies and for a better customer service all over the country.

We aim at continuously supporting Polish animal producers, providing them with products of the highest quality including the latest in animal nutrition technologies."

(*) ...

Rest of the world

in millions of euros	2000	2001	2002
Net Sales	[illegible]	[illegible]	180.7
Operating Income	[illegible]	[illegible]	7.8
Operating Income/Net Sales	5.7%	[illegible]	4.3%
Capital Expenditure	5.7	[illegible]	14.4
Property plant and equipment	21.0	[illegible]	31.2
Staff Level at Year-end	1,126	[illegible]	1,624

A variety of factors influenced the overall results in this region, reflecting its geographical diversity. Overall, sales declined by 5% reflecting a combination of foreign exchange conversion and weak South American markets whilst operating profits declined by 30% primarily due to weak conditions in the Chilean Fish Feed business.

Provimi's Australian acquisitions of Janos Hoey and Agribusiness in 2001 made a positive contribution at the operating level in their first full year of operation. This was achieved despite the widespread drought that has had a significant effect on the agricultural environment. There has been a significant fall in livestock numbers and a halving of crop production.

The synergies available from integrating the two companies with each other and with the rest of the group are now being achieved. Many joint infrastructure projects have produced both savings and efficiency improvements in IT and quality management systems, for example.

In China, both the existing Gan Yu business and the newly acquired Peter Hand made positive contributions with increased synergies. Peter Hand increased its EBIT by 25% in China and by 50% in Vietnam. Overall tonnage increased by 39% with strong growth seen in swine concentrates, premixes and complete fish feeds. Nevertheless, Gan Yu suffered from poor swine market conditions in the first half of the year, although the market had improved by year-end. ISO 9001, version 2000, certification was obtained in November. Several successful new products have already been introduced in 2003 for which the local company has high hopes.

Provimi's business in Argentina, Alimental, could not emerge unscathed from the country's financial and political crisis. Five presidents in a week, a devaluation of the peso by more than 300% and a bank freeze of deposits called for a drastic reaction. The business was successfully diversified into pet food with sales increasing eleven fold and a 10% market share achieved in this sector. Operating profit was positive for the year as a whole.

Nutron Alimentos in ne[illegible] political and economic en[illegible] 33% year-on-year [illegible] 70% of sales, suffered from a long [illegible] This resulted in an inability to pass on to custom[illegible] of the devaluation resulting in lower margins an[illegible] controls being applied. Political stability appears to be re[illegible] the country. With new products for pets and marine shrimp [illegible] to be launched and proactive steps being taken to reduce [illegible] and improve efficiency, Nutron views the future with increasing confidence. Nutron had all its facilities certified ISO 9001, version 2000, in 2002.

NuTec in South Africa is the largest micro-nutrient supplier to the animal feed industry in Southern Africa with an estimated 30% market share. It is the only company in the animal feed industry in Africa with ISO 9001, version 2000, GMP and HACCP certifications. The rapid decline in the Rand in late 2001/early 2002 led to an increase in raw material costs of up to 35%. Not all this increased cost could be absorbed by NuTec's customers in the first half of the year thus having an adverse impact on margins. However the Rand's decline was somewhat reversed in the second half of the year.

Provimi's business in Jordan continued to invest in improving the quality of its products by opening a research and development facility. In addition to increasing its sales in the local market by more than 10% it expanded its exports to neighbouring countries, such as the Lebanon.

Vetcare in India doubled its exports and sales of Fish Feed during the year. Major investments in the sales force for dairy products resulted in an increase in sales of 25%. Despite continued weak prices, poultry sales increased by 15% year on year.

Provimi China-Vietnam



strong footholds in Chinese and Vietnamese markets

Provimi China and Peter Hand

Provimi operates under several legal structures in China and Vietnam, but uses the Provimi Beijing, Provimi Gan Yu and Peter Hand trading names on a day to day basis. Products include premix, concentrates and speciality feeds. Provimi is in the process of starting production and sales of aquatic feed.

Provimi Beijing was established in 1997. It's major objectives are to support and expand investments in China and Asia and to facilitate the raw material trade between China and the rest of the world.

Provimi Gan Yu was originally a joint venture with a local partner but became 100% owned in April 2002. A new, state of the art, premix and speciality feed plant was constructed, based on Western technology and imported equipment. After starting up in June 2000, it was already profitable in 2001.

Peter Hand Group was acquired by Provimi on 12 February, 2002 although its history in China goes back to 1987 and in Vietnam, to 1996. Its excellent reputation and strong brand awareness makes it the leading regional premix supplier.

Provimi employs over 360 people across its six sites in China and Vietnam.

According to Gijs Scholman, General Manager "With an annual production (2002) of 60 million tons of complete feed, 16.1 million tons of concentrates and 3.6 million tons of premixes, China is the second largest feed market in the world. Furthermore, currently only 53% of all swine meat, 96% of all poultry meat and 46% of all eggs are produced with any form of complete feed, concentrate or premix. Chinese end users are becoming increasingly brand sensitive. That's why Provimi is strongly focusing on increasing its brand awareness in its target segment. This way we not only capture higher market shares in the short run, but are also very well positioned to secure a vast number of end users that in the near future are going to switch from using non industrial feed stuffs to feeding either complete feed, concentrate or premix."

Provimi in China is recognized as being in the top segment of the animal nutrition market. People qualify us as:

- high quality, high price
- innovative, added value products, backed by a large global group
- stable product quality (extremely important in China with many unreliable producers)
- good after sales service

Activity: Premixes, Concentrates and Specialties

[illegible]: China & Vietnam

Strategy: Expand network over the whole country

Provimi is focusing on two different sales channels in China:

- sales via distributors (who often have sub distributors) to numerous small end users
- direct sales to medium and large size farms and to feed-mills

Given the strong fragmentation of the Chinese animal production sector, until today, the majority of sales goes via distributors to small end farmers. A typical Chinese Provimi company might have 200 distributor customers, each having around 20 sub distributors, who each serve around 100-200 small end users.

However, the industry is developing towards larger animal production units. Therefore the direct sales to medium and larger size farms will become increasingly important in the future.

At present around 70-80% of all meat is produced by small farmers. This system was created decades ago as a result of the historical preference of Chinese consumers for fresh (rather than chilled or frozen) meat. Due to increased urbanization in China, and the desire for safe convenience food, this trend is being reversed now. Increasingly, the urban consumer is starting to buy industrially processed chilled meat products from retail shops and super markets.

The change from on farm slaughtering and sales of meat in markets to industrial slaughtering and marketing of meat through retail shops will impose new requirements on small farmers. There will be a rising need for safe, traceable and efficient nutritional products. The professionalism and size of the farms will have to increase to meet the demand of the meat processing industry. This will give Provimi a huge opportunity in this emerging end user segment.

With its approximately 5% annual growth in meat and egg production, and much higher growth rates for milk and fish production, combined with the shift towards more industrial feed product usage by backyard farmers, China/Vietnam is one of the most promising feed markets for the near future.

Premixes

- Agribusiness
- Agrokomplex
- Akey
- Alimental
- Celtic
- Centralys
- Janos Hoey
- Mixrite
- Norvite
- NuTec
- Nutral
- Nutron
- Peter Hand
- Protector
- Provimi
- Rolimpex
- SanoGold
- Vetcare
- Vigortone
- Vipromin



Complete Feed

- Agrokomplex
- Centralys
- Hercules
- Janos Hoey
- Protector
- Provimi
- Rolimpex
- Vigortone
- Vipromin
- Volosovsky

Specialties

- Agrokomplex
- Akey
- Alimental
- Celtic
- Centralys
- Comptoir de Gives
- Dossen Products
- Mixrite
- Néolait
- Norvite
- Nutec
- Nutral
- Nutron
- Peter Hand
- Protector
- Provimi
- SanoGold
- SCA
- Sunglo Feeds
- Vetcare
- Vigortone



Fish Feed

- Alitec
- Dana Feed
- Nutron
- Proaqua
- Provimi
- Sofrada Aquaculture



Pet Food

- Agrokomplex
- Alimental
- Bohemia Safari
- Mervo Products
- Nutral
- Nutron
- Propesko/ Mika-a-Spot
- Provimi
- Topnumber
- Vetcare

Names of companies
by product

OUTLOOK

2003

In 2003, the environment will remain difficult with worldwide economic uncertainty as well as the strength of the euro against other currencies generating poor visibility on various markets. In this respect, Fish Feed and the Polish agricultural sector will be important factors.

However, Provimi will remain focused on optimising working capital and profitability. Some initiatives in that direction have already been implemented in 2002 and have borne fruit in the second half of the year. The overall debt level is expected to remain stable and will decline as a percentage of shareholders equity.

The strategy of acquisitions will be maintained.

MEDIUM TERM

Despite the uncertain environment in the short term, Provimi continues to target double digit operating profit and net earnings growth in the medium term. In this respect, Provimi expects to grow averagely 10% between 2002 and 2006. The strategy of expansion in fast growing high-margin sectors of the animal nutrition market is expected to lead to a profound change in its product and species mix as some sectors grow faster, both organically and by acquisition, as a proportion of overall sales than others.

Sales of Pet Food, which grew by 18% in 2002, the fastest growing sector, are expected to expand from 6.4% of the company's sales in 2002 to 20% by 2005. Similarly, Fish Feed sales are expected to rebound from their current weakness to represent a higher percentage of sales as compared to 8.9% in 2002. The proportion of premix feed sales coming from poultry is expected to remain fairly constant at 20% whilst those coming from ruminants and swine are expected grow in volume terms but to decline relatively from the existing 15% and 24% respectively.

In addition to the expected change in product mix, Provimi believes that there will be several other key drivers to its medium term growth. Firstly, the impact of growing world populations, particularly in India and China, combined with rising per capital income, will lead to increasing demand for higher quality meat, both red and white.

Provimi also expects to see increasing rates of conversion of feed from home to industrially produced. The total industrial feed market was 604 million tons in 2002, an increase of 1% year-on-year, with the highest growth rates being seen in China 4.5% and Brazil 8.5%. Provimi is already present in India, China and Brazil. Provimi estimates that home produced feed amounts to 300/400 million tons a year. Increased regulations with the objective of safer food and rising living standards are expected to lead to the increase of industrial feed. This trend should accelerate in the countries of Central and Eastern Europe as they enter the EU in 2004 due to having to comply with the stringent EU food safety requirements.

Finally, Provimi's continued investment in Research and Development should put the company, as market leader, in a strong position to benefit from these trends.

Provimi world leadership via ethical production







BEST AVAILABLE COPY.

Word of the Chairman

Provimi, in its role of a world leader in animal nutrition, has been at the forefront of developments in this industry since 1927. I am now proud to report on the outcome of many years of profitable growth that has taken into account its social, economic and environmental implications.

Targets for 2003

- **Expand sample to most of Provimi's worldwide operations.**
- **All plants to comply with Provimi quality management standards by 1 July 2003, if part of group on 30 June 2001.**
- **Expand environmental reporting in accordance with international standards.**
- **Monitor business performance against targets.**

Provimi, listed on the Paris Stock Exchange, is also a decentralized organisation operating in 28 countries and exporting to a 100 more, carries out most of its commercial decisions at a local level, the way our customers are structured. Therefore, many of the initiatives that you will see referred to in this environmental report are local initiatives, carried out by Provimi's local businesses to meet local needs. Provimi's worldwide research and development facilities, co-ordinated from its Research and Technology Centre in Brussels, gives these businesses the up to date tools to meet their requirements for high performance, environmentally safe products.
Provimi also takes its responsibility for feed and hence food safety extremely seriously. Although we do not raise animals ourselves, as we are on top of the feed chain, our products contribute to a healthier diet for the animals that are destined for human consumption. We are at the forefront of developing new safer products in anticipation of new legislation. For example, we started to develop replacements for anti-biotics used as growth promoters many years before they were due to be phased out.
A balanced diet is not just important for the animals that Provimi feeds but also for the human population that consumes animal products. Therefore, Provimi is proud to be part of efforts in many developing countries to raise the standard of local nourishment and welfare, be this via local initiatives such as for HIV in South Africa, cheaper food supplies in Argentina or welfare programmes in China.
Contributing to the international success of the Provimi group are over 8,000 employees over half of whom are involved in manufacturing the group's products.

Provimi's group and local management take its position as a responsible employer very seriously indeed. With its training programmes, both centrally and locally, and investment in state of the art facilities, Provimi contributes to a safe productive environment for its employees. We will, therefore, be looking to further reduce the number of accidents at work and the number of days lost per accident.
Provimi's group-wide management standards include standards on quality above existing international norms with regular audits carried out to ensure compliance. These standards are continuously being updated to take into account the latest developments in ethical feed production. In addition, we are installing standards of traceability to ensure that we can quickly react to any incident.
Although Provimi operates in so many diverse regulatory environments, we are in the process of creating group wide targets against which we will monitor our businesses performance and report to you, our stakeholders, on an annual basis. As our experience of such reporting develops, we will endeavor, in time, to make the targets more rigorous.
For this first report, we have chosen a representative worldwide sample of 12 profit centres which represent over half our total sales. I would personally like to thank these businesses for their contribution. All Provimi's major operations will be asked to take part in next year's survey.

Wim Troost

Provimi and its activities

Purchase of raw materials

The quality of the raw materials used in the production process is as important to Provimi as is the lack of undesirable substances that they might potentially contain.

Provimi long ago organised its raw materials purchasing policy according to this principle and verifies that all its sites worldwide apply this principle as a constant priority.

In order to comply with this basic and fundamental objective which is more complex than it seems, Provimi follows both a global and local approach to the supplier market, both of which rely on the power of its internal communication network, an Intranet called ProviNet.

Provimi's culture and the availability of effective, internal communication allows local purchasing managers to master, in real time, up to date internal and external information to be able to apply its rigorous purchasing standards, as follows:

- The selection of the origins of the raw materials according to precise specifications;
- Supply contracts that commit each supplier of critical products to respect Provimi's requirements;
- Ever increasing supplier audits, the results of which are put at the disposition of the entire group of purchase managers (these audits are conducted according to the HACCP method the same as applied by Provimi to its own production sites);
- A centralised alert system in case of detection in the market of raw materials that do not conform to Provimi's standards;
- A highly motivated and responsible team of local purchase managers in constant contact with quality managers in order to ensure a reliable audit trail for the ingredients contained in Provimi's products.

Provimi's ambition is to continue to increase the quality and reliability standards of its suppliers through dialogue and follow up in order to always supply its clients with better and safer products.

Feed safety and traceability/Management standards and certification of the plants within the group

The quality & safety of Provimi's products

Provimi knows that it plays an important role in the food chain and that this implies a great responsibility. We have set up a traceability system for all our production processes in order to be able to trace any potential anomaly in the final product (up stream and down stream traceability concept). Indeed, Provimi is able to trace any ingredient used all along the process from supplier to the farmer. For that reason, Provimi attaches great importance to producing feed that is safe for animals, the environment and for the final consumer. Quality systems are seen as a key tool to reach this goal. This includes investment in equipment, in IT, in internal and external controls and in education and training for its employees worldwide. The main responsibility for the implementation of quality standards lies with the individual profit centres themselves. But Provimi also organizes regular meetings of quality managers from around the world to promote higher standards throughout the group.

Quality standards

Provimi feels that having only an ISO-9001 certificate is not enough for the number one in the animal nutrition industry. That is why Provimi has introduced its own quality assurance standards for production of all its products in all plants worldwide. Besides ISO-9001, it also contains all Dutch GMP (Good Manufacturing Practice) requirements plus several additional standards. Many companies also have implemented the HACCP principles or have started this process. The Provimi standard will soon be upgraded to meet the additional demands of HACCP. This means that all Profit centers and production locations pursue a pro-active policy regarding quality and safety. This certificate guarantees a continuous focus on high quality.

Many have upgraded their quality system to the new version 2000 of ISO-9001. Dutch GMP is becoming more important for companies outside of The Netherlands as well. Certification is not seen as a goal in itself, but as a tool to improve quality, a reward. By 1 July 2003, all companies that were part of the Provimi Group on 30 June 2001 will have implemented the Provimi standards. For those who joined the group later, they have two years to comply. Most of them will also choose to become officially certified for ISO-9001. Other systems which are similar are also used in Provimi, such as Q+S in Germany, UFAS in the UK and 20 Keys in South Africa.

In addition, there are three factories in the group that have received the ISO-14001 certificate for their environmental management systems, namely the two fish feed plants Dana Feed in Denmark and ProAqua in Spain and the animal feed and premix plants of Agrokomplex in Hungary. More companies are in the process of obtaining it. It is believed that this system will gain more importance in the near future, in combination with management systems for Health and Safety.

The situation in terms of certification within the Provimi group as per 31 December 2002 is shown below:

Plants Certified	Number of plants
ISO 9001 (1994)	20
ISO 9001 (2000)	13
ISO 14 001	3
GMP/UFAS (incl. HACCP)	12
Group level	
Certified (ISO and/or Provimi Standards)	38
Systems under construction (To be finalized by July 2003)	32
Recent joiners**	36
Total production sites***	106

** Please note that some plants have more than one certificate. ** Plants joining the Provimi group after 30 June 2001 have two years to comply with Provimi standards from the date of joining. *** Exceeds the number of plants in the group (95) due to seperation of production processes in some sites.*

Quality audits

It is Provimi's objective to have every production location in the Provimi group audited by the Quality Manager of Provimi Holding on a regular basis. Additionally, every company carries out its own internal audits as well as being subject to independent external audits for the purposes of certification.

Transparency

Provimi has a long-standing tradition of transparency towards outside stakeholders be they business partners, customers or journalists and analysts interested in the industry.

In the year 2002, at least three major events were organised: the inauguration of new, improved research facilities at Vetcare (India), Velddriel (The Netherlands), and the new Fish Feed plant at Alites (Chile). All three events were well attended by outside interested parties.

Two new production units and the research farm were officially inaugurated at Vetcare in Bangalore in February 2002. The first unit is designed for the production of Amitraz, an ecologically friendly anti parasite (mange and tick) product, widely used with dairy cows, swine and pets in tropical regions. Vetcare's market share for Amitraz is 15% in a market growing by more than 15% per year. The second unit is designed for the production of methomin, an organic mineral-amino acid complex with increased mineral digestibility and lower excretion in manure. Vetcare's market share for methomin is 20% in a market growing by more than 10% per year. Both plants are ISO-9001/GMP certified.

Roger Gilbert, Secretary General of IFIF, opened three new research units at Velddriel in The Netherlands in September 2002. In the first new unit, research is carried out on dairy cows, with particular emphasis on the rumen function. The second new unit is for rearing calves where, amongst others, dry feeds and flavours in milkreplacers are tested. Thirdly, there is a new focus unit, where, for instance, alternatives to anti-microbial growth promoters are tested on broilers and pigs.

The President of Chile, Mr. Ricardo Lagos Escobar, inaugurated Provimi's new Chilean Fish Feed factory in November 2002. It has a capacity of over 75,000 metric tons yearly and produces sea water aqua feed sold to local salmon farms.

Provimi and the environment

The plants





Scope of the environmental survey

As this is the first exercise, 12 key profit centres were selected in order to focus on the reliability of the data.

Representativeness of the 12 profit centres: 56% in terms of turnover, 58% in terms of gross tonnage, all product lines represented: Premix, Complete Feed, Specialties, Fish feed and Pet food, geographical presence: North America (USA) South America (Brazil), EU (all profit centres located in the Netherlands, plus almost all in France and one in Spain), Central and Eastern Europe (Hungary and Poland).

The scope of the environmental survey in terms of indicators for this first year was water consumption, wastewater, energy consumption, air emissions and solid waste production as they are the most commonly used indicators for manufacturing businesses.

In this section, reference is made to the potential impact of the operations outside rather than inside the plants. Health and safety are excluded in this part of the survey.



Water consumption

General environmental stake

The reason why we have chosen this indicator is because water consumption is generally considered, if too high, as a direct cause of deterioration of natural water resources, especially ground water.
– All sources were considered: surface water, ground water and mains water.

Provimi

With less than 200,000 cubic meters of water consumed by the pilot group of profit centres, it is clear that the Provimi group is not consuming a lot of water. To put this in context, this equates to the average annual consumption of 4,000 people.
Indeed, premix is produced through a dry process while the production of complete feed requires limited amount of water. Fish feed and Pet food productions require more water since steam is used in the pelleting and extrusion process.
Most of the water used is from the city network.

Target for the future

no specific targets have been set up for the future as water consumption is already minimal. Obviously, efforts to reduce consumption where possible will be continued.
When the sample is expanded to include other companies in the group, Provimi will determine whether it is meaningful to establish more specific targets.

Wastewater

General environmental stake

Although wastewater from our processes is largely organic and biodegradable, it may cause environmental harm if not properly managed. Generally speaking, wastewater may have two origins: industrial wastewater in particular from machinery washing and maintenance on one hand and cooling water on the other hand.
The indicators considered were:

- Untreated wastewater discharged,
- Treated or pre-treated wastewater discharged,
- Wastewater discharged to external treatment (mainly urban sewage systems).

The main sources of energy used among the representative sample of companies are natural gas and electricity, each representing 42% of the total and fuel oil (13%):



42%
13%
1%
42%
2%
Natural gas
Fuel oil
Coal
Electricity
Others energies

Total Energy Consumption

If electricity is excluded, natural gas (the least polluting source of energy among all the fossil fuel resources) accounts for 73% of the remainder:



73%
22%
2%
3%
Natural gas
Fuel oil
Coal
Other energies

Primary Energy Consumption

Provimi

The wastewater discharge from Provimi operations amounts to less than 80,000 cubic meters per year, which is an insignificant amount. It equates to the annual amount generated by 1,500 people for household purposes. When it exists, the wastewater is generally similar to domestic wastewater. The feed production industry does not generate a lot of industrial wastewater since the process is mainly dry.

Target for the future

no specific targets have been set up, as quantity of wastewater produced is already minimal. Obviously efforts to reduce this quantity, where possible, will be continued.

When the sample is expanded to include other companies in the group, Provimi will determine whether it is meaningful to establish more specific targets.

Energy consumption

General Environmental stake

All industries require energy to operate. Some forms may be less harmful to the environment than others.

Use of natural fossil fuel (natural gas, fuel oil, coal), whether directly or indirectly, leads to depletion of non-renewable resources and emission of greenhouse gases and of gases leading to acidification or eutrophication.

Natural gas, however, is the cleanest source of energy out of the natural fossil fuel resources.

Electricity has an indirect impact on the environment but this impact differs depending on the way it is produced.

The indicators considered were:

- Natural gas consumption
- Fuel oil consumption
- Coal consumption (mineral origin)
- Electricity consumption
- Other sources of energy: LPG (Propane and butane), Fire wood, Charcoal (wood origin)

Provimi consumption

The total energy consumption of the Provimi sample group is below 600,000 GJ or 166 MWh annually. This is the equivalent to the use of petrol of approximately 6,500 people, according to norms set by the French Economics Ministry.

The main sources of energy used among the representative sample of companies are natural gas and electricity, each representing 42% of the total and fuel oil (13%):

This situation is the result of efforts carried out over the previous years to switch from coal to natural gas at Provimi Polska (Poland) and from wood chip to natural gas in Agrokomplex (Hungary), both profit centres being part of the sample group and from fuel oil to natural gas in Nutral (Spain) and Provimi Portuguesa (Portugal). Since the beginning of 2003, Nutron (Brazil) no longer uses fire wood (which was the case in one of its plants) as a source of energy.

Targets for the future

- During 2003, an attempt will be made to establish relevant criteria for comparing energy consumption across the different businesses.
- Reduce the consumption by improving efficiency where energy consumption per tons is the highest (pet food and fish feed).
- Increase further the proportion of the cleaner sources of energy (natural gas and electricity) in the total sources of energy used.
- When the sample is expanded to include most of the companies in the group, Provimi will determine whether it is meaningful to establish more specific targets.


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Air emissions

Environmental stakes

The greenhouse effect is a natural phenomenon that keeps the planet warmer than it would otherwise be. Greenhouse gases – in particular carbon dioxide – naturally make up less than 1% of the atmosphere. Human activity, especially fossil fuel combustion, artificially increases levels of greenhouse gases and lead to global warming.

One of the main negative impacts of human activity in this area is acidification, which is the process whereby air pollution – mainly ammonia, sulphur oxides and nitrogen oxides – is converted into acid substances. Acid rain is the most well known example of damage caused to forests and lakes.

Ozone and other oxidants are formed in air by the action of sunlight on mixtures of nitrogen oxides and reactive organic compounds, called photochemical pollution. Various oxidants are produced in this process. Ozone may impair lung function.

The finer the emission particles, the deeper they penetrate into the human respiratory system and the longer they stay there. They can contribute to causing acute respiratory diseases and in the long run, cancer.

With regard to dust emissions from the production process, local authorities generally require that such dust particles remain below pre-established maximum levels in order to avoid creating inconvenience for the neighbourhood. These regulations have been mainly established for plants located in urban areas.

The indicators used during the survey were the following:

- Carbon dioxide (CO_2) emissions
- Sulphur oxides (SO_x) emissions
- Nitrogen oxides (NO_x) emissions
- Solid particles emissions from combustion
- Process dust emissions (see figure below)

Summarised example of a complete feed process

Potential dust emission sources

Dust emissions from RM handling

Dust emissions from grinding and pelleting

Dust emissions from bulk loading

Truck
Train
Boat/Barge

Silos

Grinding, mixing and pelleting

Silos

(Big) bags

Truck

(Big) bags

Truck

Main operations	Raw materials (RM) delivery	RM transfer to silos	RM and additional ingredients storage	RM and additional ingredients transfer to mixer	RM and additional ingredients processing	Finished product transfer to conditioning	Finished product storage	Finished product packing	Finished product shipment

Provimi

Emissions from combustion

The air emission of Provimi plants is insignificant and well below the legal thresholds. This is because of the type of energy source used, mainly natural gas (42% of the total sources of energy) and electricity (42%) as we have seen in the previously.

Process dust emissions

With respect to air emissions in the outside environment directly linked to the production process itself, specific equipments such as cyclones and filters are used to clean exhaust air.

Targets for the future

Reducing dust emissions by maximising the use of filter units and other means where appropriate.

Waste production

General Environmental stake

A high level of waste production may indicate an inefficient use of raw materials and may also induce depletion of natural resources.

Provimi

– Provimi has analysed non-hazardous and hazardous waste in order to evaluate the volume produced by its operations. It has also analysed the disposal routes of the waste produced by differentiating between incineration, recycling and landfill.

– The output of non-hazardous and hazardous waste in 2002 amounted to less than 7,200 tons and 1,394 tons respectively (of which 1309 tons represents a one-off item). The Provimi group is not a polluter, based on these low levels.

Provimi in Hungary reported a non-recurring significant amount of hazardous waste in 2002 as it carried out a soil redemption operation due to an old oil tank that dated back from previous ownership. Without this, hazardous waste would be a nominal 85 tons. The financial impact of this exercise are fully provided for.

– Traditionally, Provimi carries out many chemicals analysis on raw materials and finished products (either internally or externally). Several different chemicals are used. They can now be replaced by modern technologies like NIR (Near Infra Red), which substantially reduces the need for such chemicals.

– The portion of the solid waste recycled or incinerated (with energy recovery) represents almost half of the total waste, the other half being disposed of through land filled route.

Targets for the future

– More attention will be given to the different disposal routes used by the external specialised service providers once they are in charge of the waste.

– Further reduction of packing waste from raw materials by purchasing more in bulk or in big bags

– Decreasing where possible the amount of waste land-filled

– Increase the use of NIR.

Odour

General environmental stake

Odour coming out of feed production facilities is not harmful but can be unpleasant to people working or living around the site.

Provimi

Odour of exhaust air is filtered with the best system available where appropriate.

Conclusion on the plants

– Provimi's production processes, due to their nature, are generally benign for the environment.

– Some indicators, such as water consumption and water discharge are not material: Provimi will continue to report on them as the survey is extended but without a special emphasis

– Greater attention will be given to: energy consumption and solid waste.

– New measures will be considered for:

- Odour
- Noise: (not examined this year)

For more than 10 years Provimi's products have been helping to reduce phosphorus output into the environment

The products

Decrease of output of minerals in the environment
Animal breeding generates manure that may negatively impact the environment as soon as the number of animals becomes too high or too concentrated.
Manure may harm the quality of the river waters or ground waters through run-offs. It is in this context that Provimi started to investigate, more than ten years ago, the possible means to reduce phosphorus output into the environment.
Thus, well before new Dutch legislation that set out the maximum thresholds to respect, Provimi pioneered the introduction of the phytase enzyme which reduces phosphoric output in some cases by 30% to 50%. The new technology allows a better protection of the environment at an acceptable cost in most countries in the World.

Reduction of trace minerals such as copper and zinc in the environment
Some elements in very small quantity like copper and zinc are essential to life. Unfortunately, they tend to accumulate in the manure and consequently in the soil if spread in excessive quantities. The EU has progressively been reducing their maximum levels allowed in feeds. Provimi was able to develop new feeds and feeding programmes with low levels of these trace minerals. They allow animal breeders to preserve the health of the animals with the lowest possible output into the environment.

An animal production of quality in a clean environment
Nitrogen is one of the basic constituents of the protein. Further to the digestion and metabolism of the protein, nitrogen will be excreted in manure and urine. Nitrogen will be mainly found in the form of ammonia, which creates some bad odours, and nitrates that can eventually pollute ground water. A better knowledge of the raw materials and animal requirements combined with the utilisation of amino acids has allowed Provimi to develop feeds with much lower nitrogen waste than just a few years ago.

Animal welfare
Provimi is very attentive to animal welfare. Part of its research work is dedicated to the development of feeds and new feeding programmes relating to new housing conditions for a better animal welfare (housing, space available, mobility, etc...). Such developments require the combination of different fields of expertise: nutrition, health, ethnology... Thus, Provimi's work on sow groups has led to new feeding technologies which allow sows to auto-regulate their appetite without becoming too fat. This new system allows animals to eat to satiety without any competition in the herd.

In vitro systems
Lots of attention is dedicated to in vitro systems that allow the artificial simulation of the digestive systems of the animal. Such systems make it possible to conduct experiments of high quality in a repetitive manner and at a much cheaper cost. Thus, Provimi carries out many developments with these new in vitro techniques where a trial with animals is implemented only to validate the results in the final phase. A good example is the artificial rumen that is routinely used in Provimi's research laboratories. It is estimated that five cows would be necessary to analyse as many samples as those analysed with the artificial rumen.

An alternative to the antibiotics
Since 1994, Provimi has been working on a variety of natural products to enhance the hygiene of feed and to help animals better resist diseases. Therefore, products such as organic acids, essential oils as well as herbs and spice extracts have been known for centuries for their positive effects on health. Provimi has applied this knowledge to animal nutrition. Based on the excellent results obtained, Provimi is today able to offer its customers a full range of natural products with the same efficacy as the antibiotics previously used.
Provimi set up a new sales organisation dedicated to these specific specialties.



The artificial rumen created by Provimi allows it to carry out digestibility tests "in vitro" which are subsequently proven in the experimental farms.

Contribution of animal nutrition to the improvement in human health

For centuries, it has been known that special diets have positive effects on human health. For example, there was a well-known diet in Crete with its blend of fish, vegetables and olive oil that guaranteed the islanders good health and excellent vitality.
Provimi is conducting research to improve the nutritional qualities of meat and milk through healthier feeding animal programmes. For example, Provimi promotes the use in animal feed of selected natural raw materials rich in unsaturated fatty acids (Omega 3). Fed by those diets, animal products are enriched in Omega 3. Cows fed with special linseed produce milk richer in Omega 3. This has very positive effects especially in the prevention of heart diseases. Provimi is also developing natural nutritional programmes to balance unsaturated and saturated fatty acids in meat fat, to produce leaner meat, to enrich milk protein content, or to enrich egg yolk in essential vitamins.
The Provimi Research and Technology Centre in Brussels (Belgium) monitor all these programmes at the international level. Each country has therefore the ability to benefit from these innovations and to adapt them to local markets, the ultimate target being to always better satisfy the final customer.

Partnerships

Research in the Provimi group covers all the important species: ruminants, swine, poultry and fish. Special attention is also paid to pets in order to ensure a balanced diet throughout their entire life. In this context of efficiency and quality, the five major axes of the Provimi Research & Development are the following:
- Performance and competitiveness
- Animal Health
- Effect of genetics
- Environment
- Food safety

Provimi manages the conception and the follow up of programmes from its Research and Technology Centre located in Brussels (Belgium). The centre co-ordinates studies conducted by the 13 research centres in the world, employing over 180 researchers.

In order to enrich its expertise, Provimi grants a significant place to its research partnerships with several Institutes and Universities. Here are some examples that show the diversity of Provimi's R&D activities and its openness towards the outside world, be it in fundamental or in applied research areas:

– University of Nottingham – England, UK
A research programme has been established on the interactions between nutrition and dairy cow fertility. These studies take also into account the genetic aspects of different species of cows.

– Rowett Research Institute – Scotland, UK
They conduct an in vitro research programme for us to optimise the rumen functioning. These studies complement Provimi's own works conducted at the Velddriel Centre, The Netherlands.
The results obtained have already allowed Provimi to improve animals' digestion and to reduce the nitrogen output in the environment.

– INRA (National Institute of Agronomic Research), France
Two programmes are being carried out:
- A study on the implementation of new mineral-based nutri[illegible] product ranges able to limit the phosphorus output in [illegible] environment.
- A study on the improvement of layer hen nutriti[illegible] recommendation and yolk pigmentation.

– University of Louvain, Belgium
They conduct research for us aimed at improving milk and butte[illegible] quality thanks to enrichment in CLA, a specific fatty acid that is a key element for human health.

– TNO (Organisation for Applied Scientific Research), The Netherlands
A programme co-developed between Provimi and the TNO takes into account the hygienic quality of the pork and poultry meats from the growing farms until the presentation of the meat in supermarkets. These studies aim at producing meat of an irreproachable hygienic quality without the use of antibiotics.


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Provimi and the social dimension of its actions

Provimi is a major employer of manufacturing labour worldwide with staff in 28 countries. It accepts its responsibilities as a leader in animal nutrition and the attention that this leadership brings. One can see evidence of this in many of Provimi's actions worldwide and in particular relating to its social and not-for profit activities.

Its business model is to make decision at a local profit centre level, wherever possible. Each of these local businesses have their own values and cultures. Provimi does however believe in setting some ground rules centrally for its corporate social role. These rules are about equal opportunity, good working conditions and being a responsible corporate citizen.

Provimi will give preference to suppliers who also have, at least, the same set of values as Provimi.

Headcount: Facts & figures

1) Number of employees has increased by 54% since 1999

'99	5,261
[illegible]	5,941
[illegible]	6,374
[illegible]	8,108

Source of increased headcount

a acquisitions	1,622	
Organic net change	112	(1.7%)
Net increase	1,734	

3) By category	2002	2001
Plant workers	53%	44%
Other staff	35%	38%
Other Managers	11%	17%
Senior Managers	1%	1%

The increase in plant workers is mainly in Central and Eastern Europe and is as a result of acquisitions and an increase in the number of plants.

4) By geographical sector

USA	France	Central & Eastern Europe	Rest of EU	Rest of the World
7%	9%	48%	16%	20%

Equal opportunity

Working with a Disability

In most countries, the disabled are subject to protection due to legislation. Many countries have also set percentages for the number of disabled personnel working within a company. Provimi intends not only to follow these (local) regulations, but also to surpass them. Employees becoming disabled have often a long track record within the company, they know the business and wish to prove to themselves and to Provimi that they can still fully contribute. Provimi attempts to accommodate them to the full. This means that in the profit centres, money, effort and management commitment is invested in adjusting working areas, creating job places to fit their specific disability and needs: special furniture, mobility adjustments (ramps), clean air equipment, machinery, automation, computerization or other specific instruments and adjustments.

Gender equality

Although Provimi is a firm believer in equal opportunities for men and women, animal feed remains a predominantly male working environment. Females do, however, represent approximately 50% of the administrative population. In comparison with 2001, the differences in percentages of male and female employees have not notably changed.



Female
Male
<20 yrs
20-24
25-29
30-34
35-39
40-44
45-49
50-54
55-60
60-64

- Provimi's average age is 39
- 54% of the employees are younger than 40.
- 70% are younger than 45.

Good working conditions

Provimi is investing and putting in a lot of effort to create safe and healthy working conditions for all its employees. But despite all the attention directed to this issue, an occasional work-related accident cannot be prevented. Due to the continuous upgrading of working conditions,

In 2002, 3,121 (2001 3,705) working days were lost in 236 (2001 183) incidents.

In 2002, there were an average of 13 (2001 20) working days were lost per incident

No fatalities in either 2001 or 2002

Training/educational programmes

Provimi provides a number of free educational programmes to its employees and their families. The educational programmes are, in general, foreign language lessons, computer literacy and business courses. Such efforts are not intended only for the benefit of the business, but also as a gesture to the community. Learning skills other than those required for the job has a positive benefit for the community.

In addition, job related training, both internal and external, is provided in order to offer employees career advancement opportunities as well as to continuously upgrade the company's technical capabilities. In 2002, Provimi increased the hours spent on training by 30% in comparison with 2001. To reduce costs, the majority of this training is now carried out 'in house' and on the job. In general these 'in house' programmes have proven to be more efficient and effective. Despite the increase in hours spent, costs have been reduced by almost 50%.

Health care programmes around the world often include annual check ups, vaccinations for diseases, such as polio and HIV.

In China, Provimi has introduced pensions and social security insurance, one of the first companies to do so in a rural area. There was absolutely no obligation to offer these benefits. This has proven very valuable to the company in terms of loyalty and commitment.

Absenteeism

Absenteeism, as defined in this report, refers to absence from work caused by sickness and work related incidents. Overall absenteeism has decreased by 0.2%, from 3.4% in 2001 to 3.2% in 2002. For manufacturing industry, these are very good results, making Provimi even more competitive cost wise. In these figures maternity leave has been taken out of the equation. If maternity leave were to be included, then there would have been an increase in absenteeism of 0.05% in 2002.

Good corporate citizen

HIV/AIDS in the Southern African context

The degree of infection in the local population, as estimated by the South African Department of Health, in 2001 was 2.65 million women and 2.09 million men between the ages of 15 to 49. The rate of infection, as measured by antenatal clinic attendees in 2001, in KwaZulu-Natal, where NuTec Southern Africa is based, was 33.5%, the highest in South Africa. The death statistics for Africa, for 2001, show that South Africa had 360,000 deaths out of 2.2

million on the continent (16.36%). These deaths were predominantly in the 15-49 year age grouping. This age grouping would cover the majority of the staff at NuTec and it could be assumed that a similar rate of infection might exist. It is estimated, however, that the level of HIV positive staff at NuTec is around 15 to 18%. While this is cause for concern, it should be viewed within the context of the official statistics for KwaZulu-Natal. The figures quoted here can be found on the website http://www.avert.org/safricastats.htm.

In an effort to advance the knowledge of the staff at NuTec on health issues, the company embarked in 2002 on a programme of health lectures conducted by the Health Department of the local Municipality. While these lectures have covered a range of topics, the emphasis has been on HIV/AIDS. Further, there is a programme of free and confidential testing that has been offered by in 2002, complete with counselling, and this will be repeated in 2003.

The most Urgent Hunger

One of the ground rules is to see what an operating company can do to make a valuable contribution, not only financially. An illustrative example is a programme currently running in Argentina. This is called "The Most Urgent Hunger". In the proximity of our plant is a primary school. During school days, the children receive a free lunch. This is often the only meal most of these children have a day. Provimi's Argentinean company, Alimental, plays an active role in this programme, through financial donations, food allocation, and pressurizing suppliers to make donations.

Another example is in Hungary. One of the actions undertaken by Agrokomplex, Provimi's local subsidiary is to sponsor bus excursions for senior members of the community as well as students. In addition, contributions are also made to local hospitals to purchase equipment.

Most of the externally orientated programmes that are running in various areas around the world are more than financial. A contribution must have content, commitment and most of all, belief. Many other examples exist worldwide.


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Summary of environmental targets

Water Consumption

With less than 200,000 m³ of water consumed by the pilot group of profit centres, the Provimi group is not consuming a lot of water. Indeed, premix is produced through a dry process and the production complete feed requires limited amount of water. Fish feed and Pet food require more water.



Targets

- When the sample is expanded to include most companies in the group, Provimi will determine whether it is meaningful to establish more specific targets.

Waste Water

The wastewater discharge from the Provimi operations amounts to less than 80,000 m³, which is an insignificant amount. Besides, when it exists, the wastewater is generally similar to domestic wastewater. The feed production industry does not generate a lot of industrial wastewater since the process is mainly dry.



Targets

- When the sample is expanded to include most companies in the group, Provimi will determine whether it is meaningful to establish more specific targets

Energy Consumption

The total energy consumption of the Provimi sample group is below 600,000 GJ. The main sources of energy used among the representative sample of companies are natural gas, electricity, each representing 42% of the total and fuel oil (13%).

Targets

- Increase further the proportion of the cleaner sources of energy (natural gas and electricity) in the total sources of energy used.
- Reduce consumption by improving efficiency where energy consumption per tons is the highest (pet food and fish feed).

Air Emissions

Air emissions from Provimi plants is insignificant and well below local legal thresholds.



Targets

- When the sample is expanded to include most companies in the group, Provimi will determine whether it is meaningful to establish more specific targets
- Reducing dust emissions by maximising the use of filter units and other means where appropriate, will be an objective.

This section has been written to comply with the relevant laws in France, where Provimi is listed, but also by reference to the Global Reporting Initiative (GRI) Guidelines and the European Commission Recommendation of May 30 2001.

Summary of environmental targets

Waste production

From day to day operations, Provimi's sample plants produced 7,200 tonnes and 85 tonnes of non-hazardous and hazardous waste, respectively, excluding a one-off in Hungary.



Targets

- When the sample is expanded to include most companies in the group, Provimi will determine whether it is meaningful to establish more specific targets.
- Complete soil remediation in Hungary by 2004.
- Increase the use of NIR and other tools.
- Further reduction of the packing waste from raw material by purchasing more in bulk or in big bags.
- Better awareness in the recycling of the waste produced by decreasing where possible the amount of waste land-filled.

Odour arising from feed production is not harmful but can be unpleasant to neighbours



Targets

- When the sample is expanded to include most companies in the group, Provimi will determine whether it is meaningful to establish more specific targets.
- Odour of exhaust air to be cleaned by best system available, where appropriate.

Noise

The type of process and activities in feed production plants may create noise (machinery and truck traffic).



Targets

- When the sample is expanded to include most companies in the group, Provimi will determine whether it is meaningful to establish more specific targets.

Quality assurance

It is Provimi's objective to have every production location in the group audited on a regular basis. Provimi Standards are used as reference. Additionally every company does its own internal audits.



Targets

- All existing Provimi plants to achieve compliance with Provimi quality standards by 1 July 2003.
- All plants acquired after 30 June 2001 to comply within two years of joining the group.
- To increase frequency of quality audits.
- To increase the number of companies complying with ISO-9001 (version 2000) and ISO-14001.

Health and safety

Due to the continuous upgrading of working conditions, no mortalities have occurred. In 2001 3,705 working days were lost on 183 incidents, resulting in an average of 20 working days lost per occurrence. 2002 on the other hand an increase in accidents occurred but a decrease of days lost. (236 accidents against 3,121 days lost, an average of 13 days lost per incident).



Targets

- Continue to bring down the number of working days lost per incident.
- Continue to reduce absenteeism based on a reduction from 3.4% in 2001 to 3.2% in 2002.
- Further development of human resource & risk information systems to facilitate occupational health and safety programmes.





Group management report and consolidated accounts 2002

Group management report


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Major events

2002 was another eventful year for the company with Edison, formerly Montedison, selling its majority stake in the company on 29 November to Provimlux Investments, a company jointly owned by funds managed or advised by CVC and PAI. The standing market offer, launched at the end of 2002, was completed in early 2003. More than half of the remaining shareholders decided to retain their shares, thus enabling Provimi to remain quoted on the Euronext Premier Marché in Paris and a member of the MidCAC and SBF 120 indices.
The Group concluded a Senior Facilities Agreement (SFA) for EUR 580 million with CIBC World Markets as lead underwriter. This new financing structure represents a refinancing of the existing syndicated facility that had to be replaced, due to the sale by Edison of its majority participation in Provimi, triggering a change of control clause. Key elements of the SFA are:

Facility	Pricing Euribor	Amount in euros	Maturity, in years
Term Loan A	+2.25%	207,500,000	7 (in Tranches)
Term Loan B	+2.75%	127,500,000	8
Term Loan C	+3.25%	135,000,000	9
Revolving Credit Facility	+2.25%	110,000,000	7

Results

2002 sales increased by 2.2% for the year in comparison with 2001. Sales increased in Central and Eastern Europe, primarily as a result of the consolidation of Rolimpex in Poland with effect from 1 July 2002. Sales were adversely impacted by weak raw material prices, generally, and a decline in most currencies compared to the euro.
Operating income over the year 2002 increased by 0.6% versus 2001. The contribution from acquisitions more than offset the effect of weaker currencies and lower profits from Fish Feed. On a year-on-year basis, margins were stable at 6.3% compared to 6.4% in 2001.
Net income – after minorities amounted to EUR 18.0 million for the year, compared to the EUR 14.2 million of 2001. This is after finance expenses that were EUR 42.3 million for the year as against EUR 43.1 million for 2001. These amounts include, as last year, cash discounts and foreign exchange gains/losses. The tax charge for the year of EUR 22.2m represented a charge of 37.5% of the income before tax and goodwill amortisation compared to a charge of EUR 15.7 million (32.1%) for 2001. This is due to a change in the ratio between high and low tax countries. Exceptional items contributed EUR 5.2 million to net profit due mainly to the successful outcome of litigation against certain suppliers. These gains were partially offset by the costs of refinancing the company as required by a change of control clause in the previous syndicated loan agreement.

Operational highlights for the year 2002

The impact of acquisitions, foreign exchange movements and organic growth are shown on page 7.
– In premixes (29.3% of sales) and complete feed (27.9% of sales), further acquisitions were realised during 2002 in Poland (consolidation of Rolimpex), China and Vietnam (Peter Hand), Russia (Hercules and Volosovsky), Germany (SanoGold), USA (Sunglo) and Belgium (Comptoir de Gives).
– In pet food (6.4% of sales), where sales increased by more than 18% year on year, further investments have been made with the installation of additional extruders at Mervo in the Netherlands and at Bohemia Safari in the Czech Republic.



– In Fish Feed (8.9% of sales), sales declined by 7.4% due to more restrictive credit policies in a weak market. Prices of Fish Meal and Oil closed the year at high levels, respectively 24% and 58% up versus January 2001. These increases in input costs could only partially be passed on to customers. A leased plant in France was closed and production transferred to its sister plant in Spain. Notwithstanding, we continue to believe that Fish Feed has excellent growth prospects in the medium term. To this end, investments have been made in Chile with the opening of the new seawater fish feed plant having an annual capacity of over 75,000 metric tons.

Research and Development

Provimi spends EUR 15 million a year on research with 610 scientists involved in applied research, often in collaboration with outside research institutes and universities, as well as with customers. It has research facilities in 11 countries, co-ordinated by the Research and Technology Centre in Brussels, Belgium. The Research & Development facilities in India and the Netherlands were both expanded and came into operation during the year.

Social and environmental report

A report is included on pages 28 – 42.

Change in accounting policy for bank fees

The new accounting policy for bank fees relating to syndicated loans can be found in note 1.17 to the Consolidated financial statements.

Subsequent events

On 27 February 2003, Provimi announced that it had acquired a factory in Craiova, Romania which produces complete feed and concentrates. As announced on 19 March 2003, Provimi launched an offer to buy out the remaining shares of Rolimpex. The offer lasted from 25 March to 2 April 2003 inclusive.

Outlook

The outlook for the year as a whole is too uncertain to predict with any accuracy. Key issues will be the performance of the Fish Feed sector and the Polish economy in the second half of the year. Additionally, prospects for 2003 could be further impacted by the strength of the euro against other currencies, primarily the dollar and the zloty, as well as worldwide economic uncertainty. Provimi continues to target continued annual double-digit operating profit and net earnings growth in the medium term.

The company will maintain its focus on optimising working capital. This initiative is already bearing results with an improvement in the second half of 2002. The overall debt level is expected to remain stable and will decline as a percentage of shareholders equity.
The strategy of acquisitions will be maintained.

Acquisitions of significant interests in companies headquartered in France

Provimi did not acquire any businesses in France in 2002.

Consolidated balance sheet

for the year ending 31 December 2002

BEST AVAILABLE COPY

Assets

in EUR millions	31.12.2002	31.12.2001	pro forma* 31.12.2000 unaudited
Fixed assets			
Goodwill (note 3)	589.9	591.1	590.8
Intangible assets (note 4)	40.2	40.8	37.3
Property, plant and equipment (note 5)	231.3	207.1	192.3
Investments accounted for by the equity method (note 6)	1.0	5.0	0.4
Non-consolidated investments (note 7)	1.1	1.7	2.2
Other financial assets (note 8)	6.2	5.7	3.0
Total fixed assets	**869.7**	**851.4**	**826.0**
Deferred tax assets (note 9)	20.0	22.6	17.7
Inventories and work-in-process (note 10)	138.1	124.6	121.5
Trade receivables, net of allowances (note 11)	217.0	203.9	195.8
Other current assets (note 12)	66.2	66.5	56.3
Cash and cash equivalents (note 16.5)	114.3	59.6	37.5
Total current assets	**555.6**	**477.2**	**428.8**
Total assets	**1,425.3**	**1,328.6**	**1,254.8**

* Pro forma information extracted from the presentation document (document E) issued by Eridania Beghin-Say (EBS) and registered by the COB on 25 May 2001 under reference number 01-636, and prepared when the entities of the Provimi Group were subdivisions or subsidiaries of EBS. This information has not been subject to adjustment by Provimi.

The accompanying notes are an integral part of these financial statements.

One of the results of the demerger process was a requirement to compare actual numbers against pro forma numbers, as if Provimi had been an independent entity since 1 January 2001. As such major acquisitions that were made during 2000 have been treated in the pro forma unaudited comparatives as if they had occurred at the beginning of that year. In addition, certain cost elements such as interest expenses, taxes and goodwill amortisation were recalculated.



Liabilities and shareholders' equity

in EUR millions	31.12.2002	31.12.2001	pro forma* 31.12.2000 unaudited
Shareholders' equity (note 13)			
Share capital	26.1	26.1	26.1
Share premium	473.4	473.4	473.5
Retained earnings	(5.7)	(14.7)	–
Consolidated net income	18.0	14.2	–
Cumulative exchange adjustment	(4.1)	15.2	–
Total shareholders' equity	**507.7**	**514.2**	**499.6**
Minority interests (note 14)	28.4	21.9	20.3
Total shareholders' equity and minority interests	**536.1**	**536.1**	**519.9**
Deferred tax liabilities (note 9)	15.8	6.0	4.1
Provisions for risks and charges (note 15)	14.2	10.2	21.9
Liabilities			
Financial borrowings (note 16)	589.0	533.6	491.0
Trade payables	164.6	177.2	162.2
Other liabilities (note 17)	105.6	65.5	55.7
Total liabilities	**889.2**	**792.5**	**734.9**
Total liabilities and shareholders' equity	**1,425.3**	**1,328.6**	**1,254.8**

* Pro forma information extracted from the presentation document (document E) issued by EBS and registered by the COB on 25 May 2001 under reference number 01-636, and prepared when the entities of the Provimi Group were subdivisions or subsidiaries of EBS. This information has not been subject to adjustment by Provimi.

The accompanying notes are an integral part of these financial statements.

Consolidated income statement

for the year ending 31 December 2002

in EUR millions	2002	2001	pro forma* 31.12.2000 unaudited
Revenues			
Net sales (note 26)	1,534.1	1,500.6	1,347.3
Other operating revenues	0.2	0.2	0.4
Total revenues	**1,534.3**	**1,500.8**	**1,347.7**
Operating expenses			
Purchases and changes in inventories	1,068.3	1,043.8	947.0
Taxes not related to income	8.1	10.5	–
Payroll expense	185.0	162.2	150.9
Depreciation and amortisation (note 19)	29.7	26.5	23.9
Other operating expenses	147.2	162.4	138.3
Total operating expenses	**1,438.3**	**1,405.4**	**1,260.1**
Operating income	**96.0**	**95.4**	**87.6**
Net financial expense (note 20)	(42.3)	(43.1)	(31.7)
Pre-tax income before exceptional items	**53.7**	**52.3**	**55.9**
Exceptional items (note 21)	5.2	(3.6)	(1.9)
Corporate income taxes (note 22)	(22.2)	(15.7)	(17.6)
Net income of fully consolidated companies	**36.7**	**33.0**	**36.4**
Group share of income of companies consolidated by equity method (note 23)	0.4	0.3	–
Goodwill amortisation	(15.7)	(14.9)	(17.1)
Net income before minority interest	**21.4**	**18.4**	**19.3**
Minority interest	(3.4)	(4.2)	(4.1)
Net income Group share	**18.0**	**14.2**	**15.2**
Net earnings per share (in euros)	0.69	0.55	–
Average number of shares in circulation (including non voting shares)	25,950,269	25,646,767	na

* Pro forma information extracted from the presentation document (document E) issued by EBS and registered by the COB on 25 May 2001 under reference number 01-636, and prepared when the entities of the Provimi Group were subdivisions or subsidiaries of EBS. This information has not been subject to adjustment by Provimi.

The accompanying notes are an integral part of these financial statements.

Consolidated cash flow statement

for the year ending 31 December 2002

in EUR millions	2002	2001	pro forma* 31.12.2000 unaudited
Cash from (for) operations			
Operating income	96.0	95.4	87.6
Depreciation and amortisation, related to operations	29.7	26.2	23.9
Charge/(Release) of operating provisions	8.3	1.7	(0.3)
Gross operating income	**134.0**	**123.3**	**111.2**
Changes in working capital	(13.6)	12.0	(51.7)
Cash from operations	**120.4**	**135.3**	**59.5**
Net financial expense	(36.3)	(43.1)	(31.7)
Corporate income taxes	(15.5)	(7.4)	(19.0)
Other exceptional items, net	18.2	(20.4)	(2.6)
Total	**86.8**	**64.4**	**6.2**
Cash from (used for) investing activities			
Additions to fixed assets	(40.6)	(37.2)	(30.5)
Additions to other assets	0.2	(13.1)	(14.5)
Disposals of assets	5.7	5.0	7.0
Acquired cash/(debt) from acquisitions	(38.2)	(2.2)	0.8
Investment subsidies received	–	0.6	–
(Acquisitions)/Disposals of consolidated subsidiaries	(34.6)	(22.0)	(10.2)
Impact of timing differences	–	(1.4)	1.8
Total	**(107.5)**	**(70.3)**	**(45.6)**
Cash from (used for) financing activities			
Dividends paid to shareholders'	(5.1)	(13.9)	–
Dividends paid to minority shareholders' of consolidated subsidiaries	(0.3)	(0.8)	(0.8)
Sale of Provimi shares	–	6.0	–
Increases/(Reductions) in borrowings	(9.2)	(0.2)	24.9
Impact of timing differences	–	–	0.1
Total	**(14.6)**	**(8.9)**	**24.2**
Impact of exchange rates variations	17.0	(2.0)	(0.7)
Change in cash and cash equivalents, net	**(18.3)**	**(16.8)**	**(15.9)**
Cash and cash equivalents, net at beginning of year	20.7	37.5	53.4
Cash and cash equivalents, net at end of year	2.4	20.7	37.5

* Pro forma information extracted from the presentation document (document E) issued by EBS and registered by the COB on 25 May 2001 under reference number 01-636, and prepared when the entities of the Provimi Group were subdivisions or subsidiaries of EBS. This information has not been subject to adjustment by Provimi.

The accompanying notes are an integral part of these financial statements.

Notes
to the consolidated financial statements

General
The consolidated accounts at 31 December 2002 are the first annual closing of the Provimi Group after the majority of the shares (53.66%) were acquired by Provimlux Investments SA, Luxembourg, a company controlled by funds advised or managed by CVC Capital Partners, UK and PAI Management, France, from Edison, Italy, on 29 November 2002. After the subsequent execution of a standing offer, from 20 December 2002 to 8 January 2003 inclusive on the Paris Stock Exchange, Provimlux Investments SA holds 74.05% of the shares of Provimi SA.

1 Accounting principles

1.1 Accounting principles and valuation methods
The consolidated financial statements of the Provimi Group have been prepared in accordance with regulation number 99-02 of the French Accounting Standards Committee (*Comité de la Réglementation Comptable*) governing the consolidated financial statements of commercial and public sector companies, applicable as of 1 January 2000. The accounts have been prepared under the going concern principle.

1.2 Consolidation method
The consolidated financial statements are based on the financial statements of the individual Group companies at 31 December 2002.
All significant companies over which Provimi exercises exclusive control, directly or indirectly, are fully consolidated.
Jointly controlled companies are proportionally consolidated.
Companies that are owned 20% or over, directly or indirectly, and over which Provimi exercises significant influence are accounted for by the equity method.
Certain companies meeting the above criteria are not consolidated due to their immateriality. All significant transactions between consolidated companies are eliminated.

1.3 Foreign currency translation
Transactions denominated in foreign currency are translated on the basis of the exchange rates in effect at the transaction date.
Payables and receivables in foreign currency are valued at year-end rates and any translation difference is reported in the income statement.
The financial statements of non-euro zone companies are translated as follows:
- balance-sheet items are translated into euros at year-end exchange rates, except for shareholders' equity items, which are translated at historical rates;
- income and expense items are translated at average exchange rates for the year; any resulting translation differences are accounted for into consolidated shareholders' equity.

1.4 Goodwill
Business acquisitions are accounted for by the purchase method. This method consists of recording the assets and liabilities of the acquired business at fair value. The difference between the purchase price (asset deal) or the cost of the shares and the fair value of identifiable assets and liabilities at the time of acquisition is recorded as goodwill. Additional fair value adjustments may be made during the year following the year of acquisition. Goodwill is amortised over a maximum of forty years, except in specific cases where a shorter period is justified.
On the demerger of Provimi from Eridania Béghin-Say in 2001, all goodwill was deemed to be "new" goodwill resulting from the market valuation of the Provimi Group at the time of the demerger. From 1 January 2001 this goodwill is amortised over forty years.

1.5 Intangible assets

Brands are generally valued on the basis of advice from specialised consultants.
Because of the legal protection enjoyed by brands, they are not amortised, but they could subsequently be written down if their value were to decline significantly.
Other intangible assets are amortised by the straight-line method over the following periods:

Trade goodwill	40 years
Patents, licenses	variable, up to 20 years
Start-up expenses	5 years
Software	variable, up to 5 years

1.6 Research and Development expenditures

Research and Development costs are generally recognised as expenses of the period in which they are incurred.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost.
Depreciation of the assets is based on their estimated useful economic lives and calculated on a linear basis.
The principal useful economic lives utilised are:

Industrial buildings	20-40 years
Industrial equipment and tools	3-20 years
Fittings and fixtures	10-20 years
Office furniture	10 years
Vehicles	5 years

Property effectively acquired through a finance lease is booked as "Property, plant and equipment" at market value and depreciated accordingly, while the corresponding debt is shown as a liability.
Maintenance and repair costs are recognised as expenses of the period in which they are incurred, except if they improve the condition of the asset beyond its originally assessed standard of performance, either by extension of its useful life or improvement of productivity.

1.8 Non-consolidated investments

Investments in non-consolidated entities are stated at their purchase cost, less appropriate depreciation. Such depreciation takes into account the share of net-worth owned by the Group, profit expectations or stock exchange prices, where applicable.

1.9 Inventories and work-in-process

Inventories and work-in-process are valued at the lower of cost or net realisable value. Cost is essentially based on weighted average costs, which, reflecting inventory turnover, are near to actual market prices at the balance-sheet closing date.

1.10 Supplementary retirement benefits and severance indemnities

The Group accounts for its pension commitments, severance indemnities, medical care, long-service awards, life insurance and other assimilated benefits, related to its retirees and employees.
For defined contribution plans, Group contributions are charged in the period to which they relate.
For defined benefit plans, the costs of the contributions are estimated using the projected unit credit method for the benefits after employment. According to this method the contributions are allocated to the service periods as a function of the rights acquired in the plan taking into account a stabilising effect because the build up of rights is not evenly distributed over the coming years of employment.
The amount of future benefits as granted to the employees is valued based on the expected salary evolution, the starting age and the mortality rate and is subsequently discounted to its present value on the basis of long-term interest rates of first class bonds.
The actuarial valuation differences after 1 January 2002 are charged over the remaining average active life expected for employees participating in these schemes for the part exceeding 10% of the larger of:
– the present value of the obligation at year end of the defined benefits at year end,
– the fair value of the assets of the plan at closing date.

1.11 Income tax

Deferred taxes are added to the amount of taxes payable at year-end closing.
They are based on consolidation adjustments and on temporary differences between the carrying amount of assets/liabilities on the balance sheet, and their tax base.
Deferred taxes are calculated by using the tax rate expected to be applicable at the date of recovery or settlement.
Deferred tax assets, including those related to unused tax losses carried forward, determined by taxable entity, are recognised from the time at which it is more likely than not that they can be effectively utilised. Tax related to planned dividend distributions, expected within the forthcoming year, are provisioned.
No provision is made for taxes that would be payable in the case of distribution of subsidiaries' retained earnings as they are considered as having been permanently reinvested.

1.12 Financial hedging activities

To manage their foreign exchange and interest rate risks, Group companies utilise different available techniques.
Financial instruments are used solely for hedging purposes, to the exclusion of any speculative transactions. These risks are managed centrally in line with a coherent definition of hedging policies.
Positions are traded either on organised exchange markets or in over the counter markets with highly rated financial institutions.

Management policy:
Interest rate and currency risks are monitored by Group treasury and managed jointly with all the subsidiaries concerned.
Provimis' subsidiaries are only allowed to cover foreign exchange risk related to their trading activities.
The foreign exchange risk related to debt and interest rate risk are managed centrally by group treasury. Derivatives with the objective of managing interest rate risk must be authorised in advance by the executive committee.

1.12.1 Currency risks

Currency risk arising from borrowings taken out by Group companies in currencies other than their functional currency are systematically hedged either by revenue streams in the same currency or by means of currency swaps.
As an exception to this principle, for certain clearly identified amounts and with the prior approval of the Executive Committee, the Group may retain its exposure to currency risks in order to secure a lower rate of interest. This can be the case for currencies where hedging is not feasible or practical.

1.12.2 Interest rate risks

Interest rate risks are managed centrally but separately in each currency using strategies that take account of the specific characteristics of the local financial market.

1.12.3 Bank fees

The bank fees associated with the establishment of the Senior Facility Agreement (SFA) are written of over the minimum expected duration of this facility (4 years) matching the benefits of the long duration of this credit facility.

1.13 Marketable securities

Marketable securities are valued at the lower of cost or market value.

1.14 Consolidated statement of cash flows

Cash and cash equivalents, net, include cash and marketable securities, less short term financial liabilities.

1.15 Calculation of earnings per share

Earnings per share before dilution is calculated by dividing the net profit by the average number of shares outstanding throughout the year. The calculation follows the recommendations N° 27 of the "Ordre des Experts Comptables". The average number of shares outstanding in the current year is calculated excluding own shares held by the Group and shares held in the framework of option plans. It is retroactively adjusted if shares are issued free of charge or at a price below the market price.

1.16 Preferred methods

The Group applies preferred methods defined in the "Comité de la Réglementation Comptable" 99-02 rules for:
- pension cost,
- exchange differences in monetary assets and liabilities denominated in foreign currencies,
- financial leases,
- the character of the Group's transactions does not lead to transactions which are partly realised at the closing date. The Group has not issued bonds.

1.17 Change in accounting principle

With effect from 1 January 2002, Provimi changed its policy for accounting for banking fees on the taking out of syndicated loans. Previously, such fees were charged directly to income. With effect from 1 January 2002, such fees are spread over the expected duration of the facilities matching the benefit arising from such agreements. Had this policy been applied in previous years the impact would have been to increase opening shareholders equity by EUR 3.9 million and decrease income for the year by EUR 3.9 million.



2 Scope of consolidation

2.1 Changes in the scope of consolidation

The main changes in the scope of consolidation between 2001 and 2002 are listed below.

2002 New acquisitions

Peter Hand (China) 51% owned, fully consolidated as from 1 January 2002
Peter Hand (Vietnam) 75.62% owned, fully consolidated as from 1 January 2002
Comptoir de Gives (Belgium) asset purchase, fully consolidated as from 1 January 2002
SanoGold (Germany) 100% owned, fully consolidated as from 1 January 2002
Sunglo Feeds (USA) 100% owned, fully consolidated as from 1 July 2002
Volosovsky (Russia) 75.41% owned, fully consolidated as from 1 July 2002
Hercules (Russia) 74.23% owned, fully consolidated as from 1 September 2002

2002 Purchased minority interests

Rolimpex (Poland) an increase in participation from 24.45% at 1 January 2002 to 37.19% at 31 December 2002.
Rolimpex is fully consolidated as from 1 July 2002 on achieving effective control of the company.
Nutritecnica (Portugal) 30% acquired in April 2002, now 100% owned.
Provimi Gan Yu (China) 20% acquired in April 2002, now 100% owned.
Nutron (Brasil) 25% acquired in April 2002, now 100% owned.
Alitec (Chile) 49% acquired in May 2002, now 100% owned.
Provimi Azov (Russia) 19.19% acquired in October 2002, now 81.21% owned.
All these companies were already fully consolidated, except Rolimpex.

2002 Disposals

No companies nor any shares were disposed of during 2002.

2002 Liquidation

In 2002 Lean Team (United States) was liquidated.

Other changes to the scope of consolidation

In 2002 Vigortone and Akey were merged into North American Nutrition Company Inc; Mervo Holding BV, the Netherlands changed its name into Provimi Investment BV; Nutec Ltd, UK into Provimi Ltd; Provimi Western Greece into Provimi Hellas and Provimi Hellas into Provimi SA Greece.

Scope of consolidation

	Number of companies		
	2002	2001	pro forma 2000 unaudited
Fully consolidated	99	90	89
Proportionally consolidated	2	2	2
Consolidated by equity method	7	3	1
	108	**95**	**92**

In early July, Provimi provided financing to an entity controlled by the employees of Rolimpex which owned 15% of Rolimpex's shares, as a result of which this entity repaid loans to banks previously used to finance the acquisition of such shares.
As a result of making such financing available, Provimi obtained written agreement that the Board member appointed by the entity referred to above would vote with Provimi's two Board directors thereby providing Provimi with a majority of three "Provimi" Board members out of a total of five. The result of the above was to ensure Provimi had effective control of Rolimpex as of early July 2002.
As a consequence, the company is fully consolidated from 1 July 2002. Subsequent to the year-end, Provimi further increased its shareholding and in March 2003 launched a tender offer for the remaining shares in Rolimpex – see Note 27.

2.2 List of consolidated companies on 31 December 2002

Companies	Legal seat	Country	% voting rights	% interest
Aberdyke Ltd (Norvite)	Aberdeen	United Kingdom	100.00	100.00
Agribusiness Pty Ltd	Macclesfield	Australia	100.00	100.00
Agribusiness Products Pty Ltd	Macclesfield	Australia	100.00	100.00
Agribusiness Unit Trust	Macclesfield	Australia	100.00	100.00
Agrokomplex CS Rt	Zichyujfalu	Hungary	100.00	100.00
Agrokomplex Nutrition DOO	Gracanica	Bosnia Herzegovina	100.00	100.00
Alimental SA	Santa Fe	Argentina	96.12	96.12
Alitec SA	Santiago	Chile	100.00	100.00
Bohemia Safari sro	Brniste	Czech Republic	100.00	100.00
Bonimex Bonda's Im-en Export BV	Rotterdam	The Netherlands	100.00	100.00
Celtic Nutrition Animale SA	Crévin	France	100.00	100.00
Centralys SAS	Elancourt	France	100.00	100.00
Dana Feed A/S	Horsens	Denmark	100.00	100.00
Dana Feed Italia Srl	Treviso	Italy	100.00	100.00
Dana Feed Norge A/S	Horsens	Denmark	100.00	100.00
Dana Feed Polska Sp Zoo	Zielona Gora	Poland	100.00	100.00
EBS Budapest KFT	Budapest	Hungary	100.00	100.00
Foray 496 Ltd	Lichfield	United Kingdom	100.00	100.00
Guangxi Peter Hand	Nanning	China	51.00	51.00
Hanoi Peter Hand	Hanoi	Vietnam	75.62	38.57
Hercules OAO	Klin	Russia	74.23	74.23
Inversiones Provimi Chile Ltda	Santiago	Chile	100.00	100.00
Inversiones Provimi y Cia	Santiago	Chile	100.00	100.00
Izoval SA	Lucens	Switzerland	100.00	95.50
Joosten Products BV	Weert	The Netherlands	100.00	100.00
Lean Team Australia	Adelaide	Australia	100.00	100.00
Markinskaya OOO	Rostov oblast	Russia	100.00	62.53
Mervo Products Fabriek	Doetinchem	The Netherlands	100.00	100.00
MGB BV	Rotterdam	The Netherlands	100.00	100.00
Mika-a-Spol Slovensko sro	Bratislava	Slovakia	100.00	100.00
Mixrite (I) Ltd	Dublin	Ireland	100.00	100.00
Mixrite Manufacturing Ltd	Dublin	Ireland	100.00	100.00
NV Protector SA	Herselt	Belgium	100.00	100.00
NA Nutrition Holding Inc	Fort Wayne	United States	100.00	100.00
Nanco Holding Inc	Fort Wayne	United States	100.00	100.00
Néolait SAS	Trégueux	France	100.00	100.00
Néolait Española SL	Barcelona	Spain	100.00	100.00
Nessebar Provimi AD	Nessebar	Bulgaria	70.00	70.00
North American Nutrition Company Inc	Fort Wayne	United States	100.00	100.00
Nutec Holdings Ltd	Lichfield	United Kingdom	100.00	100.00
Nutec Ireland Ltd	Dublin	Ireland	100.00	100.00
Nutec SA	Treize-Vents	France	100.00	100.00
Nutec Southern Africa Ltd	Bryanston	South Africa	50.00	50.00
Nutral Participacioes Portuguesa	Lisbon	Portugal	100.00	100.00
Nutral SA	Madrid	Spain	100.00	100.00
Nutritecnica Lda	Loyas	Portugal	100.00	100.00
Nutrition Transport Services LLC	Dayton	United States	100.00	100.00
Nutron Alimentos Ltda	São Paulo	Brazil	100.00	100.00
ProAqua Hellas SA (in liquidation)	Athens	Greece	100.00	100.00
ProAqua Nutrición SA	Palencia	Spain	100.00	100.00
Protector SA	Lucens	Switzerland	95.50	95.50
Provihold SA	Alverca	Portugal	100.00	100.00
Provimi (Gan Yu) Feed	Gan Yu County	China	100.00	100.00
Provimi Australia Pty Ltd	Wagga Wagga	Australia	100.00	100.00
Provimi Azov ZAO	Azov	Russia	81.21	62.53
Provimi BV	Rotterdam	The Netherlands	100.00	100.00

Companies	Legal seat	Country	% voting rights	% interest
Provimi CZ sro	Prague	Czech Republic	100.00	100.00
Provimi France SAS	Trappes	France	100.00	100.00
Provimi Hellas ABEE	Athens	Greece	100.00	100.00
Provimi Holding Americas Inc	Fort Wayne	United States	100.00	100.00
Provimi Holding BV	Rotterdam	The Netherlands	100.00	100.00
Provimi Holding Danmark A/S	Horsens	Denmark	100.00	100.00
Provimi Holding Iberica SL	Madrid	Spain	100.00	100.00
Provimi Investment BV	Doetinchem	The Netherlands	100.00	100.00
Provimi Italia Srl	Cavriago	Italy	100.00	100.00
Provimi Jordan Ltd	Amman	Jordan	40.00	40.00
Provimi Kiev OOO	Kiev	Ukraine	100.00	100.00
Provimi OOO	Moscow	Russia	60.00	60.00
Provimi Ltd	Lichfield	United Kingdom	100.00	100.00
Provimi Polska Bialystok Sp Zoo	Bialystok	Poland	100.00	100.00
Provimi Polska Bieganow Sp Zoo	Cybinka	Poland	100.00	100.00
Provimi Polska Dobrzelin Sp Zoo	Dobrzelin	Poland	100.00	100.00
Provimi Polska Holding Sp Zoo	Osnowo	Poland	100.00	100.00
Provimi Polska Olsztynek Sp Zoo	Olsztynek	Poland	100.00	100.00
Provimi Polska Tworog Sp Zoo	Tworog	Poland	100.00	100.00
Provimi Portuguesa SA	Alverca	Portugal	100.00	100.00
Provimi SA	Trappes	France	100.00	100.00
Provimi SA (in liquidation)	Athens	Greece	100.00	100.00
Provimi Samara OOO	Samara	Russia	90.00	73.60
Provimi Sevlievo AD	Sevlievo	Bulgaria	66.00	66.00
Provimi Sitovo AD	Sitovo	Bulgaria	51.00	51.00
PTI	Warsaw	Poland	100.00	100.00
Provimi Viand AD	Pazerdjik	Bulgaria	55.14	55.14
Reemon Ltd	Hong-Kong	China	100.00	100.00
Rolimpex SA	Warsaw	Poland	37.19	37.19
SanoGold GmbH	Aalen	Germany	100.00	100.00
SCA Iberica SA	Mequinenza	Spain	100.00	100.00
SCA Nutrition Ltd	Lichfield	United Kingdom	100.00	100.00
Sodial SA	Saint Aignan-sur-Roe	France	100.00	100.00
Sofrada SA	Bellou-sur-Huisne	France	100.00	100.00
Sunglo Feeds Inc	Hesston	United States	100.00	100.00
Tetragon Chemie Limited	Bangalore	India	51.00	51.00
Top Number Feed Ltd	Dalton	United Kingdom	100.00	100.00
Tovarna na Krmiva Mika-a-Spol sro	Veseli nad Luznici	Czech Republic	100.00	100.00
Vetcare Organics Private Ltd	Bangalore	India	51.00	51.00
Vetem Portuguesa Ltda	Lisbon	Portugal	100.00	100.00
Vipromin 2000 srl	Salonta	Romania	100.00	100.00
Volosovsky Kombikormovy ZAO	Volosovo	Russia	75.41	75.41
Zootech SAS	Ploufragan	France	100.00	100.00
Proportional consolidation				
Cereplus	Paris	France	25.00	25.00
Eribins	Dublin	Ireland	25.00	25.00
Equity method consolidation				
Agro-Rolimpex Sp Zoo	Kwitajny	Poland	99.84	37.13
Frangnor	Guimaraes	Portugal	40.89	40.89
Krekavanos Pasarai AB	Panievierzys	Lithuania	10.64	10.64
Nutrileida SL	Lleida	Spain	22.00	22.00
Peter Hand Chongqing	Chongqing	China	60.00	30.60
Provimi Zara AD	StaraZagora	Bulgaria	25.00	25.00
Rol Ryz Sp Zoo	Gdynia	Poland	51.82	19.27

3 Goodwill

in EUR millions	Gross value	Amortisation	Net value 31.12.2002	Net value 31.12.2001	Net value 31.12.2000 pro forma unaudited
At 1 January	606.0	(14.9)	591.1	590.8	
Adjustments arising on demerger	11.3	(0.4)	10.9	(11.4)	
Acquisitions	19.2	(0.4)	18.8	22.9	
Amortisation for the year	–	(14.9)	(14.9)	(14.4)	
Foreign exchange adjustments	(16.6)	0.6	(16.0)	3.2	
Total	619.9	(30.0)	589.9	591.1	590.8

For the year ended 31 December 2000, the movement schedule for goodwill is not available in the format set out above.
Amortisation for 2002 amounted to EUR 15.7 million, versus EUR 14.9 million in 2001. Goodwill was recalculated at 1 January 2001 the effective date of the demerger. The goodwill on demerger was not allocated. The total goodwill based on the fair market value of the Provimi Group at that date is amortised over 40 years starting on 1 January 2001.
Included within goodwill, net of EUR 589.9 million at 31 December 2002 is goodwill amounting to EUR 572 million arising on demerger. The Group has tested this goodwill for impairment and has concluded that no impairment adjustment is required. Critical factors considered in conducting this impairment test were the consistency of future cash flows with the Group's internal budgets and the appropriateness of the weighted average cost of capital employed. At 31 December 2002, the Group's market capitalisation was inferior to its consolidated net assets. The Group considers this situation to be temporary and hence this does not indicate a permanent diminution in the value of the Group's goodwill or other intangible assets.



Intangible assets

in EUR millions	Gross value	Amortisation	Net value 31.12.2002	Net value 31.12.2001	Net value 31.12.2000 pro forma unaudited
Trademarks	36.7	(2.2)	34.5	36.7	33.7
Other intangible assets	11.5	(5.8)	5.7	4.1	3.6
Total	48.2	(8.0)	40.2	40.8	37.3

The Group allocates initial goodwill to identifiable intangible items where applicable.
Values are then allocated on the basis of valuations reflecting the contributions to earnings of each brand and trademark, as well as customer recognition. The latter includes criteria such as market share, internationalisation, and legal protection. The increase in other intangible assets results mainly from an increase in capitalised software cost of EUR 3.1 million.

5 Property, plant and equipment

5.1 By nature

in EUR millions	Gross value	Depreciation	Net value 31.12.2002	Net value 31.12.2001	Net value 31.12.2000 pro forma unaudited
Land	8.2	–	8.2	9.2	8.8
Buildings	130.8	(38.9)	91.9	79.7	71.1
Industrial equipment and tools	204.6	(112.0)	92.6	89.2	84.2
Other fixed assets	49.1	(29.7)	19.4	18.4	18.9
Fixed assets under construction	19.2	–	19.2	10.6	9.3
Total	**411.9**	**(180.6)**	**231.3**	**207.1**	**192.3**

Major investments in 2002 were made in Chile (new fish feed plant), the Netherlands (pet food extruder), Poland (modernisation of a feed plant), Denmark (fish feed extruder), France (office expansion), and the United States (SAP implementation).

5.2 2002 variations

in EUR millions	2002
Net value at 1 January 2002	207.1
Acquisitions	38.9
Investments	39.5
Disposals & other changes	(7.0)
Depreciation	(27.5)
Foreign exchange adjustments	(19.7)
Net value at 31 December 2002	**231.3**

6 Investments accounted for by the equity method

Companies in EUR millions	Country	% capital held	Group share in equity 31.12.2002	31.12.2001	31.12.2000 pro forma unaudited
Rol Ryz	Poland	51.82	0.4	–	–
Krekavanos Pasarai AB	Lithuania	10.64	0.4	0.4	0.4
Rolimpex(1)	Poland	24.45	–	4.4	–
Provimi Zara	Bulgaria	25.00	–	–	–
Peter Hand Chongqing(2)	China	60.00	0.2	–	–
Agro-Rolimpex(3)	Poland	99.84	–	–	–
Other			–	0.2	–
Total			**1.0**	**5.0**	**0.4**

(1) Percentage held at 31 December 2001. In 2002 the participation was increased to 37.19% and Rolimpex is fully consolidated from 1 July 2002.
(2) In Peter Hand Chongqing, Provimi has not yet acquired management control.
(3) The participation is fully written down.

7 Non-consolidated investments

Companies in EUR millions	Country	% ownership	31.12.2002	% ownership	31.12.2001	% ownership	31.12.2000 pro forma unaudited
SanoGold[1]	Germany	–	–	24.50	0.4	–	–
Future Beef[2]	United States	21.92	–	21.92	–	21.92	1.6
Provimi Iran	Iran	8.00	0.1	8.00	0.1	8.00	0.1
Provimi Valga[3]	Estonia	40.00	–	40.00	–	40.00	0.2
Bezenchuk	Russia	15.00	0.6	15.00	0.6	–	–
Other		–	0.4	–	0.6	–	0.3
Total			1.1		1.7		2.2

(1) Fully consolidated and 100% – owned in 2002; the ownership at 31 December 2001 was 24.5%.
(2) As the company is in liquidation, the participation has been written off and accounted for as a non-consolidated investment.
(3) In liquidation and therefore accounted for as a non-consolidated investment.

8 Other financial assets

in EUR millions	31.12.2002	31.12.2001	31.12.2000 pro forma unaudited
Deposits and guarantees	1.8	2.0	–
Loans and advances	4.4	3.7	3.0
Total	6.2	5.7	3.0

9 Deferred taxes

in EUR millions	31.12.2002	31.12.2001	31.12.2000 pro forma unaudited
Deferred tax assets	20.0	22.6	17.7
Deferred tax liabilities	(15.8)	(6.0)	(4.1)
Total	4.2	16.6	13.6

The deferred tax assets of EUR 20.0 million essentially relate to certain non deductible accruals and to losses carried forward, namely those in Belgium, France, Denmark and the United Kingdom, taking into account the existing fiscal integration program. The provision for deferred tax liabilities of EUR 15.8 million mainly results from temporary basis differences on certain tangible and intangible assets. Deferred tax assets of EUR 5.7 million have not been recognised in the financial statements, mainly relating to tax losses carried forward in Hungary (EUR 3.7 million).

10 Inventories and work-in-progress

in EUR millions	Gross value	Write-downs	Net 31.12.2002	Net 31.12.2001	31.12.2000 pro forma unaudited
Raw materials	80.5	–	80.5	87.0	90.2
Work-in-progress	2.3	–	2.3	2.1	1.9
Finished products	55.5	(0.2)	55.3	35.5	29.4
Total	138.3	(0.2)	138.1	124.6	121.5

11 Trade receivables

The allowance for bad debts amounts to EUR 32.2 million as at 31 December 2002 (2001: EUR 16.5 million and 2000: EUR 12.6 million). Trade receivables are due within one year. The increase of the provision is caused by the first time consolidation of Rolimpex EUR 12.4 million and extra provisions in the Fish Feed sector. In the receivables an amount of EUR 2.6 million (2001: EUR 6.2 million and 2000: EUR 10.1 million) is included for receivables from (former) related parties.

12 Other current assets

in EUR millions	31.12.2002	31.12.2001	31.12.2000 pro forma unaudited
Other operating receivables	5.9	1.6	11.9
Other receivables	5.5	20.4	11.2
Prepaid taxes & social charges	34.2	25.0	27.6
Prepaid expenses	9.0	14.4	4.2
Deferred charges(1)	11.3	1.6	–
Deposits	0.3	3.5	1.4
Total	66.2	66.5	56.3

(1) Deferred charges relate principally to banking fees incurred with respect to the Senior Facility Agreement which are being amortised over four years.

(13) Changes in shareholders' equity, Group share

The table of changes in shareholders' equity is based on the opening equity of Provimi SA (formerly Société Financière Tronchet) prior to the effects of the demerger that took place retroactively with effect from 1 January 2001.

in EUR millions	Share capital	Paid-in surplus	Retained earnings	Foreign exchange adjustment	Net income	Total
At 1 January 2001	0.5	–	–	–	–	0.5
Demerger effect (1 January 2001)	25.6	473.5	–	–	–	499.1
Treasury shares	–	(0.1)	–	–	–	(0.1)
Dividends paid	–	–	(14.7)	–	–	(14.7)
Net income for the year	–	–	–	–	14.2	14.2
Cumulative translation adjustment	–	–	–	15.2	–	15.2
At 31 December 2001	**26.1**	**473.4**	**(14.7)**	**15.2**	**14.2**	**514.2**
At 1 January 2002	26.1	473.4	(0.5)	15.2	–	514.2
Dividends paid	–	–	(5.2)	–	–	(5.2)
Net income for the year	–	–	–	–	18.0	18.0
Translation adjustment	–	–	–	(19.3)	–	(19.3)
At 31 December 2002	**26.1**	**473.4**	**(5.7)**	**(4.1)**	**18.0**	**507.7**

At 31 December 2002, the share capital was divided into 26,094,369 common shares with a nominal value of EUR 1.00. In 2002, there were an average of 25,950,269 shares outstanding. Earnings per share are based directly on the issued share capital of 26,094,369. Since the Provimi Group has no dilutive instruments the diluted EPS is not applicable. At 31 December 2002, 144,100 shares were held by the company and recorded on the balance sheet as "Treasury shares".
As approved by shareholders in an extraordinary meeting, the Board granted senior managers stock options, giving the right to purchase existing Provimi shares, as follows:

As at 31 December 2002	
Attributions in number of shares	144,100
Number of persons	73
Earliest/latest exercise date	Immediate, until 10.09.2011
Unit price	EUR 17.15

The plan was modified in 2002 with regards to exercise dates.



Minority interests

in EUR millions	2002	2001	2000 pro forma unaudited
At 1 January	21.9	20.3	15.0
Net income for the year	3.4	4.2	4.6
Dividends	(0.3)	(0.8)	(0.8)
Acquisitions, disposals and changes in consolidation method	4.5	(0.6)	2.1
Foreign exchange adjustments	(1.1)	(1.2)	(0.6)
At 31 December	**28.4**	**21.9**	**20.3**

15 Provisions for risks and charges

in EUR millions	31.12.2000 pro forma unaudited	31.12.2001	Increase in scope	Increase	Amount utilised	Decrease	31.12.2002
Retirement and assimilated benefits (note 15.1)	9.7	7.5		2.2	(4.6)	(1.7)	3.4
Demerger related costs	5.4						
Losses on pig contracts	3.6	0.2		1.0	(0.8)	–	0.4
Restructuring (note 15.2)	–	1.1		4.3	(2.2)	–	3.2
Other	3.2	1.4	4.1(1)	2.0	(0.3)	–	7.2
Total	**21.9**	**10.2**	**4.1**	**9.5**	**(7.9)**	**(1.7)**	**14.2**

(1) Includes a provision for the investment in Agro-Rolimpex in Kwitajny for EUR 3.4 million. Except for restructuring costs, the movements for the period were accounted for as operating income or expense in the income statement. The provision for restructuring costs is included in exceptional items.

15.1 Retirement and termination benefits, medical care, life insurance and other assimilated benefits

Every company of the Group employing more than 20 people has been subject to an actuarial valuation for its obligation for the above benefits. A uniform actuarial valuation (assumptions and methods) has been defined by the Provimi Group, with the support of external experts for these types of valuations.

The following table provides details on the financial position as of 31 December 2002.

in EUR millions	Fair value of plan assets	Present value of the obligation	Financial position, surplus/(deficit)
Retirement benefits	32.1	36.4	(4.3)
Post employment medical care and life insurance	–	0.2	(0.2)
Other long-term benefits	–	0.4	(0.4)
Total at 31 December 2002	**32.1**	**37.0**	**(4.9)**
Total at 31 December 2001	**18.6**	**26.1**	**(7.5)**

In accordance with the accounting policy for:
- retirement benefits,
- post employment medical care and life insurance, and
- termination benefits,

the experienced gains and losses and the effects of changes in retirement benefits are not immediately recognised on the balance sheet. For these plans, the experienced gains and losses outside a corridor of 10% are spread over the expected average remaining lifetime of existing employees and the plan changes over the vesting period.

The balance sheet allowance and the unrecognised items can be analysed as follows:

in EUR millions	Unrecognised experienced gains/(losses)	Unrecognised plan changes, gains/(losses)	Accrued allowances, assets/(liabilities)
Retirement benefits	(2.5)	–	(2.4)
Post employment medical care and life insurance	–	–	–
Other long-term benefits	–	–	–
Total at 31 December 2002	(2.5)	–	(2.4)
Total at 31 December 2001	0.6	–	(3.1)

The accrued provision for retirement and assimilated benefits as at 31 December 2002 was EUR 3.4 million (2001: EUR 7.5 million), of which EUR 1.8 million are related to retirement benefits.
The reduction of the provision is brought about by the termination of plans for EUR 1.7 million and high local pensions contributions of EUR 4.6 million.
The average annual actuarial rates used are the following:

	2002	2001
Discount rate (Euro zone/UK)	5.5%	5.75%
Future increase of salaries	3.3%	

They correspond to the average rates used to make each valuation, weighted by the present value of the obligations. The expected rate of return on plan assets is 6% for France and The Netherlands and 7.5% for the UK.

15.2 Restructuring costs

Restructuring costs provided for at 31 December 2002 amounted to EUR 3.2 million (2001: EUR 1.1 million and in 2000: nil). These restructuring costs relate to the closure of production facilities in the USA and the United Kingdom.

15.3 Litigation in progress

- Provimi is suing PMAG for misrepresentation of certain contracts related to growing pigs in the acquisition of Vigortone in 1998 and has obtained a negative judgement in an US appeal court and on revision the case has been reverted to a lower court that granted a hearing.
- Claims pertaining to purchases from a cartel formed by Vitamin producers in the 1990. The cartel was heavily fined by both the US and EU authorities. The claims in the US have mostly been settled in 2002. Provimi is pursuing claims for damages in Europe and the rest of the world. Timing is uncertain and no proceeds have been anticipated in the financial statements.
- Provimi is pursuing recovery of funds defrauded by a former employee in various civil proceedings.
- As a result of the 2001 demerger agreement Provimi is jointly liable for all former Eridania Béghin-Say liabilities which cannot be attributed directly to Provimi, Cereol, Cerestar or Béghin-Say. Management is not aware of any current or latent liabilities in this respect, which have not been already reflected in the financial statements.
- Eridania Béghin-Say sold Ducros and its subsidiaries to the McCormick Group during 2000. The sale agreement contained a price revision clause that has since been invoked by McCormick in its notification to Eridania Béghin-Say, whose Cereol subsidiary, which acquired the Group's food oils business, has taken over its commitment. Furthermore, McCormick has also lodged an objection against Béghin-Say, Cereol, Cerestar and Provimi, the four new companies created pursuant to the demerger of Eridania Béghin-Say.
- Currently a tax audit is being conducted on Eridania Béghin-Say, the former parent company. The companies that emerged from EBS (Béghin-Say, Cereol, Cerestar and Provimi) are each responsible for a quarter of any claims resulting from this audit. Management at this moment is not aware of any item that would materially impact Provimi's financial position.
- There is no other event or litigation in progress likely to have a significant impact on the financial situation, on results, activity or assets of the Group.



Financial borrowings

16.1 Main features

The Group's principal sources of loan funding are a syndicated loan of EUR 580 million and other bank credits.

Senior Facilities Agreement:

The Senior Facilities Agreement (SFA) is a EUR 580 million facility with CIBC World Markets as lead underwriter. The new financing structure represents a refinancing of the prior syndicated facility, which had to be repaid due to the sale by Edison of its majority participation in Provimi, triggering a change of control clause. Key elements of the Senior Facilities Agreement are:

Facility	Pricing Euribor(1)	Amount in EUR	Maturity in years
Term Loan A	+2.25%	207,500,000	7 (in Tranches)
Term Loan B	+2.75%	127,500,000	8
Term Loan C	+3.25%	135,000,000	9
Revolving Credit Facility	+2.25%	110,000,000	7

(1) Pricing is subject to downward revision if certain ratio are improved.

The Senior Facility Agreement is secured. At at 31 December 2002, an amount of EUR 493.1 million was drawn, of which EUR 379.5 million with the balance in US dollars. In addition, a letter of credit for EUR 25.5 million was drawn. Most Group companies are directly or indirectly financed by the SFA.

The EUR 110 million Revolving Credit Facility is for working capital purposes and to finance acquisitions.

Bank credit:

The balance of the Group's funding requirement is met by bank borrowings. These include short term loans and/or overdraft facilities in various Group companies, notably Poland, Argentina, Brazil, Greece, Russia, the Czech Republic, Bulgaria and Jordan. Total available facilities outstanding as of 31 December 2002 is EUR 124.1 million, of which EUR 95.9 million has been drawn.

16.2 Schedule of financial debt

in EUR millions	SFA	Other borrowings	Total 31.12.2002	Total 31.12.2001	31.12.2000 pro forma unaudited
Less than one year	37.3	74.6	111.9	40.0	–
One to five years	123.6	21.3	144.9	488.4	–
More than five years	332.2		332.2	5.2	–
Total	**493.1**	**95.9**	**589.0**	**533.6**	**491.0(1)**

(1) For the position at 1 January 2001 a split between short and long term is not possible because Provimi's finances were integrated in the Eridania Béghin-Say group financing structure as of 31 December 2000.

16.3 Repayments and new borrowing

in EUR millions	Schedule of drawdowns of the Senior Facilities Agreement				
Date	**Description**	**Amount**	**Date**	**Description**	**Amount**
29.11.2002	Initial draw	490.0	No repayments were made in 2002		
December 2002	2nd draw	3.1			
Total		**493.1**			

The prior syndicated loan was repaid in the year due to the triggering of a change in ownership clause when Edison sold its majority shareholding in Provimi.

16.4 Covenants and Securities given

The availability of the SFA is contingent on the company meeting several covenants, effective from 31 March 2003. The three most important ones are:

- ratio of net debt to EBITDA,
- ratio of EBITDA to net financial expense,
- ratio of consolidated cash flow to consolidated debt service.

The covenants are tested quarterly on a rolling twelve month basis. Adjustments are required to be made to the reported financial results in order to take into account the full year effect of acquisitions as well as for certain other types of investments. These adjustments generally create more headroom and flexibility than a nominal calculation, based purely on disclosed figures, would do.

Associated with the SFA, a number of undertakings have been given which are usual for this type of agreement. The two most important are:

- limitations on capital expenditures,
- limitations on dividends.

Capital expenditure in 2003 is limited to EUR 37 million, with upward adjustments forseen in future years, and also for acquisitions to the extent of 2.5% of annual sales of the acquired company.

Dividends in any year are limited to 30% of consolidated net income. In 2003 and 2004, there is a maximum cap of EUR 10 million. In 2002, the company declared and paid a dividend of EUR 5.2 million out of 2001 earnings.

In addition to the foregoing, the SFA defined certain conditions under which acquisitions may be made. The chief constraint is that the financial covenants discussed earlier are not breached as a result of the acquisition. In addition, the ratio of net debt to EBITDA for the Group must be not higher than 3.85.

As security for the SFA, Provimi has agreed to pledge receivables, stocks and fixed assets for an amount not less than 70% of the Group total. (see Note 24: Commitments and contingent liabilities).

16.5 Cash and cash equivalents

In cash and cash equivalents an amount of EUR 23.0 million is included which was held in an escrow account with US lawyers handling litigation on behalf of Provimi. Mid January 2003, this sum was transferred to the accounts of NANCO, USA.

16.6 Net indebtedness

in EUR millions	31.12.2002	31.12.2001	31.12.2000 pro forma unaudited
Short term financial liabilities	111.9	38.9	–
Cash and cash equivalents	(114.3)	(59.6)	
Cash and cash equivalents, net	(2.4)	(20.7)	(37.5)
Financial borrowings	475.4	494.7	491.0
Other	1.7	–	–
Other long term financial assets	(1.8)	(2.1)	–
Total net debt	**472.9**	**471.9**	**453.5**

• Cash and cash equivalents include bank account deposits, fixed-term deposits (less than three months) and an amount in escrow (see Note 16.5). The cash and cash equivalents are mainly in euros and US dollars. Financial borrowings and short-term financial liabilities are mainly in euros and US dollars. These cash balances are earmarked for debt reduction in early 2003, as well as for acquisitions.

• *Net financial expense, which amounted to* EUR 42.3 *million (2001:* EUR 43.1 *million), corresponds primarily to net interest expense of* EUR 28.6 million on financial borrowings as described in Note 16.1, and also includes cash discounts and exchange gains and losses (see Note 20).

• **Sensitivity to interest rate movements**

The largest part of the borrowings is at variable rates between spot and three-month interbank offered rates plus a margin. On the basis of net indebtedness as of 31 December 2002, a 1% generalised variation of interest rates in the Provimi Group's principal currencies of indebtedness would have an impact of EUR 5 million on net financial expense. Such estimation does not take into account the future purchase of interest rate hedging instruments which can contribute to reducing significantly the impact of increases in interest rates (see Note 27).

16.7 Financial instruments

Currencies

The company currently does not utilise any financial instruments other than foreign exchange swaps and interest rate caps.

The table below details the currency swaps by currency at 31 December 2002. They all matured on or before 28 February 2003:

Currency	Notional amount (in swap currency in millions)	Negotiated amount (in EUR millions)	Forward amount (including interest in EUR millions)	Fair value (in EUR millions)
DKK	88.0	11.9	11.9	11.9
AUD	9.9	5.5	5.5	5.3
CHF	1.2	0.8	0.8	0.8
PLN	145.8	36.6	36.6	36.3

Interest rate cap

In July 2002 the Group bought a five-year interest cap of EUR 100 million, at a strike rate of 5.0%, to partially hedge the interest rate exposure incurred by funding on a floating basis. The fair value of the cap at 31 December 2002 is EUR 0.4 million (0.35%).



17 Other liabilities

in EUR millions	31.12.2002	31.12.2001	31.12.2000 pro forma unaudited
Other operating payables	39.9	23.2	21.2
Accrued vacation, salaries & wages	19.8	17.0	15.0
Deferred income	16.3	–	–
Social security & taxes payable	29.6	23.9	18.8
Total	105.6	64.1	55.0

Other operating payables contain accrued cost for the arrangement of the Senior Facilities Agreement.

The impact in the 2002 profit and loss accounts is EUR 0.2 million. Deferred income relates to purchasing discounts which are applicable over a four-year period.



18 Research and Development expenditures

In 2002, EUR 7.6 million of central research, product development and co-ordination costs were charged through the profit and loss account (2001: EUR 3.0 million). It is estimated that a total of approximately EUR 15 million was spent on research, product development and technical support throughout the Group in 2002, approximately equal to 2001.

19 Depreciation and amortisation

in EUR millions	2002	2001	2000 pro forma unaudited
Depreciation	27.5	25.5	23.6
Amortisation	2.2	1.0	0.3
Total	29.7	26.5	23.9

20 Financial income and expense

in EUR millions	2002	2001	2000 pro forma unaudited
Interest income	6.7	14.5	7.0
Interest expense	(35.3)	(49.5)	(32.9)
Cash discounts	(5.8)	(5.7)	(4.3)
Exchange gains and losses	(7.9)	(2.4)	(1.5)
Total net financial expense	(42.3)	(43.1)	(31.7)

21 Exceptional items

in EUR millions	2002	2001	2000 pro forma unaudited
Syndicated loan cost and fees	(13.6)	–	–
Litigation proceeds	29.5	10.8	–
Sale of treasury shares	–	5.6	–
Demerger costs	–	(7.8)	–
Provision for pig contracts	(1.0)	–	–
Write-off of e-business	(0.6)	–	–
Restructuring	(4.3)	(6.1)	–
Capital gains (losses) on sale of assets	(1.0)	(2.1)	1.6
Employee profit sharing	(1.0)	(1.0)	(0.8)
Provision for Future Beef	(0.1)	(1.4)	–
Other revenues (expenses), net	(2.7)	(1.6)	(2.7)
Total	5.2	(3.6)	(1.9)

Litigation proceeds have been booked related to action being taken in the United States against suppliers, cash proceeds were received in 2002 and the remaining amount was received in January 2003.
The restructuring programmes relate primarily to expenses for the closure of the Sofrada plant and the reorganisation of this company, plant closure in the UK and reorganisation in the United States.
Losses on sale of assets primarily relate to disposals of buildings and machinery & equipment related to plant closures in the United States, France, Ireland and the UK. Arranger fees for the Senior Facility Agreement (EUR 10.9 million) are being amortised over four years. In 2002, cost of EUR 0.2 million are included. Other refinancing costs such as due diligence, legal cost and advisory services are fully expensed in 2002.



22 Corporate income taxes

22.1 Income taxes analysis

in EUR millions	2002	2001	2000 pro forma unaudited
Current taxes	(13.7)	(15.4)	(15.0)
Deferred taxes	(8.5)	(0.3)	(2.6)
Total	**(22.2)**	**(15.7)**	**(17.6)**

The income tax charge (including deferred taxes) in France includes the French extraordinary tax surcharge instituted in 1995 and the new "social contribution" of 3.3% instituted on 1 January 2000.

22.2 Effective tax rate analysis (in %)

The effective tax rate in 2002 pre-goodwill was 37.5%, analysed as follows:

in %	2002	2001	2000 pro forma unaudited
Legal tax rate in France	35.4	36.4	36.4
Foreign tax rate differential	0.5	(5.5)	(4.3)
Utilisation of losses carried forward	(2.4)	2.6	–
Other permanent differences	4.1	–	–
Adjustments prior periods	(0.1)	0.4	–
Other	–	(1.8)	0.5
Effective tax rate (%)	**37.5**	**32.1**	**32.6**



23 Income from companies accounted for by the equity method

Income from companies accounted for by the equity method totalled EUR 0.4 million in 2002 (2001: EUR 0.3 million and 2000: nil).

24 Commitments and contingent liabilities

in EUR millions	2002	Maturing	2001	Maturing
Guarantees given, of which:	**624.0**		**47.4**	
Mortgages for the SFA	186.3	2011		
Pledges on receivables and stocks for the SFA(1)	215.9	2011	12.1	2002
Pledges on equity for the SFA(1)	113.0	2011		
Mortgages on industrial sites	45.6	> 5 years	13.2	> 5 years
Bank guarantees(1)	38.4	2003	13.6	2002
Pledges on receivables and stock	24.8	2003-2004	8.5	2002–2004
Other commitments in connection with commodity contracts, of which	**177.9**		**57.4**	
Raw material purchases(2)	119.1	2003	55.0	2002
Sales	58.8	2003	2.4	2002
Operating lease agreements(3)	**14.6**	**2003-2006**	**14.8**	
Option given to the acquirer of Centralvet to re-sell the plant to Provimi	**5.5**	**2007**	**5.5**	**2007**
Tax risks, of which	**8.0**		**57.0**	
Tax representation of Montedison in France(4)	–		45.0	2002
Other	8.0	2002-2006	12.0	2002–2006
Commitments to repurchase minority shareholder stakes(5)	**–**		**18.4**	**2002**
Guarantees given to third parties:	**13.4**			
The Netherlands	7.0			
Italy	1.5			
Greece	1.8			
Other	3.1			
Counter guarantees given:	**16.0**			
Hungary for customer financing	14.4			
Others	1.6			
Assets of the company held by outsiders:	**1.1**		**9.5**	
Chile, fish meal	1.1	2003	9.5	2002
Assets of outsiders held by the company:	**2.4**			
USA, Advances from customers	2.4			
Other commitments, of which	**110.6**		**14.4**	
Italy	–		3.6	2002
France(6)	5.9		2.8	2002
Poland	35.8			
Foreign exchange hedging(7)	68.9	(see note 16.7)	8.0	2002

(1) Renewable.

(2) Most purchases are firm orders.

(3) Miscellaneous contracts for terms of one to four years, mainly for vehicles, forklift trucks and a few pieces of equipment.

(4) In 2002, the French tax authorities approved the transfer of the tax representation of Edison in France to a company outside the Provimi Group.

(5) These repurchase commitments are "put options" granted to minority shareholders at the time of the purchase of the majority stake. These options were exercised during the first half of 2002 (see Note 2.1)

(6) Supply contract.

(7) Mainly the renewable hedging of local currencies against the dollar in Poland, France, South Africa, the Netherlands and Brazil.

The table of commitments and contingent liabilities set-out above omits no significant amounts.

 Staff level

25.1 Staff level by category

	31.12.2002	31.12.2001	31.12.2000 pro forma unaudited
Senior management	31	34	63
Other managers	944	1,099	1,120
Office staff/supervisors	2,871	2,415	2,120
Plant workers	4,262	2,826	2,638
Total	8,108	6,374	5,941

The 2002 increase in staff levels primarily reflects acquisitions (1,641) and internal growth particularly in Central and Eastern Europe and Brazil. In the USA and the Netherlands reorganisations led to a reduction in employees.

25.2 Remuneration of the Board of Directors

in EUR millions	2002	2001	2000 pro forma unaudited
Board of Directors	0.8	1.6	NA

The remuneration of the Board of Directors includes all amounts paid directly or indirectly by the Provimi Group.

The Extraordinary Shareholders' Meeting of 30 June 2001 approved a stock option plan and 144,100 stock options were awarded to certain key employees during the Board Meeting of 10 September 2001. No options were exercised during the year. The plan was modified in 2002 with regards to exercise dates (see Note 13).

26 Segment information by geography

in EUR millions	USA	France	Other EU countries	Central and Eastern Europe	Rest of the world	Total
2002						
Net sales	217.3	153.5	533.2	656.5	182.2	1,742.7
Intra-Group sales	–	(9.5)	(75.5)	(122.1)	(1.5)	(208.6)
Third party net sales	217.3	144.0	457.7	534.4	180.7	1,534.1
Operating income	18.5	17.3	17.6	34.8	7.8	96.0
Operating income/net sales (%)	8.5	12.0	3.8	6.5	4.3	6.3
Property, plant and equipment	25.3	17.5	75.2	82.1	31.2	231.3
Capital expenditure	2.5	2.2	13.1	8.4	14.4	40.6
Goodwill	116.0	61.0	151.0	198.0	65.0	591.0
Staff level (persons)	572	710	1,326	3,876	1,624	8,108
2001						
Net sales	267.4	159.1	545.1	550.9	189.7	1,712.2
Intra-Group sales	(7.3)	(11.5)	(78.0)	(114.4)	(0.4)	(211.6)
Third party net sales	260.1	147.6	467.1	436.5	189.3	1,500.6
Operating income	20.6	16.4	9.2	38.1	11.1	95.4
Operating income/net sales (%)	7.9	11.1	2.0	8.7	5.9	6.4
Property, plant and equipment	30.3	20.1	74.6	55.2	26.9	207.1
Capital expenditure	1.7	3.5	17.4	7.7	6.9	37.2
Goodwill	115.6	60.8	151.4	197.9	65.4	591.1
Staff level (persons)	570	687	1,248	2,535	1,334	6,374
2000 pro forma unaudited						
Net sales						
Intra-Group sales			Not available in pro forma format			
Third party net sales	245.9	137.4	457.0	335.0	172.0	1,347.3
Operating income	17.8	11.2	24.3	24.5	9.8	87.6
Operating income/net sales (%)	7.2	8.2	5.3	7.3	5.7	6.5
Property, plant and equipment	33.5	18.8	71.2	47.8	21.0	192.3
Capital expenditure	1.7	4.5	14.4	4.2	5.7	30.5
Goodwill	115.5	60.8	151.3	197.8	65.4	590.8
Staff level (persons)	587	646	1,317	2,265	1,126	5,941

Corporate eliminations are included in the column "France".



Subsequent events

After the expiry of the standing offer on 9 January 2003, Provimlux Investment SA, Luxembourg holds 74.05% of the shares of Provimi SA and 74.46% of the voting rights.
In January 2003 Provimi acquired a further 15% of the shares in Rolimpex SA, Poland, bringing the shareholding to 42.19%.
In February 2003:
– Provimi SA, entered into a three-year interest rate swap for EUR 100.0 million, at a rate of 2.89%, and for USD 50.0 million at a rate of 2.54%. The company also purchased an interest rate cap at a strike rate of 4.50% on EUR 150.0 million, effective for three years.
– A supplier of one of the fish feed companies supplied a defective raw material. As a result of this, damages to an amount of EUR 0.9 million are expected. The Group will hold the supplier fully responsible for compensation of the costs incurred.
– Provimi purchased a factory in Craiova (Romania) which gives Provimi the opportunity to produce several types of products. This purchase improves Provimi's access to a Romanian region where it was not yet well established, since Vipromin is located in Salonta, in the north-west of Romania, while Craiova is in the south-west.



Provimlux Investments SA

A majority of the shares of Provimi SA are held by Provimlux Investments SA, Grand Duchy of Luxembourg, a company controlled by funds managed or advised by CVC Capital Partners, United Kingdom and PAI Management, France.

Auditors' report

on the consolidated financial statements

Year ended 31 December 2002

In accordance with our appointment as auditors by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Provimi for the year ended 31 December 2002.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with professional standards applicable in France.
Those standards require that we plan and perform our audit to obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatement.
An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position and the assets and liabilities of Provimi as at 31 December 2002 and the results of its operations for the year then ended in accordance with accounting principles generally accepted in France.

Without qualifying our opinion, we draw your attention to Note 1.17 of the consolidated financial statements in which the impact of a change in accounting policy concerning banking fees is set out.

We have also performed the procedures required by law on the financial information given in the report of the Board of Directors on the Group. We have no comment to make as to the fair presentation of this information nor its consistency with the consolidated financial statements.

Paris and Neuilly-sur-Seine, 26 March 2003
The Independent Auditors

GRAMET NAHUM & ASSOCIES
William NAHUM

DELOITTE TOUCHE TOHMATSU
Alan GLEN

Free translation of the French original for information purposes.



Parent company management report and statutory accounts 2002

Provimi SA management report 2002

Company activity

Provimi SA is the top holding company of Provimi Group. It is not engaged in any Industrial activity and has no employees.

Capital stock and shareholders

Capital structure

On 29 November, Edison SpA concluded a share purchase agreement with funds managed or advised by CVC Capital Partners and PAI Management to sell all the shares Edison held in Provimi SA (53.66%). As from that date, Provimlux SA, Luxembourg, a company jointly owned by funds managed or advised by CVC Capital Partners and PAI Management, holds 53.66% of the shares in Provimi SA. After this acquisition, a standing offer, as required by French law, was put in the market from 20 December 2002 to 8 January 2003 inclusive. With effect from 8 January 2003, subsequent to the completion of the standing market offer, Provimlux Investments SA holds 74.05% of the shares and 74.45% of the voting rights in Provimi SA.
Apart from Provimlux Investments SA, only Caisse des Dépôts et Consignations have informed the company, in accordance with article 11 of the statutes, that they hold, directly or indirectly, shares amounting to 2% or more of the company's capital stock or voting rights.
A breakdown of the company's shareholders is shown on pages 8 and 9.
Of the EUR 580 million of Senior Facility Agreement mentioned in the Group management report on pages 44 to 45, EUR 193.9 million has been drawn down by Provimi SA The majority of this amount has been onlent to other Group companies.

Identifiable bearer shares

The company may, at any time, as provided for by the law and by its own bylaws, request the following of the securities clearing organisation:
- the names or company names, addresses and nationalities of stockholders,
- the number of shares held by each of them,
- if applicable, any restrictions that may be applied to these shares.

An analysis of the identities of holders of bearer shares was conducted, at the request of the company, on 28 February 2003.

Financial statements

Provimi's revenues for the financial year 2002 amounted to EUR 2.5 million. This is made up of logo and management fees from affiliates.
In addition, volume discounts relating to Group-wide contracts for the supply of raw materials have been recorded in "Other income" in 2002.
Operating income amounted to EUR 0.4 million. Net financial income was EUR 0.3 million leading to pre-tax income of EUR 0.7 million.
Exceptional income of EUR 2.0 million represented a reversal of a bad provision for a debt arising from the demerger of Eridania Beghin-Say in 2001. Net taxable income therefore amounted to EUR 2.7 million.

Corporate Governance

Information relating to Corporate Governance and directors remuneration can be found in the section entitled "Composition of the administrative, management and Supervisory Bodies".

Stock purchase options (extract from the special report of the board of directors)

Pursuant to the authorisation received at the Extraordinary Annual Meeting of shareholders held on 30 June 2001, the Board of Directors granted, at its meeting of 10 September 2001, options to 73 managers and employees of companies affiliated with the Group to subscribe for 144,100 shares of Provimi SA stock, at the price of EUR 17.15 per share.
No option was exercised by the beneficiaries who are officers of Provimi SA or employees of the Group during the 2002 financial year.

Meeting date	30.06.2001
Board of Directors' meeting date	10.09.2001
Number of options originally granted	144,100
Number of unexercised options remaining at 31.12.2002	144,100
Of which number of shares that could be acquired by company officers (W. Troost)	50,000
Number of beneficiaries	73
Number of company officers concerned	1
Number of employees concerned	72
Number of options granted to the ten highest-paid employees	41,000
Date options may first be exercised	29.11.2002
Date options expire	10.09.2011
Purchase price	EUR 17.15

In addition to the ten highest-paid beneficiaries, there are a further five beneficiaries who have been granted options over an identical number of shares.

Disclosure of employee incentive plans

Employee incentive and stock ownership agreements

Stock ownership agreements

In accordance with effective legislation, the Group's companies located in France with over 50 employees and profitable should contribute to an employee profit-sharing reserve. Celtic signed a profit-sharing agreement on 26 January 1987; Néolait on 7 March 1991 and Centralys on 22 March 1996. The amounts paid into the special employee profit-sharing reserve are invested in several company mutual funds managed by the banks.

The total amount paid in by all of these companies taken together was FRF 6,749,367 in 1999, FRF 5,288,900 in 2000, EUR 647,136 in 2001 and EUR 1,016,442 in 2002.

Employee incentive agreements

Néolait signed an employee incentive agreement on 29 June 2001. EUR 375,980 were paid in during 2001. Celtic also signed an employee incentive agreement on 28 June 2002.

Mergers and acquisitions

There were no acquisitions made directly by Provimi SA. Acquisitions made by companies controlled by Provimi SA are detailed in note 2 to the Consolidated financial statement.

Research and Development

As the company does not have any industrial activity, Research and Development is carried out by other Group companies as is explained on page 112 and 113.

Social and environmental report

A report is included on pages 28 to 42.

Subsequent events

These are included in the Group management report on page 45 and in Note 27 to the consolidated accounts.

Financial results of the company over the last three years

This report is in agreement with article 14.8 of the 23 March 1967 decree. The table shows the results of the company for the last three years during which it was under Provimi's control.

in EUR millions	2002	2001	2000
Capital at year-end			
Share capital	26.1	26.1	0.4
Number of ordinary shares	26,094,369	26,094,369	443,800
Operational results			
Sales excl. tax	2.5	6.8	0.0
Profit before tax, employee participation and additions to amortisation and provisions	0.7	330.1	0.0
Tax on profit	0.0	0.0	0.0
Additions to amortisation and provisions	2.0	2.3	0.0
Result after tax, employee participation and additions to amortisation and provisions	2.7	332.4	0.0
Result per share (EUR)	**0.10**	**12.74**	**0.00**
Employees	**Nil**	**Nil**	**Nil**

Balance sheet

at 31 December 2002

Assets

in EUR millions	31.12.2002	31.12.2001	31.12.2000
Financial assets			
Equity investments (note 3)	917.7	917.7	0
Loans to affiliates (note 3)	122.0	346.8	0
Deposits (note 3)	0	1.0	0
Total	**1,039.7**	**1,265.5**	**0**
Receivables (note 4)			
Trade receivables and related accounts	8.2	12.3	0
Receivables from suppliers	0.3	0	
Corporate income tax	0	2.0	
VAT receivable	0.3	1.0	
Other receivables	3.1	2.1	
Cash and cash equivalents	**24.8**	**1.6**	**0.6**
Current assets	**36.7**	**19.0**	**0.6**
Deferred exchange losses (note 5)	**0.2**	**5.9**	**0**
Total assets	**1,076.6**	**1,290.4**	**0.6**

Liabilities

in EUR millions	31.12.2002	31.12.2001	31.12.2000
Shareholders' equity			
Capital stock (note 6)	26.1	26.1	0.4
Share premium	459.5	459.5	0
Legal reserves	2.6	0.2	0.3
Retained earnings	324.7	(0.1)	(0.1)
Income for the year	2.7	332.4	0
Shareholders' equity (note 7)	**815.6**	**818.1**	**0.6**
Provisions for risks and charges (note 8)	2.7	8.4	0
Provisions for risks and charges	**2.7**	**8.4**	**0**
Debt			
Long term bank loans	193.5	370.0	0
Short term loans and accrued interests	0.4	1.5	0
Borrowings from affiliates:			
Affiliated companies (long term)	9.9	10.6	0
Affiliated companies (short term)	30.9	66.7	0
Supplier payables and related accounts	2.7	2.5	0
Accrued payables	4.7	12.6	0
Total debt	**242.1**	**463.9**	**0**
Deferred income (note 12)	**16.0**	**0**	**0**
Deferred exchange gains (note 5)	**0.2**	**0**	**0**
Total liabilities and shareholders' equity	**1,076.6**	**1,290.4**	**0.6**

Income statement

for the year ending 31 December 2002

in EUR millions	2002	2001	2000
Revenues (note 11)	2.5	6.8	0
Other income (note 12)	4.1	5.4	0
Total	6.6	12.2	0
Operating expenses			
External expenses	2.9	3.1	0
Taxes and VAT	0.1	(0.1)	0
Personnel expenses	0	2.5	0
Other expenses	3.2	0.1	0
Total operating expenses	6.2	5.6	0
Operating income, net	0.4	6.6	0
Financial income	0.3	323.5	0
Pre-tax income	0.7	330.1	0
Exceptional income (note 13)	2.2	12.7	0
Exceptional expenses (note 13)	0.2	10.4	0
Exceptional items, net	2.0	2.3	0
Tax on earnings (note 14)	0	0	0
Net income for the year	2.7	332.4	0

Notes to the accounts



Significant events for the year

On 29 November Edison SpA concluded a share purchase agreement with funds advised or managed by CVC Capital Partners, United Kingdom and PAI Management, France to sell all the shares Edison held in Provimi SA (53.66%). As from that date Provimlux Investment SA, Luxembourg, a company controlled by funds advised or managed by CVC Capital Partners and PAI Management, holds 53.66% of the shares in Provimi SA. After this acquisition, a standing offer, as required by French law, was put in the market from 20 December 2002 to 8 January 2003 inclusive. After the expiry date, Provimlux Investment SA holds 74.05% of the shares in Provimi SA.
The Provimi group concluded a Senior Facilities Agreement (SFA) for EUR 580 million with CIBC World Markets as lead underwriter. This new financing structure represents a refinancing of the existing syndicated facility which had to be repaid due to the sale by Edison of its majority participation in Provimi, triggering a change of control clause. Key elements of the SFA are:

Facility	Pricing Euribor	Amount in euro	Maturity, in years
Term Loan A	+2.25%	207,500,000	7 (in Tranches)
Term Loan B	+2.75%	127,500,000	8
Term Loan C	+3.25%	135,000,000	9
Revolving Credit Facility	+2.25%	110,000,000	7

As at 31 December 2002, Provimi SA had drawn down EUR 193.9 million under this facility.



Accounting rules and principles

2.1 Closing date

The financial statements were prepared on the closing date of 31 December 2002.

2.2 General principles applied

General accounting principles were applied, using a conservative approach, in accordance with the following basic assumptions:
- continuity of operations,
- permanence of accounting methods from one year to the next,
- independence of fiscal year and, in accordance with the accounting principles, standards and methods defined by the 1999 general accounting plan in accordance with regulation CRC 99-03.

The historic cost method was used to value the elements recorded in the accounts.

2.3 Financial long-term assets

Investment securities and other long-term securities are recorded at acquisition cost. Acquisition costs that do not represent a market value are excluded and are recorded as expenses.
Investment securities and long-term securities are valued based on the cost of acquisition, ie the values at which they were contributed.
Loans made to subsidiaries are recorded as receivables from equity investments.

2.4 Trade receivables

Receivables are recorded at their face value.

2.5 Financial instruments

The company makes currency loans in order to refinance its subsidiaries. These transactions are financed through currency borrowings, or through swaps. As a result, the currency risk carried by the company is close to zero.

Management policy

Currency risks are monitored by Corporate treasury.

2.6 Conversion of debt and receivables into foreign currencies

Debts and receivables are converted into currencies as follows:

- conversion of all debt and receivables denominated in currencies at the rates in effect on 31 December,
- variances from the original values are recorded in the asset or liability adjustment accounts (translation adjustment),
- a provision for currency risk is funded for underlying losses taking into account the prior compensation of underlying losses and gains on short-term transactions.

3 Fixed Assets

in EUR millions	31.12.2000	31.12.2001	Increases	Decreases	31.12.2002
Financial assets					
Equity investments	0	917.7	–	–	917.7
Loans to affiliates	0	346.8	–	(224.8)	122.0
Deposits	0	1.0	–	(1.0)	–
Total	0	1,265.5	–	(225.8)	1,039.7

in EUR millions Subsidiary	Capital	100% of reserves and retained earnings before 2002 results	Share of capital held %	Book value of securities held Gross	Book value of securities held Net	Loans and advances given by the company and not paid back	Amount of guarantees given by the company	Sales excl. tax in 2002	Net result of 2002	Dividends received by the company in 2002	Closing date
Neolait SAS	30.2	28.8	100	65.6	65.6	–	–	56.7	2.0	3.6	31.12.2002
Provimi Holding BV	323.8	323.8	100	850.5	850.5	–	–	18.1	7.4	–	31.12.2002
Other			25	1.6	1.6	–	–	–	–	–	–
Total				917.7	917.7	–	–				

Neolait SAS is an operating company and the subholding company for Provimi SA's French operations. In the year-ended 31 December 2002, Provimi generated sales in France of EUR 144 million and operating income of EUR 17 million.

Provimi Holding BV holds all of Provimi's majority held investments other than those in France. During the year, Provimi Group companies owned directly or indirectly by Provimi Holdings, generated revenues of approximately EUR 1,390 million and operating income of EUR 79 million.

"Other" includes the Company's investments in Cereplus and in Eribins, in each of which it has a 25% shareholding.

The Company has reviewed the valuation of its equity investments and does not consider there to be any issues regarding the carrying value.

4 Maturities for current assets

in EUR millions	Gross	Less than one year	More than one year
Trade receivables	8.2	8.2	–
Other receivables	3.7	3.7	–
Total	11.9	11.9	–



Deferred exchange losses/gains

This item consists only of the positive currency translation differential resulting from underlying losses on loans to subsidiaries, borrowings and current swap transactions of EUR 0.2 million. A provision for an underlying currency loss was funded in an identical amount.

6 Structure of the company's capital

in EUR millions	Number of shares	Nominal value, in euros	Total
At 01.01.2001	**29,110**	**15.24**	**0.5**
After capital increase and reduction in par value	465,760	1.00	0.5
Capital increase			
(share issue in consideration for contribution)	25,628,609	1.00	25.6
At 31.12.2001	**26,094,369**	**1.00**	**26.1**
At 31.12.2002	**26,094,369**	**1.00**	**26.1**

On 30 March 2001, the Extraordinary Shareholders' Meeting approved the conversion of the capital stock into euros, a capital increase by capitalising reserves related to rounding off the par value to EUR 16, and the 16 for 1 split in the stock. As of this date, the capital stock consists of 465,760 shares with a par value of EUR 1.00.

On 30 June 2001, Provimi SA received, effectively retroactive to 1 January 2001, the entire Animal Nutrition branch of Eridania Béghin-Say. In consideration for this contribution, its capital stock was increased by EUR 25,628,609 through the issue of 25,628,609 shares with a par value of EUR 1.00.

Therefore, as of this date, the capital stock is composed of 26,094,369 shares with a par value of EUR 1.00.

The market valuation of the 144,100 treasury shares held by the company (valued at the last known trading price, which was EUR 13.25 at 31 December 2002), is EUR 1.9 million.

7 Change in shareholders' equity

in EUR millions	2000	2001	Increase	Decrease	2002
Capital stock	0.4	26.1	–	–	26.1
Legal reserve	0.3	0.2	2.4	–	2.6
Contribution premium	–	459.5	–	–	459.5
Retained earnings	(0.1)	(0.1)	330.0	(5.2)	324.7
Income for the period	–	332.4	2.7	(332.4)	2.7
Shareholders' equity at 31 December	0.6	818.1	335.1	(337.6)	815.6

8 Statement of provisions

in EUR millions	31.12.2000	31.12.2001	Allocations for the financial year	Write-backs for the financial year	31.12.2002
Provisions for risks and contingencies	–	8.4	(5.9)	0.2	2.7
Provisions for depreciation of trade and other receivables	–	2.2	(2.2)	–	–
Total	0	10.6	(8.1)	0.2	2.7

The provisions for risks and contingencies primarily record a provision for tax risk.

9 Debt

9.1 Debt at year-end

in EUR millions	2002	2001	2000
Credit institutions			
BNP[1]	–	371.5	–
CIBC[2]	193.9	–	–
Affiliated companies[3]	40.8	86.6	–
Total	234.7	458.1	–

9.2 Debt maturities at year end

in EUR millions	Total	Less than one year	1 to 5 years	More than 5 years
Financial debt:	**203.7**	**8.6**	**20.3**	**174.8**
Credit institutions	193.9	8.0	20.3	165.6
Affiliated companies (LT)(3)	9.8	0.6	–	9.2
Affiliated companies (ST)	–	–	–	–
Operating debt:	**31.0**	**31.0**	–	–
Affiliated companies	31.0	31.0	–	–

The debt contracted by the company is as follows:

(1) The syndicated facility with BNP was repaid on 29 November 2002 as a result of a change of control clause triggered by the sale of Provimi SA to Provimlux Investment SA.

(2) A Senior Facility Agreement of EUR 580 million, and remunerated at Euribor +2.25% for the A-loan of EUR 207.5 million, Euribor +2.75% for the B-loan of EUR 127.5 million, Euribor +3.25% for the C-loan of EUR 135 million and Euribir +2.25% for the revolving credit of EUR 110 million. At 31 December 2002, the issue totalled EUR 193.9 million of which EUR 40.0 million from the A-loan, EUR 87.9 million from the B-loan, EUR 60.0 million from the C-loan and EUR 6.0 million from the Revolving credit.

(3) Loan from Provimi Ltd, United Kingdom for the amount of GBP 6 million, which was EUR 9.2 million as of 31 December 2002, remunerated at the rate of 4.7475% and loans from NV Protector SA, Belgium, and Provimi Holding BV, the Netherlands.



10 Details of accounts related to affiliated companies

Balance sheet

in EUR millions			
Assets		**Liabilities**	
Financial long-term assets	1,039.7	Financial debt	40.7
Operating receivables	8.2	Operating debt	1.8
Cash & other receivables	2.8	Other debt	4.7
Total	**1,050.7**	**Total**	**47.2**

Profit and loss account

in EUR millions			
Expenses		**Income**	
Operating expenses	0.9	Operating income	2.5
Financial expenses	2.2	Financial income	18.2
Total	**3.1**	**Total**	**20.7**

11 Breakdown of sales revenues

Revenues for Provimi SA consists of invoices for services rendered to its subsidiaries and use of the logo.

in EUR millions	2002	2001	2000
Management fees	0.4	4.0	na
Logo fees	1.7	2.7	na
Other	0.4	0.1	na
Total	2.5	6.8	0

12 Other income

During the year, Provimi SA, as head of the Provimi Group, entered into a supply agreement with a supplier of raw materials for which the Group is entitled to quantity discounts. The discounts totalling EUR 20 million were paid to Provimi SA in advance and are being deferred over the period 2002–2006, to which they relate. Related income of EUR 4 million is included in the profit and loss account in other income.

13 Exceptional income and expenses

in EUR millions	2002			2001	2000
	Income	Expenses	Result	Result	Result
On disposal of securities		–	–	12.7	–
Other exceptional expenses	–	0.2	(0.2)	(0.5)	–
Charges related to the demerger	–	–	–	(7.7)	–
Reversal bad debt provision Cereol	2.2	–	2.2	(2.2)	–
Total extraordinary income	2.2	0.2	2.0	2.3	–

14 Taxes

The tax deficit is EUR 10.7 million, which can be carried forward until 31 December 2006. The company has not recorded deferred taxes.



15 Other information

15.1 Off-Balance sheet commitments

The company has concluded foreign exchange contracts covering loans with Group companies, notably Provimi Australia, Australia, AUD 9.9 million, Dana Feed, Denmark, DKK 88.0 million and Protector, Switzerland, CHF 1.2 million. These contracts represent an equivalent forward value of EUR 18.2 million and, based on market value, an unrealised gain of EUR 0.2 million. The company is jointly and severally liable with other Group companies for the repayment of borrowings under the SFA. At 31 December 2002 a total amount of EUR 493.1 million was drawn under this facility by the Group.

The company has issued a letter of credit of EUR 25.5 million for a Chilean subsidiary and a letter of comfort for EUR 12.9 million for a Russian subsidiary.

15.2 Interest rate swap

In February 2003 Provimi SA, France entered into a three year interest rate swap for EUR 100.0 million at a rate of 2.89% and for USD 50.0 million at a rate of 2.54%. The company also purchased an interest rate cap at a strike rate of 4.50% on EUR 150.0 million effective for three years.

15.3 Directors' fees paid to directors of Provimi SA

Director's fees in the amount of EUR 0.2 million were paid to these persons for their duties in 2002 (2001: EUR 0.1 million).

15.4 Management compensation

Executive officers received compensation from the Provimi Group totaling EUR 0.6 million for fiscal year 2002 (2001: EUR 1.6 million).

15.5 Standing offer

After the expiry of the standing offer, that was effective from 20 December 2002, to 9 January 2003, Provimlux Investment SA, Grand Duchy of Luxembourg, holds 74.05% of the shares of Provimi SA and 74.46% of the voting rights.

15.6 Provimlux Investments SA

The majority of the shares in Provimi SA are held by Provimlux Investment SA, a company controlled by funds advised or managed by CVC Capital Partners and PAI Management. Provimlux Investments SA is based in the Grand Duchy of Luxembourg (see Note 15.5).

Auditors' report
on the financial statements

In accordance with our appointment as auditors by your Annual General Meeting, we hereby report to you for the year ended 31 December 2002 on:
- the audit of the accompanying financial statements of PROVIMI SA,
- the specific procedures and disclosures required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I – Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform our audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position and the assets and liabilities of the Company as at 31 December 2002, and the results of its operations for the year then ended in accordance with French accounting regulations.

II – Specific procedures and disclosures

We have also performed other procedures as required by law in accordance with professional standards applicable in France.
We have no comment to make as to the fair presentation and consistency with the financial statements of the information given in the report of the Board of Directors and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

Pursuant to the law, we have verified that the report of the Board of Directors contains the appropriate disclosures as to the acquisition of participating, cross shareholdings and controlling interests and to the percentage interests and votes held by shareholders.

Paris and Neuilly-sur-Seine, 26 March 2003
The Independent Auditors

GRAMET NAHUM & ASSOCIES
William NAHUM

DELOITTE TOUCHE TOHMATSU
Alan GLEN

Free translation of French original for information purposes.

Auditors' special report

on agreements involving directors of the company

Year-end 31 December 2002

In accordance with our appointment as auditors of your Company, we report on agreements involving directors of the Company for the year ended 31 December 2002.

Pursuant to article L.225-40 of the Commercial Code, we have been informed of the agreements which have been subjected to prior authorisation by the Board of Directors.

The terms of our engagement do not require us to identify any other such agreements but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their utility or appropriateness. It is your responsibility, pursuant to article 92 of the decree of 23 March 1967, to assess the utility of these agreements for the purpose of approving them.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we agree the information provided to us with relevant source documentation.



Agreements concluded in the year and subject to prior authorisation

Agreement related to credit facilities accorded by CIBC World Markets plc.

Director concerned: Wim Troost as director of Provimi SA and certain Provimi group companies.

As a result of the change in control of Provimi SA on 29 November 2002 and the early reimbursement of funds made available by BNP Paribas to Provimi SA and certain group companies, Provimi SA negotiated refinancing and concluded a credit facilities agreement with CIBC World Markets plc, the so called Senior Facility Agreement.
The amount of the facility is EUR 580 million.
The companies involved are Provimi SA as the "Company" defined in the contract, "closing borrower" and "closing guarantor" for the purposes of the "accession notice" and certain group companies concerned by the "Inter-creditor agreement".

Agreement signed on 9 August 2002, and amended on 21 November 2002.

Authorised by the Board of Directors on 29 November 2002.

The agreements concluded in prior years and continued are as follows

1. Tax representation – contract of guarantee

Director concerned: Guido Angiolini

Parties concerned were Provimi SA and Edison SpA. Edison was the majority shareholder of Provimi SA until 29 November 2002.

The purpose of the agreement was for Provimi SA to be a tax representative of Edison in France.

Agreement signed on 6 February 2002 with retroactive effort from 24 July 2001.

Authorised by the Board of Directors on 6 February 2002.
Edison released Provimi from this commitment on 31 March 2002.

2. Agreement related to the financial debt of Eridania Béghin-Say

Directors concerned: Enrico Bondi, Angelo Triulzi, Guido Angiolini, Mario Lombardi.

The parties concerned were Provimi SA, Cereol SA, Cerestar SA and Béghin-Say SA.
The purpose of the agreement, concluded in accordance with article 6.1.1 of the Demerger Agreement relates to the way in which the financial debt contracted by Eridania Béghin-Say SA between 1 January 2001 and 30 June 2001 be shared and reimbursed by the companies arising from the demerger.
Agreement signed on 28 June 2001.
Authorised by the Board of Directors on 2 July 2001.
Since 29 November 2002, Provimi SA has no directors in common with any of the other companies concerned.

3. Syndicated Revolving Facility

Director concerned: Wim Troost

The parties concerned were Provimi SA and Celtic Investissements, Laboratoires Néolait, Provimi Holding BV and Nutral SA as well as a banking consortium led by BNP Paribas.
The purpose of the agreement was a banking facility for a maximum amount of EUR 550,000,000 accompanied by joint and several guarantees to repay by the companies concerned.
Agreement signed on 27 June 2001.
Authorised by the Board of Directors on 25 June 2001.
The change in control of Provimi on 29 November 2002 resulted in the termination of this agreement.

Paris and Neuilly-sur-Seine, 26 March 2003
The Independent Auditors

GRAMET NAHUM & ASSOCIÉS
William NAHUM

DELOITTE TOUCHE TOHMATSU
Alan GLEN

Free translation of the French original for information purposes





Information concerning the company

General information concerning the company


BEST AVAILABLE COPY

Information on the financial instruments issued.

Not applicable.

Corporate name and registered office

The Company's corporate name is Provimi.
The registered office is located at 9-11, avenue Arago – 78190 Trappes, France.

Legal form and applicable legislation

A French public limited company (société anonyme) with a Board of Directors, governed by articles L. 210-1 FF of the French Code of Commerce and decree 67-236 of 23 March 1967 concerning commercial companies.

Applicable legislation

Provimi is a company incorporated under French law.

Date of constitution and duration

The Company was constituted on 4 October 1965 for a definite period, in the absence of early dissolution or extension, of 99 years, starting with the date of its registration in the Trade and Companies Register, meaning until 3 October 2064.

Business purpose (article 3 of the memorandum and articles of association)

Provimi has the following purpose, whether directly or indirectly, in France and abroad:
- ownership and management of a portfolio of securities, acquisitions and disposal of holdings in any commercial, industrial, civil, agricultural or financial companies, mainly in companies having as their activity, directly or indirectly, the purchase, manufacture, processing, packaging and marketing of any products connected with animal feeds and/or animal products as well as any veterinary products, or more generally whose activity relates, directly or indirectly, to agriculture and/or to stock farming or to animal feeds and/or human food,
- design, research, development and industrial application in connection with any processes and techniques, as well as any industries or type of exploitation relating thereto, or which may be added thereto subsequently, or be attached thereto; and the taking, acquisition, exploitation or disposal of any processes and any intellectual property rights,
- the supply of services for any subsidiaries or affiliates,
- and more generally any industrial, commercial, financial, agricultural, civil or property transaction that may relate, directly or indirectly to the business purpose or which could promote extension or development thereof, all this being done in any form whatsoever.

Trade and Companies Register

Provimi is registered in the Versailles Trade and Companies Register under number 652 045 907.

Consulting legal documents pertaining to the Company

The memorandum and articles of association, minutes of the General Shareholders' Meetings and other company documents may be consulted at the Company's registered office.

Financial year (article 30 of the memorandum and articles of association)

The financial year begins on 1 January and ends on 31 December of each year.

Distribution of profit (article 31 of the memorandum and articles of association)

The net profits for the financial year, after deduction of overhead and other Company charges, including any amortisation and provisions, constitute the financial year profits.
From the financial year's profit, reduced by prior year losses if any, one makes a mandatory deduction of five percent assigned to a legal reserve fund known as the "Legal Reserve". The said deduction ceases to be mandatory when the reserve reaches a level of one-tenth of the share capital.
The balance of the financial year profit, after the deduction mentioned in the foregoing paragraph, increased by the amount of retained earnings, constitutes the distributable profit that is freely available to an Ordinary Shareholders' Meeting, which it may decide to either carry forward or enter in the reserves, or distribute in totality or in part to the shareholders and to the owners of investments certificates.
The Shareholders' Meeting may also decide to pay amounts deducted from the retained earnings or from the reserves available to it to the shareholders and to the owners of investments certificates. In this case, the decision is to explicitly indicate the reserve headings from which the deductions are made. However, dividends are preferentially to be paid from the financial year profits.
Finally, the profits allocated by the shareholders' meeting to the constitution of reserves are entered in extraordinary reserve funds on the basis of a proposal by the Board of Directors. The said reserve funds may be used in any way decided on by the shareholders, on the basis of a proposal by the Board of Directors, and particularly with a view to redemption or reduction of the capital by way of reimbursement or repurchase of the Company's shares and investment certificates.
The Shareholders' Meeting may grant an option to each shareholder with respect to all or part of the dividend or of the interim dividends paid, between payment of the dividend or of the interim dividends in cash or in Company shares, under the legislative and regulatory conditions in force.

Shareholders' meetings (articles 25, 26 of the memorandum and articles of association)

The meetings of shareholders and of voting right certificate holders are convened and held under the conditions stipulated by law.
The meetings are held either at the registered office or elsewhere as specified in the meeting notice.
The owners of investment certificates may be called to meet in special meetings in the cases stipulated under effective law, or in other cases as the Board of Directors deems appropriate. Subject to exclusions that may result from the law or the articles of association, any shareholder or holder of voting right certificates is entitled to attend the meetings simply by proving his identity.
Any shareholder or holder of voting right certificates is entitled to vote by post or by proxy under the conditions laid down in the law and decrees in effect.

Under the legal and regulatory terms, the shareholders may send their proxy form and absentee ballot for any General Shareholders' Meeting either in paper form or by electronic mail or any other means allowed by the effective law and regulations.
The holders of shares or voting certificates that have been registered for at least five days prior to a meeting may attend said meeting or vote by post, by proxy or by teletransmission without previous formality as allowed by the effective law and regulations.
The holders of bearer shares may attend the meeting by mail, by proxy or by teletransmission, or in any other way authorised under the legal and regulatory provisions in force, as long as their shares have entered in an account by an authorised broker pursuant to law and the certificate of unavailability delivered by the said broker has been filed at least five days before the meeting either at the registered office or with one of the banks or financial institutions appointed or certified for this purpose by the Board of Directors and specified in the meeting notice.
The Board of Directors is empowered to shorten, as a general measure, the deadlines stipulated in the above two paragraphs.
In case of a voting by mail, by proxy or by teletransmission or any other means allowed by the legal and regulatory provisions in force, the unavailability of the shares must be certified by the authorised broker pursuant to the applicable legal and regulatory provisions.



Voting rights (article 28 of the memorandum and articles of association)

At all meetings, and subject to restrictions resulting from laws and decrees in effect, each member has as many votes as he possesses or represents shares or voting rights, without limitation.
When the shares are encumbered by usufruct, the voting rights attached to the said shares belong to the usufructuaries at Ordinary Shareholders' Meetings and at Extraordinary Shareholders' Meetings.
In calculation of the quorum and of the majority, shareholders are regarded as present when they take part in the meeting by means of video conference or by any other telecommunication means making it possible to identify them and the nature and application conditions of which are determined under the applicable legal and regulatory provisions.



Declaration of threshold exceeding (article 11 of the memorandum and articles of association)

In addition to applicable legislation and regulations, any individual or legal entity, acting alone or in concert, who/which ends up holding, directly or indirectly, a fraction representing at least 2% of the Company's share capital or voting rights, must declare to the Company, by registered letter with acknowledgement of receipt, the number of shares held and/or investment certificates and voting rights held within the time period stipulated by law.
This reporting must also be made within the same deadlines when the equity stake or percentage of voting rights falls below the aforementioned thresholds.



Identifiable bearer shares (article 12 of the memorandum and articles of association)

The Company may, under the legal and regulatory provisions in force, request from its securities clearing institution:
– the name or corporate name, address, year of birth or founding year and nationality of the holders of securities which confer voting rights at the Shareholders' Meetings either immediately or in the long-term,
– the number of shares held by each of them,
– the restrictions which may apply to the securities, if applicable.

Composition of the administrative, management and supervisory bodies

Composition and functioning of the corporate bodies

Members of the corporate bodies

Board of Directors.

Composition of the Board of Directors at 25 March 2003

Chairman and Chief Executive Officer
Mr. Wim Troost
Date of 1st appointment: 11 June 2001
Age: 61
Number of shares held: 100

Chairman and Chief Executive Officer:
- Provimi Holding (The Netherlands)
- Dana Feed (Denmark)
- Protector (Belgium)
- Nutral (Spain)
- Proaqua Nutricion (Spain)
- Protector (Switzerland)
- Provimi Australia (Australia)
- Provimi Italia (Italy)

Director:
- Main Provimi Group subsidiaries

Director
Mr. Hugo van Berckel
Date of 1st appointment: 29 November 2002
Age: 42
Number of shares held: 1

Director:
- Meneba Beheer (The Netherlands)
- Armacell International (The Netherlands)
- Cementbouw Handel & Industrie Holding (The Netherlands)

Director
Mr. Bertrand Finet
Date of 1st appointment: 29 November 2002
Age: 37
Number of shares held: 1

President of the Supervisory Board:
- Financière XBW (France)
- Oxbow (France)

Director:
- BSN Glasspack (France)
- CVC Capital Partners (France)

Director
Mr. Bertrand Meunier
Date of 1st appointment: 29 November 2002
Age: 47
Number of shares held: 1

Chief Executive Officer:
- Financière Panzani (France)

Director:
- Evialis (France)
- Financière Stoeffler (France)
- NHG (France)
- Novelis (France)
- Panzani (France)
- Sagal (France)
- Sodima (France)
- Stoeffler (France)
- United Biscuits (UK)
- Yoplait (France)
- Yoplait France (France)
- Yoplait Marques International (France)

Permanent representative of Paribas Participation on the Board of:
- Keolis (France)

Director
Mr. Florian Ollivier
Date of 1st appointment: 29 November 2002
Age: 48
Number of shares held: 1

Director:
- Anciens Etablissements Somborn – Lang-Ferry & Compagnie (France)
- Beeck-Homann Feinkost Verwaltungs (Germany)
- Ferrilan (France)
- Financière Stoeffler (France)
- STEF-TFE (France)
- Stoeffler (France)

Permanent representative of NHG on the Board of:
- Doux (France)

Permanent representative of BNP Paribas Participations on the Board of:
- Evialis (France)

Director
Mr. Patrick Ricard
Date of 1st appointment: 30 June 2001
Age: 57
Number of shares held: 1

Chairman of the Board of Directors:
- Pernod Ricard (France)
- Comrie (Ireland)

Director:
- Société Générale (France)
- Société Paul Ricard (France)
- Altadis (Spain)

Director, permanent representative or member of the Management Board:
- Main subsidiaries of the Pernod Ricard Group

The Board composition before the change in majority shareholder that took place on 29 November 2002 was the following: Mr. Wim Troost, Hugo van Berckel, Bertrand Finet, Bertrand Meunier, Florian Ollivier, Patrick Ricard, Guido Angiolini, Marco Fortis, Alain Labergère, Mario Lombardi, Angello Maria Triulzi.
Mr. Guido Angiolini, Marco Fortis, Mario Lombardi, Angello Maria Triulzi resigned during the meeting of the Board of Directors of 29 November 2002, except for Mr. Labergère who had already resigned on 13 March 2002.

Members of the board of directors who resigned in 2002

Director
Mr. Guido Angiolini

Date of 1st appointment: 10 September 2001
Resignation date from Provimi SA: 29 November 2002
Age: 70

Managing Director:
- Edison (Italy)

Director:
- Béghin-Say (France)
- Cereol (France)
- Tecnimont (Italy)
- Falck (Italy)
- Italenergia (Italy)

Director
Mr. Marco Fortis

Date of 1st appointment: 30 June 2001
Resignation date from Provimi SA: 29 November 2002
Age: 46

Director of Economic Studies:
- Edison (Italy)

Director:
- Antibioticos (Italy)
- Edison Gas (Italy)
- Ausimont (Italy)

Director
Mr. Alain Labergère

Date of 1st appointment: 30 June 2001
Resignation date from Provimi SA: 13 March 2002
Age: 68

N/A

Director
Mr. Mario Lombardi

Date of 1st appointment: 6 February 2002
Resignation date from Provimi SA: 29 November 2002
Age: 43

Vice President, in charge of "Mergers, acquisitions and divestments":
- Edison Spa (Italy)

Director:
- Béghin-Say (France)
- Cereol (France)

Director
Mr. Angello Maria Triulzi

Date of 1st appointment: 2 March 2001
Resignation date from Provimi SA: 29 November 2002
Age: 57

Director of Internal Control Systems:
- Edison Spa (Italy)

Head of Administrative and Financial Management:
- Montedison (Italy)

Director, President of the Audit Committee and Member of the Strategic Committee:
- Cerestar (France)

Director, President of the Audit Committee and Member of the Selection and Remuneration Committee:
- Béghin-Say (France)
- Cereol (France)

Director:
- Intermarine (Italy)
- FIPDAM (Italy)
- FIPREM (Italy)
- Tecnimont (Italy)

Board of Directors

The Board of Directors is composed of a minimum of five and a maximum of 15 members despite the exceptions provided for by the law. The term of the directors' mandates is three years. The Board of Directors meets as often as the interests of the company require. It met six times during the financial year 2002. Each director is obliged to hold at least one share in the company. The method of allocation of directors fees is the following: EUR 24,000 for the Chairman (as chairman and member of the Board) and EUR 12,000 per director, allocated on a time basis, based on the date of joining the Board: EUR 3,000 for the Chairman (as chairman and member of the Board) and EUR 1,500 per director and per meeting of the Board of Directors at which they were present.

Specialised committees of the Board of Directors

The specialised committees are advisory bodies, they have no decision-making powers of their own. They report on their activities to the Board of Directors and make recommendations on matters falling within their areas of authority. The Board of Directors meeting of July 2, 2001, decided to form three committees.

The Strategic Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the board, and it meets at least once a year. Its functions and responsibilities are:

- To examine corporate strategy(ies) that might be implemented by management, notably in terms of acquisitions or discontinuance of business activities;
- To review the annual budget, the medium-term plan (for a moving four-year period) and the technical investment budget;
- To consult any person in the group who may be qualified in matters of interest to corporate strategy.

The Selection and Remuneration Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the board and it meets at least once a year. Its functions and responsibilities are to examine the membership of the Board of Directors in order to ensure a balanced and progressive composition and to suggest candidates for the positions of company officers.

Concerning remuneration, it makes proposals to the Board concerning the amounts and changes in compensation and stock options granted to company officers, to directors having executive responsibilities and, in general, the compensation and stock options of the Board and Executive Committee.

The Audit Committee

This committee consists of three members selected by the Board of Directors. The committee chairperson is appointed by the Board and it meets three to four times a year, its functions and responsibilities are:

- To ensure the continuity and validity of the accounting methods adopted for the parent company and consolidated financial statements;
- To verify internal procedures for collecting and checking information;
- To examine the internal and external management control systems;
- To examine the budget.

It may, without the presence of corporate officers and directors who take an active role in the company, meet with members of the company's financial and internal audit departments and its statutory auditors.



As per February 5, 2003 Board of Directors meeting current members are:

Strategic Committee:

Mr. Hugo van Berckel	President
Mr. Bertrand Meunier	Member
Mr. Wim Troost	Member
Mr. Larry Schaab	Secretary

Selection and Remuneration Committee:

Mr. Patrick Ricard	President
Mr. Bertrand Meunier	Member
Mr. Hugo van Berckel	Member
Mr. Wim Troost	Secretary

Audit Committee:

Mr. Florian Ollivier	President
Mr. Bertrand Finet	Member
Mr. Patrick Ricard	Member
Mr. Adrian Steed	Secretary



Remuneration of Provimi SA directors

		Total amount in euros
Wim Troost	Chairman-Chief Executive Officer	633,592
Guido Angiolini	Director	16,948
Marco Fortis	Director	15,448
Alain Labergère	Director	10,367
Mario Lombardi	Director	18,764
Angelo Triulzi	Director	31,948
Patrick Ricard	Director	26,000
Hugo van Berckel	Director	2,552
Bertrand Finet	Director	2,552
Bertrand Meunier	Director	2,552
Florian Ollivier	Director	2,552

The total amount includes the entire remuneration (salary, premiums, allowances etc) and benefits of all kinds (driver, company car, company housing, insurance, supplementary pension fund contributions etc) paid during the financial year to each company officer by Provimi SA and the companies in which it holds a controlling interest.

General information on the company's share capital

Changes in the capital and respective rights attached thereto for various classes of shares

The memorandum and articles of association do not include any provision that exempts the Company from the general law pertaining to changes in the share capital and the shareholders' rights.

Share capital

The share capital amounts to EUR 26,094,369. It consists of 26,094,369 shares of EUR 1 each, all fully paid-in and all of same category.

Authorised unissued capital

There is no authorised unissued share capital.

Authorisation to buy back shares

The Company's Shareholders' Meeting held on 30 June 2001, under the terms of its ninth resolution, voted to authorise the Board of Directors to buy, sell or transfer a number of shares representing up to 5% of the share capital, or 1,304,718 shares, for a period of eighteen months, or until 31 December 2002 or until the date it is renewed by an Ordinary Shareholders' Meeting before this date. The total amount that the Company may allocate to buy back its own shares is EUR 36,532,104. These repurchases of shares are authorised in particular to 1) regulate the share price by intervening systematically counter to the market price trend, 2) to grant shares to employees or managers of the Company and its subsidiaries or 3) to surrender shares in exchange under acquisition deals. The programme was described in a prospectus bearing the Commission des Opérations de Bourse's visa number 01-902 dated 2 July 2001. The Company did not buy back any of its shares under the share repurchase programme.

Financial instruments which do not represent share capital

The Annual Meeting held on 30 June 2001 conferred authority on the Board of Directors, for a period of five years and one or more occasions, to issue, in France or abroad, subordinated or other bonds for a fixed or indefinite term, or bond subscription warrants, in euro or foreign currencies, up to a maximum face value of EUR 300,000,000. To date, the Board of Directors has not availed itself of this authorisation.

Bonds which may be converted, exchanged or redeemed for equity-related securities

There are no bonds which may be converted, exchanged or redeemed for equity-related securities.

Other equity-related securities

The only equity-related securities of the Company as at the date of this reference document are the stock purchase options described on page 77.
The shares of Provimi SA are free of any pledge. No multiple voting rights exist.

Table of changes in the Company's share capital over the past five financial years

From the time it was formed until 30 March 2001, Provimi had FRF 2,911,000 of share capital. On 30 March 2001, Provimi's general meeting resolved to increase the share capital and to convert it into euros, raising the capital to EUR 465,760.
Before the demerger of EBS, Provimi's share capital consisted of 465,760 shares with a nominal value of EUR 1 each. After the aforesaid demerger, 25,628,609 new shares were issued to pay for contributions resulting from the demerger, thereby raising the total number of shares to 26,094,369.

Date	Transaction	Initial capital	Number of shares		Change	Share capital after increase
			Issued	YTD		
30.03.01	Conversion of capital into euros and capital increase	FRF 2,911,000	21,981	465,760	+ EUR 21,981	EUR 465,760
02.07.01	Contributions received following the demerger of EBS	EUR 465,760	25,628,609	26,094,369	+ EUR 25,628,609	EUR 26,094,369

Current structure of the share capital and voting rights

Company's ownership structure

Shareholders	Shares held	% share capital	Voting rights	% voting rights
	08.01.2003			
Provimlux Investments SA[(1)]	19,323,016	74.05	19,323,016	74.46
Provimi treasury stock[(R)]	144,100	0.55	0.00	0.00
Shares held by senior management[(R)]	105	0.00	105	0.00
General public[(R and B)]	6,627,148	25.40	6,627,148	25.54
Total	**26,094,369**	**100**	**25,950,269**	**100**

Montedison SpA[(R and B)]	
Montecatini[(R)]	
Montedison Group	
Treasury shares	
Public[(R and B)]	
Total	

(R) Registered shares.

(B) Bearer shares.

(1) Company with its seat in Luxembourg, 31-33, boulevard Prince Henri – L-1724 Luxembourg

The company has no specific knowledge of the number of its shareholders. However, on 28 February 2003, a report obtained from Euroclear France revealed there were 21,367 holders of 11,787,874 identifiable bearer shares (IBS), or 45.2% of the Company's share capital. The holders of IBS included 235 French companies or mutual funds (15% of the share capital), 156 non-resident accounts (4.1%), 20,975 individual shareholders (5.6%) and Provimlux Investments SA (20.4%). As at 31 March 2003, there were 352 holders of registered shares.
To the Company's knowledge, Provimlux Investments SA is the only shareholder with over 5% of the company's capital or voting rights.
To the Company's knowledge, at 31 December 2002, Provimi's directors together held 105 of the Company's shares. In addition, Mr. Wim Troost, together with other Provimi management participate in Provimlux Investments SA.

Possible changes to the breakdown of share capital over the past three years

From 1999 to 2001, there was no change to the breakdown of the Company's share capital (then named Sociéte Financière Tronchet). The majority of the share capital, or 29,086 shares representing 99.91% of the share capital, was held by Société de la Tour Eiffel. The other shares were held by the Swiss and French company, Excofina, and by individual investors. On 2 March 2001, after having bought back the shares of minority shareholders, Société de la Tour Eiffel sold all of the securities making up the share capital of the Company, which had been known as Provimi since 30 March 2000, to EBS.
As a result of the demerger deal on 30 June 2001, Provimi's shares were transferred to the shareholders of EBS, the demerger company, in proportion to their rights in the latter's share capital.

31-12-2002				31-12-2001			
Shares held	% share capital	Voting rights	% voting rights	Shares held	% share capital	Voting rights	% voting rights
14,002,260	53.66	14,002,260	53.96				
144,100	0.55	0.00	0.00				
105	0.00	105	0.00				
11,947,904	45.79	11,947,904	46.04				
26,094,369	100	25,950,269	100				
				13,153,540	50.41	13,153,540	50.69
				848,720	3.25	848,720	3.27
				14,002,260	53.66	14,002,260	53.96
				144,100	0.55	0	0.00
				11,948,009	45.79	11,948,009	46.04
				26,094,369	100	25,950,269	100



Control of the Company

Provimlux Investments SA directly holds the controlling stake in the Company. It is a company incorporated under Luxembourg law and its registered office is located at 31-33, boulevard Prince Henri – L1724– Luxembourg.
Provimlux Investments SA declared to the French Financial Markets Board and to the Company that on 8 January 2003 it exceeded the 5%, 10%, 20%, 1/3, and 50% thresholds in Provimi's share capital and voting rights and that it held, 19,323,016 shares of stock and 19,467,116 voting rights, equivalent to a 74.05% equity stake and 74.46% of Provimi's voting rights. This amount includes the shares that Provimi holds as treasury stock.
To the extent of the Company's knowledge, there are no shareholders agreements other than those within Provimlux Investments SA.



Group organisation chart

Below is the Provimi Group's organisation chart as at 31 March 2003. The percentages shown in this chart reflect the equity stake held and not the voting rights.

Group Organisation Chart as per 31 March 2003



Provimi SA
25%
25%
Provimi Holding
Cereplus
Eribins
Neolait
Provimi Hold. Danmark
Dana Feed
Zootech
Provimi France
29.67%
Provimi Polska Holding
90%
70.33%
Dana Feed Polska
Dana Feed Norway
10%
Dana Feed Italy
Celtic Nutrition
Provimi Polska Olsztynek
Krekanavos Pasarai
10.64%
Provimi Kiev
50%
Nutec S. Africa
Bonimex Pty
Agri-business Products
Sofrada
Centralys
Sodial
Provimi Polska Tworog
15%
Bezenchuk Granary
40%
Provimi Jordan
Provimi Australia
Lean Team
Nutec SA
Provimi Polska Bialystok
Provimi Gan Yu
Agribusiness (PTY) Limited
Reemon Ltd HongKong
75.41%
Volosovsky
Provimi Polska Dobrzelin
95.5%
Protector Switzerland
Izoval
9.85%
Guangxi Peter Hand
41.15%
74.23%
Hercules
Pracownicze Towarzystwo Inwestycyjne
Provimi Polska Bieganów
Nutec Holdings
NV Protector SA
Provimi Ltd UK
60%
75.62%
27.29%
Rolimpex
9.9%
5.1%
Pracownicza Grupa Inwestycyjna
Chongqing Peter Hand
Hanoi Peter Hand
Foray 496 (1)
Norvite
34.52%
98.62%
Alimental
60%
Provimi Ltd Moscow
45.69%
Provimi Azov
SCA Nutrition
Top Number
41%
Provimi Hold. Iberica
Nutral
49%
Provimi Samara
Bonimex
Markinskaya
Provimi Italia
Mervo Products
92.15%
Provimi Hellas
7.85%
ProAqua Spain
ProAqua Hellas (1)
Provimi Investment
Joosten Products
90.52%
Provimi SA (1)
SCA Iberica
Nutral Part. Portuguesa
30%
9.48%
51%
Tetragon Chemie Ltd
Provimi (1) Futterbasis GmbH
Provimi B.V.
51%
Vetcare Organics Private Ltd
Nutrileida SL
22%
70%
Nutritecnica
0.00001%
99.9%
Nutron Alimentos
13.1%
8%
5%
Alitec
4.9%
Immobilieraar-Cipiela
99.98%
Provihold
Techn. Animal Feeds Iraq
Provimi Iran
NIFCO Syria
Inversiones Provimi Chile Limitada
51%
49%
1%
VARAS
Vetem Portuguesa
0.02%
Provimi Portuguesa
Vipromin 2000
1%
99.9%
0.1%
Inversiones Provimi y Cia
40.89%
Frangnor
74.93%
Agrokomplex
25.07%
Mixrite Ireland
Nutec Ireland
Provimi CZ
Tovarna Mika a Spol
Bohemia Safari
Mixrite Manufacturing Ltd
40%
Provimi Valga (1)
Provimi Sitovo
Mika Slovakia
Provimi Mediterranean B.V.
13%
66%
Provimi Sevlievo
M.G.B.
80%
NANCO Holding
NANCO INC
Nutrition Transp. Serv.
25%
Provimi Zara
55.14%
Provimi Viand
Provimi Mediterranean for Fodder Processing
70%
Nesebar Provimi
SanoGold GmbH

(1) In liquidation.



Organisation chart Agrokomplex



Provimi BV
Provimi Holding BV
25.07%
74.93%
Agrokomplex CS RT
43%
Agrokev KFT
32.67%
Beke Ltd
22.3%
Csanyi-tap Kft
40%
Dunatap Kft
E.B.S. Budapest
Agrokomplex Nutrition Bosnia
33.33%
Megyertap Ktd (1)
38.68%
Munkacsy-Tap Kft
24.17%
Pavag Kft
49%
Promix Ltd
10%
Protagro Ltd
Soya Progres Ltd
49%
Tedej-Tap Kft
33.60%
Tisermix Kft
36%
Tisza-Tap Kft
37.50%
Alcsimix Kft
31%

Organisation chart Rolimpex



Public 32.71%
Management 10%
Treasury 5%
ERBD 10%
Provimi Polska holding
Pracownicza Towarzystwo Inwestycyjna
27.29%
9.9%
5.1%
Rolimpex SA
Pracownicza Grupa Inwestycyjna
Pasze Sp.zo.o.
99.95%
Dolpasz SA
Elewatory Sp.zo.o.
51%
Elewatory koronowo Sp.zo.o.
51.82%
Rol-ryz Sp.zo.o.
Nasiona Sp.zo.o.
Handel Sp.zo.o.
60%
Deinwestycje Sp.zo.o.
99.39%
Agro-Rolimpex Sp.zo.o.

Trading exchange for the Company's financial instruments

Market

Since 2 July 2001, the Company's Euroclear code number is 4458 and the ISIN code number is FR0000044588, following the demerger of EBS. The shares are eligible for deferred settlement (SRD in French).

On 3 April 2002, Provimi made its debut on the SBF 120 index and on the MidCAC index on 10 April of the same year. Provimi is also included in the Dow Jones Stoxx and Euro Stoxx indices under the Food and Beverage division.

Monthly trading volumes and prices of the Company's shares

	Price		Average daily trading Volume	
Months	High	Low	Number of shares	Value in thousands EUR
July 2001	19.11	14.22	83,174	1,356
August 2001	17.78	16.03	39,289	677
September 2001	17.19	10.21	35,416	465
October 2001	16.55	11.40	30,649	419
November 2001	18.15	14.65	32,155	530
December 2001	21.79	17.50	67,419	354
January 2002	23.78	21.22	43,313	981
February 2002	22.10	20.52	17,376	369
March 2002	21.78	20.16	31,199	659
April 2002	23.36	21.33	52,163	1,143
May 2002	24.70	21.02	51,399	1,196
June 2002	22.80	19.25	82,690	1,815
July 2002	21.95	19.31	29,528	611
August 2002	20.60	14.53	35,464	552
September 2002	15.59	14.10	19,189	307
October 2002	14.65	14.35	46,863	675
November 2002	14.55	13.30	33,701	456
December 2002	13.35	13.25	352,274	4,668

Source: Euronext Paris SA.

Dividends

The Company paid no dividend for the financial years ending 31 December 1997, 1998, 1999 and 2000. During these years the Company was not the Provimi Group's holding company. It was not listed on a stock exchange and it had no industrial activity pertaining to animal nutrition.

During the 2001 financial year, the General Shareholders' Meeting held on 6 May 2002 voted to pay the shareholders a dividend of EUR 0.20 per share for a total payout of EUR 5,218,873.80.

The statutory limitation for collecting unclaimed dividends is 5 years from the payment date.

Information concerning the company's business

Presentation of the Company and the Provimi Group

History of the Company and the Provimi Group

In a resolution of 30 June 2001, the shareholders of the Provimi Company approved the contribution, within the framework of the demerger from Eridania Béghin-Say (EBS), of all the operations of the "animal nutrition" branch, effective retroactively from 1 January 2001 and a capital increase for the resulting Company. Provimi was first listed on the stock exchange on 2 July 2001.

Following this demerger, Provimi became the parent Company of the Group holding the animal nutrition operations of the former EBS.

The animal nutrition business was developed from 1927 by a group of companies held by a Dutch family until 1971. In 1971, the Group was acquired by Central Soya Company, an agricultural group listed on the New York Stock Exchange. Between 1971 and 1987, the non-core businesses of Provimi were divested and the Group focussed on animal feed. In 1987, Central Soya together with the Provimi Group were acquired by EBS.

Since 1988, Provimi has grown significantly. From 1988 to 1996, Provimi expanded its position in Europe, both West and Central, mainly by acquisitions in Italy, France, the United Kingdom, Ireland, Poland, Hungary, Spain, Switzerland and Greece.

Since 1996, the companies of the Provimi Group have continued to grow by integrating two new strategies: the internationalisation of its operations and diversification into pet food and fish feed:

- The Provimi Group established leadership positions in Brazil, Argentina, the United States, India and South Africa in the complete feed and premix segment. Simultaneous smaller acquisitions in Europe strengthened the position of existing businesses.
- Starting in 1997, a successful strategy was followed to develop both the Pet and Fish Feed segments, with acquisitions in Denmark, Chile, Spain, the Czech Republic, the Netherlands and the United Kingdom.
- In 2000, the Group reinforced its international position with developments in China, Vietnam and Australia.

As the holding company of the Provimi Group, the Company manages the use of the "Provimi" logo and grants licenses to its subsidiaries worldwide. It also manages the treasury and finances of the Provimi Group. The Company is responsible for providing information to its shareholders and investors.

On 29 November 2002, Provimlux Investments SA, a Luxembourg company controlled by CVC Capital Partners and PAI Management acquired the majority of the shares in Provimi (53.66%) from Edison. After the subsequent execution of a standing offer from 20 December 2002 to 8 January 2003 inclusive, on the Paris stock exchange, Provimlux holds 74.05% of Provimi.



Principal business activities of the Company and the Provimi Group

Presentation of the animal nutrition market

The world market supplies feed for pigs, poultry and ruminants, which includes complete feeds, premixes and specialty foods, fish feed and pet food. To enable comparison between these various products, the world market is measured in complete feed equivalent ("CFE"). This coefficient converts all products into comparable units of measurement.

Development of the demand for industrial animal feed

World demand for industrially produced animal feed has developed as follows:



Growth in demand (in millions of tons)
290
370
440
537
590
590
591
597
604
1975
1980
1985
1990
1995
1999
2000
2001
2002

Source: Feed International – January 2003

World demand for animal feed grew 1% in 2002.
The stabilisation of world demand in recent years is explained by a combination of several factors, such as the crises in the Asian and Russian markets, animal diseases in Western Europe, and the increase in the nutritional value of the products (equivalent weight gain requires lower food consumption by the animal).
Demographic growth remains the determinant factor in the growth of production, and not higher per capita consumption of meat-based products (with the exception of poultry). The other primary factors influencing demand for animal feed are as follows:
- per capita income, leading to higher meat consumption per capita,
- the intensity of breeding,
- the level of investment devoted to the development of the animal feed industry,
- the availability of raw materials, and
- innovation.
Growth in animal production has been led by the key countries in Asia and South America (China and Brazil), where production has been stimulated in particular by:
- demographic growth,
- the growth in per capita income,
- low production costs that allow the development of exports that benefit from the relative weakness of the local currencies in relation to the dollar. In addition to these trends that affect long-term demand, the animal feed market is also influenced by economic cycles and periodic incidents such as monetary devaluations. There is a certain seasonal nature to these businesses. Demand for ruminant feed is much higher in winter. Sales of feed for fish that depend on water temperature are generally higher in summer than in winter.
Animal diseases such as foot-and-mouth disease and bovine spongiform encephalopathy ("mad cow disease") generally do not cause a decline in global demand, but only changes in demand for one species or one region.

Description of the principal animal feed regional markets
The various regional markets for industrial animal feed worldwide break-down is as follows:

Production in 2002

Country	In millions of tons	In %
France	22	4
Western Europe (excluding France)	93	16
Central Europe	49	8
North America	165	27
South America	81	13
Rest of world	194	32
Total	604*	100

Source: Feed International — January 2003.

* Provimi estimates that, in addition to industrial world production of 604 million tons, 300 to 400 million tons of feed are produced on farms and distributed on site to animals, and that this feed is lower in nutritional quality.

The market for industrial animal feed is very fragmented. The 10 largest producing countries only shared 64% of the global market in 2002.
In the developing countries where the Provimi Group is present, competitors in complete feed and premixes are primarily local and do not have significant technological back-up. Thus, Provimi holds a real competitive advantage in terms of product quality and know-how. On the other hand, the markets for fish feed and pet food are, as in the rest of the world, dominated by a few international players like Nutreco, Mars and Nestlé.
The primary Asian markets (China, India and Indonesia) are still at the initial stage of development and the local products are less expensive, but with lower nutritional value. Therefore, producers offering products with high added value, such as the Provimi Group, must face sharp competition on price and make major efforts to inform, educate and monitor their customer base in order to ensure growth and maintain their margin.
The pet food markets in Western Europe and the United States are mature markets dominated by a few major producers. The Group is positioning itself in the segment of products sold by specialised stores, veterinarians and in distributors' brands that offer growth potential for independent producers like Provimi. Eastern Europe, Asia and Latin America are experiencing rapid growth and offer attractive opportunities for high quality, competitive products in certain market segments.

Business sectors of the Provimi Group

The business of the Provimi Group is to provide nutritional solutions for animals. With the products and technological services of the Provimi Group, such as its formulations and its laboratory and veterinary services, producers and breeders can maximise their production yields. The Provimi Group is developing balanced feed programmes adapted to each animal species, which take into consideration the different environments and ingredients found throughout the world.

The product lines are divided into the following categories:

- feed for pigs, poultry and ruminants, which include complete feeds,
- premixes and specialty foods,
- fish feed,
- pet food.

The Provimi Group is an international group of companies each with a specific structure designed to optimise their strategic positioning and performance in local markets. The organisational structure is based on:

- decentralisation so as to make daily decisions on the basis of direct relationships with local customers; decisions on production, purchasing, prices, market strategies, etc. are taken at each company level,
- exchanges of information between the various companies for marketing, purchasing, R&D, administration and production functions.

The Provimi Group distributes its products primarily through three distribution networks:

- distributors (specialised distributors and large retail outlets),
- breeders (including fish producers),
- animal feed producers.

The size of its different distribution networks varies significantly from one company to another.

Moreover, pet food is primarily distributed through networks of specialty distributors and large retail outlets.

The Provimi Group's positioning in its markets

There are no competitors directly comparable to the Provimi Group at international level, but there are certain players with a strong local presence. The synergies among the various companies of the Provimi Group in the areas of procurement, marketing and research give the Provimi Group a competitive advantage over its local competitors.

The other players in the various animal nutrition markets include:

Company	Country	Net sales 2002 (in EUR millions)	Principal businesses (animal nutrition)
Nutreco	Netherlands	3,810	Fish feed
			Fish, pig and poultry breeding
Cargill	United States	53,744	Agricultural products
			(Complete feed)
Evialis	France	738	Complete feed
BASF – Agricultural Products	Germany	2,954*	Vitamins (premixes)
Roche (now DSM)	Switzerland	2,320	Vitamins (premixes)
Adisseo – Animal Nutrition	France	607	Vitamins (premixes)
Mars	United States	na	Pet food
Nestlé	Switzerland	7,250*	Pet food

Source: Annual reports of the companies.

* Turnover for the principal business indicated.

The global industrial animal feed market is estimated at 604 million tons, excluding animal feed produced on farms (Source: Feed International – January 2003). The companies of the Provimi Group produce nearly 42 million tons CFE, ie approximately 7% of the world market.

With a 7% market share, the Provimi Group estimates that it is the world leader in the animal nutrition market and one of the principal leaders in each market in which it is present.

The global market share of the Provimi Group reflects a diversified presence in all the major animal species, without a significant concentration in any specific market segment. The Provimi Group's five markets are pigs, poultry, ruminants (cows, sheep), fish and pets.

The estimated market share of the Provimi Group in the specialty segment (excluding fish feed and pet food) is approximately 20% in the markets in which the Company is present. Specialty products represent only a very small portion of the international animal feed market in terms of CFE (less than 2%) and are primarily used in the developed countries.
The business of the Provimi Group is well distributed among the various geographic regions. The revenues generated by exports come from more than 100 countries, none of which represents a significant proportion of overall turnover.
The market shares shown reflect the industrial animal nutrition market.

Breakdown of turnover by regional markets 2002

Country	Volume (in millions of tons CFE)	Share of Provimi turnover in 2002 (%)	Market share (%)
European Union	12.5	39	11
Eastern & Central Europe	5.3	35	12
North America	10.5	14	6
South America	8.0	12*	10
Rest of world	5.5	12*	3
Total	41.8	100	7**

Source: The data on the international market comes from the magazine Feed International, January 2003. The other information is provided by the Provimi Group.
* Provimi's percentage of turnover for South America and the Rest of the world.
** International market share of the Provimi Group.

Production for the last three years

The Provimi Group produced 2.83 million tons of animal feed products in 2002, an increase of 5.2% over 2001.

Change in the production of the Provimi Group over the last three years

	2002	2001	2000
Volume (in millions of tons)	2.83	2.69	2.44

The Provimi Group operates 94 plants in 28 countries that produce a broad range of products for local markets.



Provimi Group production sites

Country	Number of sites	Production capacity (in tons/hour)
France	9	95
United States	5	70
European Union (excluding France)	18	330
Central and Eastern Europe	41	590
South America	8	60
Rest of the world	14	100
Total	**95**	**1,245**



Provimi Group production sites in the European Union

Country	Number of sites
Belgium	1
Denmark	1
France	9
Germany	1
Greece	1
Netherlands	3
Ireland	2
Italy	1
Portugal	2
Spain	3
United Kingdom	3
Total	**27**



Provimi Group production sites in Central and Eastern Europe

Country	Number of sites
Czech Republic	2
Hungary	2
Bulgaria	4
Poland	27
Romania	1
Russia	4
Switzerland	1
Total	**41**

The breakdown of turnover in percentages by business sector in 2002 was as follows:

Trade and other operations	Pets	Fish	Ruminants	Poultry	Swine
26%	6%	9%	15%	20%	24%

Nutrition for swine, poultry and ruminants (premixes, complete feed and concentrates)

Premixes are mixtures of concentrated products that contain essential micro-ingredients used to obtain a complete feed. These ingredients are primarily vitamins, minerals, amino acids and dietetic products. This type of product represents the largest proportion of Provimi's global market share. These products are generally sold with a set of customer services and support services that include formula development and nutritional advice. The value of these services, which make the premixes, products with high added value, is taken into consideration in product pricing, which enables the companies of the Provimi Group to benefit from their investments in Research and Development.

Complete feeds are finished, ready-to-eat products. The key factors in the success of this business lie in production and the costs of the raw materials. In reality, even though quality and services also play an important role, the sale of these products is substantially more price sensitive because there is sharper competition in this segment. Provimi's strategy in the complete feed segment is to invest only in markets that offer sufficient growth and potential returns.

Concentrates are intermediate products between premixes and complete feed products, and contain protein ingredients as well as the premixes.

Fish and pet food and other specialised products (specialties)

The specialty segment includes a wide variety of products. This category offers products such as nutritional supplements, milk substitutes for calves and milk cows, food for young animals, game birds, fish, pets. The fish and pet product segments are the largest. Fish feed is destined for salmon, trout, eels, turbot and tilapia. Pet food is intended for dogs and cats in both dry and wet varieties, including treats.

Trade and other operations

The other operations of the Provimi Group remain closely related to the animal nutrition businesses and primarily involve trade in ingredients. The largest of these activities is the international distribution of micro-ingredients to third party companies through wholesale buying and resale in small quantities. This business is growing rapidly and is expanding through new distribution partnerships.

Location of the principal production sites of the Provimi Group

The Provimi Group is an international group that manages 95 production plants in 28 countries.
None of these plants generates more than 10% of the Provimi Group's total turnover.

Possible dependence of the Provimi Group with respect to patents and licenses, certain major customers or supply contracts

The top 15 customers represent less than 12% of consolidated turnover for 2002. In addition, there is no risk of dependence on certain suppliers. Finally, the Provimi Group does not depend on any third party for the patents and licenses required for its operations.



Investment policy

General investment policy

The investment policy of the Provimi Group is designed to improve the Company's profitability, maintain the quality of its production sites, and bring them into compliance with health, environmental and quality rules and standards.

Improvements in profitability are made by upgrading or expanding facilities in order to increase production capacities, produce a new product, or reduce operating costs. Replacement investments are made to maintain existing capacity by replacing worn equipment with new or second-hand machinery. Compliance with regulations is achieved in the form of projects designed to maintain the facilities at current standards (quality, environmental, safety etc) and to improve the condition of the plants to meet optional standards (GMP, ISO, HACCP etc).

In recent years, the Provimi Group has invested heavily to achieve its organic growth targets. These investments totalled EUR 30.5 million in 2000, EUR 37.2 million in 2001 and EUR 40.6 million in 2002, and mainly concerned the following companies:

Company	Country	Year	Investment (in EUR millions)	Business Segment
Nutral	Spain	1999	2.6	Pet food
Dobrzelin	Poland	1999	9.8	Complete feed
ProAqua	Spain	1999	2.9	Fish feed
Celtic	France	2000	5.2	Premixes, specialties
Gan Yu	China	2000	4.5	Premixes, specialties
SCA Iberica	Spain	2000	3.4	Prestarters for piglets
Nutron	Brazil	2001	1.7	Pet food
Nutec	United Kingdom	2001	1.6	Premixes
Bohemia Safari	Czech Republic	2001	3.4	Pet food
Danafeed	Denmark	2001/2002	7.6	Fish feed
Alitec	Chile	2001/2002	16.0	Fish feed

Tangible investments planned for the coming years are expected to be about EUR 35 million annually (two thirds of which is for growth and one third for maintenance). In particular, these investments are expected to be made in the following companies:

Company	Country	Year	Investment (in EUR millions)	Business
Nutron	Brazil	2003	2.0	Premixes, pet food and fish feed
Provimi BV	Netherlands	2003	3.5	Premixes
Provimi Hellas	Greece	2004	5.0	Fish feed
Peter Hand/Gan Yu	China	2004	5.0	Premixes, specialties
Nutron	Brazil	2005	10.0	Premixes and pet food
Other	–	2003/2005	5.0	Information technology



External growth strategy

The Provimi Group's acquisition policy is to invest in profitable companies that are well established in their local market and offer strong growth potential on their product lines in order to consolidate Provimi's positions in the global market. Acquisition projects selected must offer shareholders an above average return as well as a low risk, and non-cyclical activities. The same high quality standards that apply to current operations also apply to acquisitions. The strategy is designed also to diversify the Group's activities and maximise synergies with newly acquired companies. An additional goal of acquisition policy is to invest in businesses that also have growth potential in their respective markets. The overall goal of the various strategies noted above is to position the Group for long-term double digit growth. The managers of the newly acquired companies are generally former shareholders who continue to participate in the growth of the consolidated company within the Provimi Group. In certain cases, the former shareholders retain a stake in the subsidiary as in Russia, India and Bulgaria.

The following table shows the principal acquisitions made by the Provimi Group since 1999:

Companies	Country	Year	Business
Sodial	France	1999	Liquid feed
Bieganow	Poland	1999	Complete feed
Vetcare & Tetragon	India	1999	Animal health
Alitec	Chile	1999	Fish feed
Samara	Russia	1999	Complete feed
Azov	Russia	2000	Complete feed
Mervo Products	Netherlands	2000	Pet food
Cap Torino (purchase of assets)	Italy	2000	Pet food
Akey	United States	2000	Premixes/specialty products
Bohemia Safari	Czech Republic	2000	Pet food
Rolimpex (24.5%)	Poland	2001	Complete feed
Provimi Hellas	Greece	2001	Concentrates and pet food
Sofrada	France	2001	Fish feed
Mika-a-Spol	Czech Republic	2001	Pet food
Agribusiness/Janos Hoey	Australia	2001	Premixes
Nessebar-Provimi Jsc	Bulgaria	2001	Complete feed
Comptoir de Gives (pur. of assets)	Belgium	2002	Premixes/specialty products
SanoGold	Germany	2002	Premixes/specialty products
Peter Hand	China/Vietnam	2002	Premixes/specialty products
Sunglo Feed	United States	2002	Specialty products
Volosovsky	Russia	2002	Complete feed
Hercules	Russia	2002	Complete feed

The Provimi Group has also purchased the following minority interests:

Companies	Dates	% acquired	% held
Nutritécnica, Portugal*	April 2002	30	100
Provimi Gan Yu, China*	April 2002	20	100
Nutron, Brazil*	April 2002	25	100
Alitec, Chile*	May 2002	49	100
Rolimpex, Poland	Qtr. 4 2002	12.7	37.2

* These companies were already fully consolidated and the stock purchases had no impact on the balance sheet or income statement, except with respect to the minority interests and the Group net income.

Research and Development

The Provimi Group believes that, with 610 researchers worldwide, it is the largest private, independent research organisation specialising in animal nutrition in the world. Thus, the Provimi Group can develop new feed programs that respect the environment and improve the technical performance and financial results of breeders.

The international research and development activities of the Provimi Group are co-ordinated at the Research and Technology Centre in Belgium. The Provimi Group currently has research laboratories in Brazil, Chile, Denmark, Spain, the United States, India, the Netherlands, Poland, Jordan, the United Kingdom and Russia.
All the research activities of the Provimi Group are carried out by highly-qualified teams. In addition, the products of the Provimi Group are designed to have a minimum negative impact on the environment and to promote the well-being of animals, two increasingly pressing requirements. The development of innovative products in the various companies of the Provimi Group is essential for maintaining the continued expansion of a portfolio of high-quality, high added value products.
The 2002 total annual research and development budget for the Provimi Group is approximately EUR 15 million. The company's research and development staff is distributed as follows:

Research	187
"Product" development and technical services	326
Sales and management services	97
Total	610

Provimi devotes the majority of its R&D resources of EUR 15 million and 187 scientists on in-house market-driven research and development projects in close co-operation with the business units. In addition, the company is increasing major joint research projects with university and independent research institutes. Its research into production technology is leading to new techniques in animal feed production, particularly in the pet food industry that have been targeted as a major area for expansion.



Intranet/Internet infrastructures

Provimi's business generates an enormous amount of data that needs to be well managed in terms of information flow. In early 2000, Provimi launched a Group Intranet named ProviNet making it possible to provide large amounts of accurate, relevant and accessible information to all the Group's centres. ProviNet, which is based on a worldwide data network and Lotus Notes technology, is used by Provimi Group profit centres as a means of e-mail communication, GroupWare collaboration, information management and as a knowledge sharing platform. ProviNet is vital for harmonising the electronic data dispersed throughout the organisation into a single system. The primary objective of this network and the related organisation is to provide and promote the resources needed to streamline the organisation and create opportunities to share information, both within each company and between the various companies, thus increasing the efficiency of the entire organisation.
The Provimi Group places a high priority on the development of information technologies to facilitate its future growth. These investments are included in the total annual estimate of EUR 35 million.

E-business/CRM

The Provimi Group is fully aware of the opportunities offered by new technologies as a business enabler both in Intranet and e-business and intends to harness them as part of its consolidation strategy aimed at strengthening Provimi's leadership in worldwide markets. Provimi has integrated its e-business strategy, which focuses on procurement and distribution policies, into the implementation of its expansion strategy.
By implementing a Customer Relationship Management (CRM) strategy, Provimi demonstrates its commitment in providing optimum nutritional solutions and added value services to its customers.
CRM is a business strategy that consists of defining objectives, processes and tools in order to build a global long term and profitable relationship with customers by efficient use of all contacts.
Provimi sees its CRM strategy as a contributor to its constant effort to improve the brand image of each profit centre towards its customers and help develop more business worldwide. It helps Provimi companies to maximise the value provided to customers as it is a programme aimed at increasing client loyalty, decreasing working capital needs and improving sales force efficiency.

Principal subsidiaries of Provimi Group

The Provimi Group is composed of more than 100 operational companies in 33 countries.
Of these companies, Nanco in the United States and Provimi Polska Holding in Poland each generate more than 10% of Provimi's turnover.
Rolimpex, consolidated with effect from 1 July 2002, is expected to exceed 10% of turnover in a full year.

At 31 December 2002

(in EUR millions)	Nanco	Provimi Polska	Rolimpex*
Consolidated net sales	217.4	221.0	138.9
Staff	572	1292	911
Net fixed assets	25.3	29.6	30.0

* 6 months.

Nanco's businesses are described on pages 14 and 15.
Provimi Polska consists of companies that produce complete feeds and concentrates for all types of animals, milk replacers, specialty products, feed for piglets and nutritional supplements. Provimi Polska is the leader in its market, while Rolimpex and Cargill are ranked second and third respectively. It has its own research centre which plays a major role both in the development of new products and in sales assistance by calculating what can be obtained using a given product or products based on various local parameters. Because of the high volumes of feed grain given directly to animals by farmers, without an optimum supplement of amino acids and premixes, industrial animal feed in Poland offers strong potential for growth.



Risk factors

Market risks

The companies of the Provimi Group use various techniques to manage their currency and interest rate risks.
Financial instruments are only used to cover fluctuations in exchange and interest rates, excluding any speculation. Risk management is centralised with defined, coherent hedging strategies. Positions are traded on regulated markets or on over the counter markets with leading financial institutions.
All current positions at the closing date are recorded as off-balance commitments without compensation.
Currency and rate risks are monitored by the Provimi Group Treasury and managed in co-operation with all the relevant subsidiaries.
Currency policy is discussed in note 15.3 to the consolidated financial statement.
Interest rate risks are discussed in note 1.12.2 to the consolidated financial statement.

Economic and political risks

The Provimi Group is present worldwide. Certain countries or regions may experience economic difficulties or face political changes that may impact, for several years, the results or valuation of the Provimi companies concerned. However, the limited presence of the Provimi Group in high-risk regions or countries in terms of its total business, combined with the large number of countries in which it operates, reduces its exposure to these risks.
More specifically, in order to continue to reduce its working capital requirements, the Provimi Group has adopted a more restrictive credit policy with its customers. This has also had a positive impact in reducing its risk of bad debts.
Legal risks are discussed in note 15.3 to the consolidated financial statement.

Risks related to the business of the Provimi Group

Risks inherent in the business sector of the Provimi Group

Provimi is a producer of animal nutrition products intended for several animal species. As such, it is exposed to the following risks:

- A change in the price of raw materials: Provimi manufacturers animal nutrition products from raw materials that may be subject to significant price variations that could have a negative impact on its margins and revenues. Even if Provimi was able to pass on a proportion of such additional costs to its customers, this is a time-consuming operation, and the possibility that Provimi would have to bear some of such costs cannot be excluded.
- The impact of health and health safety crises: animal diseases, such as mad cow disease or foot-and-mouth disease tend, in the short term, to disrupt the balance of supply and demand, which may have an impact on market prices and producers' margins. However, generally these events also cause a shift in demand to another type of product and, in the medium or long term, global demand is not significantly affected.
- Exports: the companies of the Provimi Group export a significant amount of their production. Exports may be disrupted because of import or export restrictions in cases of war, disease, political instability, protectionism, or substantial variations in exchange rates. Such rates are, by definition, unpredictable and hard to quantify. However, the geographic diversification of the Provimi Group tends to limit the impact of such events.
- Seasonal variations: some product groups are subject to seasonal variations, notably feed for fish or milking cows. However, these cycles occur each year and, therefore, have no influence on annual revenues.
- Acquisitions: in recent years, the Provimi Group has made a number of acquisitions. Its current strategy is to continue this policy of external growth by identifying target companies that could be profitable and efficient. The consolidation process presents certain risks that are primarily the results of the need to assimilate the operations and products of the businesses acquired and enter markets in which the Provimi Group has limited experience. In addition, during the consolidation process, Provimi could lose key employees within the acquired companies. In this case, Provimi might have to pay major restructuring costs as a result of the consolidation of the new businesses (costs which, in certain cases, might not be offset by the profits recorded by the companies acquired).
- Breeding risks: the breeding businesses represent only a non-significant percentage of the Group's turnover and income and, therefore, the Group is not directly sensitive to animal sale or cost prices. The Group's policy is, in effect, to maintain no commercial interest in the very volatile breeding sector, except for limited investments in the research laboratories.
- Risks related to legislative changes: for consumer protection, legislation governing products in the food chain could be strengthened, which could affect production costs. This could have an impact on the Provimi Group in the short term. However, the Provimi Group's research capacity and its ability to innovate and offer new solutions that meet market requirements should enable the Group to comply with any new regulatory requirements.
- A situation of intense competition could appear in a specific market. This could have negative consequences in the short term. However, Provimi believes that its expertise means that it can respond better to customer expectations and win new customers in the long term.

Environmental risks

The policy of the Provimi Group is to comply with effective national regulations governing product quality and environmental protection in the various countries in which the Group's plants are located. The Provimi Group conducts several quality programs under ISO, GMP, and HACCP standards to guarantee the quality of its products. Some Provimi plants are ISO 14000 certified and most of the Provimi plants are certified in compliance with one or more of these standards, or will be in the next few years. "Quality" audits are conducted regularly on all sites. Every year, an intensive two to three-day training session is organised for quality managers. Complete quality manuals are updated and available on each site. This Topics are discussed in the social and environmental section on page 28 to 42 of this Annual Report.

The manufacturing processes of the animal feed industry do not use dangerous chemicals or heavy metals.

Risks related to key personnel of the Company

The Company believes that it has an organisation and management structure that would enable it to continue its operations and development under normal conditions in the event that one of the members of its management team were unable to perform his/her duties.

Insurance

The principal insurable risks generated by its operations which could have a material impact on the Provimi Group's financial position are covered by insurance policies taken out at Group level (equipment or plant damage, operating losses, and civil, operational, product and environmental liability).

Policy	Details	Maximum Cover
Equipment and plant damage, operating losses	Group programme covering all sites, with the exception of the United States, Brazil, the Czech Republic, China and India, which are covered by local insurance policies	250,000,000 €
General civil liability (1st line)	Group programme covering all countries, with the exception of the United States, Brazil, China and India, which are covered by local insurance policies	25,000,000 €
Umbrella civil liability (beyond 1st line)	Common limit with the other companies of the ex-EBS group	100,000,000 €

Post balance sheet date events

February 2003

Provimi bought a factory in Craiova, Romania. With this purchase Provimi extends its presence on the Romanian market, which fits in very well with its strategy of expanding in developing countries. This purchase improves Provimi's access to a Romanian region where it was not yet well established, since Vipromin is located in Salonta, in the north-west of Romania, while Craiova is in the south-west.

The new factory gives Provimi the opportunity to produce several types of products. The Craiova plant will produce complete feed and concentrates. At a later stage it may also produce premixes. It will employ 25 people in addition to the 43 people in the Vipromin plant in Salonta.

Vipromin has been producing concentrates and complete feed since 1996 and has recently extended its range of products. It produces under license from Agrokomplex CS, another Provimi subsidiary. The latter company is the market leader in premixes, concentrates and specialties in Hungary.

Provimi's sales in Central and Eastern Europe (CEE) amounted to EUR 534.4 million in 2002, which represented 35% of the total Group's turnover.

March 2003

Provimi launched a tender offer for the minority shares in Rolimpex SA that it does not currently own. Provimi, number one in the Polish Feed Market, owns 42.3% or 8,441,730 shares of Rolimpex. Provimi acquired its first stake of 24.5% in Rolimpex in January 2001 and has already received all necessary authorisations from the Polish regulators to increase its interest to 100%. Rolimpex, quoted on the Warsaw stock exchange, is number two in the Polish feed market.

The offer is at 5 zloty a share, is a premium of 26.5% above the average market price over the last six months' trading and values Rolimpex at 99.8 million zloty (EUR 23.2 million). The offer lasted from 25 March 2003 until 2 April 2003. Provimi financed the offer from its existing resources.

Provimi has 13 feed plants and a research centre in Poland and has been present on the market since 1989. It produces approximately 850,000 tons of feed and has 21% of the Polish market. 80% of its production is complete feed with the rest being concentrates and specialty products for young animals. Its turnover in 2002 was EUR 221 million. It employs approximately 1,300 people.

Rolimpex has 16 feed plants and produces 550,000 tons of feed with a market share of approximately 16% of the Polish feed market. It also has trading, silo and franchise activities. It currently employs 900 people.

Rolimpex announced its 2002 results on 28 February 2003 under Polish GAAP. It generated a net profit of 10.1 million zloty (EUR 2.35 million) on sales of 1,075.7 million zloty (EUR 250.2 million). As previously announced, Rolimpex's results under French GAAP were consolidated, with effect from the third quarter, into Provimi's results for 2002 that were announced before the opening of the Paris stock exchange on 26 March.

Provimi's sales in Central and Eastern Europe (CEE) amounted to EUR 534.4 million in 2002, which represented 35% of the total Group's turnover.

Resolutions

to be presented to the annual shareholders' meeting of 3 June 2003

Background to resolutions

Appropriation of earnings

The profit for the year was EUR 2,682,316.
After taking into account prior retained earnings of EUR 324,675,497, the total to be appropriated is EUR 327,357,813.
We are proposing the following allocation:

Dividend	EUR 5,218,874
Other reserves and retained earnings	EUR 322,138,939

The dividend totals EUR 0.20 per share, plus the corresponding tax credit. It shall be paid on or after 11 July 2003.
The earnings corresponding to the dividends not paid on treasury shares held by the company on the date of the dividend payment shall be assigned to the retained earnings account.
For the fiscal year ended 2001, a dividend of EUR 0.20 per share was paid, plus the corresponding tax credit; no dividend was distributed for the fiscal years 2000 and 1999.

Board of Directors

We are asking you to ratify the nominations of Messrs. Bertrand Finet, Bertrand Meunier, Hugo van Berckel and Florian Ollivier as directors. A brief history of their careers is provided below. We also propose that you appoint the company Provimlux Investments SA as a director of the Company.

Bertrand Finet (born 1965) graduated from ESSEC, a leading French business school in 1988. He started his career with 3i in Great Britain in 1990 before moving to 3i in Paris in 1992. In 1995, he joined the Paris office of CVC Capital Partners where is currently a director.

Bertrand Meunier (born 1956) is a member of the Executive Committee of PAI Management. Mr Meunier joined PAI in 1982. From 1985 to 1996, Mr Meunier was in charge of investment activity in PAI's Information Technology and Telecommunications Division. Since 1996, Mr Meunier has been responsible for investments in the Consumer Products and Services sector. He is also director of Diana, Stoeffler, Evialis, Panzani, Stef-TFE, Keolis, Yoplait and Royal Canin.

Hugo van Berckel (born 1960) is Managing Director of CVC Capital Partners BV. He joined CVC in Amsterdam in 1999, having previously worked for KLM Royal Dutch Airlines in several managerial and finance positions and for AMRO bank in Amsterdam. Mr Van Berckel, a Dutch citizen, holds a Master Degree in Law from the University of Leiden (Holland) and a MBA degree from INSEAD, Fontainebleau, France.

Florian Ollivier (born 1954) graduated from the top French business school, HEC. He joined Paribas in 1979, after having started his career at Andersen Consulting, now Accenture. He held different positions in the Structured Finance, Capital Markets and Investment Banking divisions in London and New York before being appointed as a member of the Executive Committee of Paribas (Switzerland) in 1994. Two years later, he was given responsibility for Eastern Europe based at Paribas' headquarters in Paris and subsequently became Director of Strategy and Development and Secretary to the Board in 1998. He joined PAI management in 1998.

Provimilux Investments SA is a public limited company by shares governed by the laws of Luxembourg and has its registered office 31-33, boulevard Prince Henri – L 1724 Luxembourg. Incorporated 1 August 2002 for an unlimited duration and registered under number B 88 571, Provimilux Investments SA has a share capital of 1,955,298.75 euros. It is managed by a board of directors of 7 members. Provimlux Investments sole shareholding is its participation in Provimi SA.

Resolutions

First resolution

Approval of the corporate financial statements for fiscal year 2002

The Shareholders' Meeting, after hearing the report from the Board of Directors and a reading of the General Auditors' report, hereby approves the corporate financial statements for the fiscal year ended 31 December 2002, as they have been presented, as well as the operations reflected in these statements and summarised in these reports.

Second resolution

Approval of the consolidated financial statements for fiscal year 2002

The Shareholders' Meeting, after hearing the report from the Board of Directors and a reading of the General Auditors' report, hereby approves the consolidated financial statements for the fiscal year ended 31 December 2002, as they have been presented, as well as the operations reflected in these statements and summarised in these reports.

Third resolution

Appropriation of earnings and payments of dividend

Therefore, the earnings for the year, in the amount of EUR 2,682,316, taking into account prior retained earnings of EUR 324,675,497, total a distributable sum of EUR 327,357,813.

Dividend	EUR 5,218,874
Other reserves and retained earnings	EUR 322,138,939

The dividend totals EUR 0.20 per share, plus the corresponding tax credit. It shall be paid on or after 11 July 2003. For the fiscal year ended 2001, a dividend of EUR 0.20 was paid, plus the corresponding tax credit, of EUR 0.10 per share. No dividend was distributed for fiscal years 2000 and 1999.

Fourth resolution

Auditors' Special report

The Shareholders' Meeting, after a reading of the special auditor's report on the agreements governed by article L. 225-38 of the French Commercial Code, hereby approves the said agreements.

Fifth resolution

Ratification of the provisional appointment of a director

The Shareholders' Meeting hereby ratifies the appointment of Mr Bertrand Finet as a Director of the Company, an appointment made provisionally by the Board of Directors during its meeting of 29 November 2002, to replace Mr Marco Fortis for the remainder of his term, which is until the end of the Shareholders' Meeting called in 2004 to approve the financial statements for the year ending 31 December 2003.

Sixth resolution

Ratification of the provisional appointment of a director

The Shareholders' Meeting hereby ratifies the appointment of Mr Bertrand Meunier as a Director of the Company, an appointment made provisionally by the Board of Directors during its meeting of 29 November 2002, to replace Mr Mario Lombardi for the remainder of his term, which is until the end of the Shareholders' Meeting called in 2004 to approve the financial statements for the year ending 31 December 2003.

Seventh resolution

Ratification of the provisional appointment of a director

The Shareholders' Meeting hereby ratifies the appointment of Mr Hugo van Berckel as a Director of the Company, an appointment made provisionally by the Board of Directors during its meeting of 29 November 2002, to replace Mr Angelo Triulzi for the remainder of his term, which is until the end of the Shareholders' Meeting called in 2007 to approve the financial statements for the year ending 31 December 2006.

Eighth resolution

Ratification of the provisional appointment of a director

The Shareholders' Meeting hereby ratifies the appointment of Mr Florian Olivier as a Director of the Company, an appointment made provisionally by the Board of Directors during its meeting of 29 November 2002, to replace Mr Guido Angiolini for the remainder of his term, which is until the end of the Shareholders' Meeting called in 2004 to approve the financial statements for the year ending 31 December 2003.

Ninth resolution

Appointment of a director

The Shareholders' Meeting elects Provimlux Investments SA as a Director of the Company for three (3) years, which is until the end of the Shareholders' Meeting called in 2006 to approve the financial statements for the year ending 31 December 2005.

Tenth resolution

All powers are given to the bearer of a copy or excerpt of these minutes in order to complete all filing formalities.

Persons responsible for the reference document and for the audit of the financial statements

Mr. Wim Troost,
Chairman and Chief Executive Officer of Provimi SA (hereinafter referred to as **"Provimi"** or the **"Company"**)

Declaration of the person responsible for the reference document
"To the extent of my knowledge, the information contained in this reference document provides a true and fair view of the reality of the company's situation. It contains all the information necessary for investors to form an opinion as to the Company's assets and liabilities, activity, financial position, financial results and future prospects. It does not contain any omission which might make it misleading."

Wim Troost
Chairman and Chief Executive Officer Provimi SA

Independent auditors

Deloitte Touche Tohmatsu
185, avenue Charles-de-Gaulle – 92200 Neuilly-sur-Seine
represented by Mr. Alan Glen
Date of first appointment: 30 March 2001
Expiration of current term: Annual General Shareholders' Meeting called to approve the financial statements for the financial year ended 31 December 2004

Gramet Nahum et Associés
4, avenue Hoche – 75008 Paris
represented by Mr. William Nahum
Date of first appointment: 30 March 2001
Expiration of current term: Annual General Shareholders' Meeting called to approve the financial statements for the financial year ended 31 December 2006

Alternate independent auditors

BEAS
7-9, villa Houssay – 92200 Neuilly-sur-Seine
Date of first appointment: 30 March 2001
Expiration of current term: following the Annual General Shareholders' Meeting called to approve the financial statements for the financial year ended 31 December 2004

Mr. Jean-Pierre Gramet
4, avenue Hoche – 75008 Paris
Date of first appointment: 30 March 2001
Expiration of current term: following the Annual General Shareholders' Meeting called to approve the financial statements for the financial year ended 31 December 2006

Payments to the auditors

In EUR millions	Gramet Nahum & Associés	Deloitte Touche Tohmatsu	Total	%
As auditors – holding company, consolidated accounts	0.1	0.1	0.2	6
Audit of subsidiaries, principally outside France	–	1.4	1.4	40
Other audit and audit related	–	1.0	1.0	29
Sub-total	**0.1**	**2.5**	**2.6**	**75**
Other costs				
Legal, tax and employment	–	0.5	0.5	17
IT		–	–	0
Internal audit	–	0.1	0.1	3
Others	–	0.2	0.2	5
Sub-total	**–**	**0.8**	**0.8**	**25**
Total	**0.1**	**3.3**	**3.4**	**100**

Independent Auditors' Attestation

(English translation of French original for information purposes only).

"In our capacity as statutory auditors of Provimi, and pursuant to COB regulation 98-01, we have reviewed the information pertaining to the financial position and historical financial statements reported in this reference document, in accordance with professional standards applicable in France.

This reference document was drawn up under the responsibility of the Chairman and Chief Executive Officer. Our responsibility is to express an opinion on the accuracy of the information it contains pertaining to the financial position and the financial statements.

Our engagement conducted in accordance with professional standards applicable in France, required us to assess the accuracy of the information pertaining to the financial position and the financial statements and to verify their consistency with the financial statements which were reported. It also consisted of reading the other information contained in the reference document in order to identify any material inconsistencies with the information pertaining to the financial position and the financial statements and to report any obviously erroneous items we might have found based on our general knowledge of the company acquired while performing our engagement.

Since this reference document does not contain any financial forecasts resulting from a structured forecasting process, our review did not include consideration of any assumptions made by management as reflected in such figures.

We audited the annual and the consolidated financial statements for the year ended 31 December 2002 as drawn up by the Board of Directors in accordance with accounting standards generally accepted in France. Our opinion was unqualified. Without qualifying our opinion, our report included an emphasis of matter paragraph drawing attention to Note 1.17 of the consolidated financial statements in which is set out the impact of a change in accounting policy relating to banking fees.

We audited the annual and consolidated financial statements for the year ended 31 December 2001 as prepared by the Board of Directors in accordance with accounting standards generally accepted in France. Our opinion was unqualified.

The pro-forma financial statements for financial year 2000 appearing in this reference document were drawn up under the responsibility of the Chairman and Chief Executive Officer of Eridania Béghin-Say in accordance with accounting standards generally accepted in France. The subsequent reconstitution of the 2000 financial year was carried out on the basis of the consolidated financial statements of Eridania Béghin-Say for the financial year ended 31 December 2000 which we audited in accordance with accounting standards applicable in France. These standards require that we perform the tests necessary to obtain reasonable assurance that these financial statements contain no material misstatements. Our audit led us to express an unqualified opinion on these consolidated financial statements.

The 2000 pro-forma financial statements are those which appear in the financial statements published in the prospectus (document E) issued as part of the demerger of the Eridania Béghin-Say group filed on 25 May 2001 under reference number 01-636.

We performed our review of the pro-forma financial statements for the financial year 2000 in accordance with auditing standards applicable in France. These standards require an assessment of the procedures implemented for selecting the accounting conventions and preparing the reconstituted pro-forma balance sheet and the pro-forma income statement for the 2000 financial year and for performing of tests to assess whether the conventions used are consistent, to determine how they are reflected in the figures and to ensure that the accounting methods used are consistent with those followed for drawing up Eridania Béghin-Say's consolidated financial statements.

The pro-forma accounts are intended to express how a given transaction or event would affect the historical financial information prior to the date on which the transaction or event actually occurred. However, they are not necessarily representative of the financial position or performance which would have been observed if the transaction or event had occurred on a date previous to its actual or foreseen occurrence.

In our opinion, the conventions used constitute a reasonable basis for presenting the effects of Eridania Béghin-Say's demerger in Provimi's 2000 pro-forma financial statements. The figures are appropriate and the accounting methods used are consistent with those followed in preparing Eridania Béghin-Say's consolidated financial statements.

Based on our work, we have no observation to make as to the fair statement of the information pertaining to the financial position and the financial statements as disclosed in this reference document.

Paris and Neuilly-sur-Seine, 9 May 2003
The Independent Auditors

GRAMET NAHUM ET ASSOCIÉS
William NAHUM

DELOITTE TOUCHE TOHMATSU
Alan GLEN

To assist the reader of the Annual Report the French version of wich has been recorded by the "COB" as a reference document, the following table identifies the main information, by subject, required by the rules and guidelines of the "COB" .

Information	Annual report
Risk analysis	
• Risk factors	114
– Market risks	114
– Risks related to the business	115
– Legal risks	62
– Industrial and environmental risks	28-42, 115
• Insurance and risk coverage	116
Net assets, financial situation and earnings	
• Consolidated financial statements and notes	43-71
• Off balance sheet items	68
• Payment of the auditors and affiliates	88
• Pro-forma financial information	48-49
• Prudent ratios	–
• Parent company accounts and notes	78-87
Corporate governance	
• Composition and functioning of the corporate bodies	94-96
• Composition and functioning of the specialised committees	96-97
• Directors remuneration	97
• 10 highest paid employees	75
• Agreements involving directors of the company.	89
Post balance sheet events and outlook	
• Post balance sheet events	45
• Outlook	26



Pursuant to regulation 98-01, France's Commission des Opérations de Bourse recorded this reference document on 9 May 2003 under number R 03-077. It may only be used in support of a financial operation if accompanied by a preliminary prospectus bearing a Commission des Opérations de Bourse visa. This reference document was prepared by the issuer and is the responsibility of its signatories. This registration, which was made after a review of the relevance and consistency of the information provided on the company's financial position, does not involve any authentication of the accounting and financial items presented therein.

Important notice

Readers of the present document shall note that this document is an english translation of a french reference document which received a COB visa on 9 May 2003. Please note that only the french version is authentic.

Investor relations and financial reporting

Shareholder and investor relations
Mr. Olivier Leduc
Tel.: +33 1 34 82 79 04
Fax: +33 1 34 82 79 10
e-mail: oleduc@nl.provimi.com

Financial reporting
Mr. Adrian Steed
Chief Financial Officer
Tel.: +331 34 82 79 02
Fax: +331 34 82 79 10

Company's Website: www.provimi.com

Provimi
"Société anonyme" with a registered capital of 26,094,369 euros
Registered office: 9-11, avenue Arago – 78190 Trappes – France

652 045 907 RCS Versailles

A publication of the Communications Department of Provimi. Design and Production: C&O. Illustration: XXXXXX. Photo credits: A. Pistolesi / Getty-images – Photothèque Provimi, DR.

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